Q

04024331

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Television Broadcasts Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FILE NO. 82- 1072 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/14/04

[redacted]

82-1078

AR/S
12-31-03

04 APR 12 AM 7:21

Annual Report 2003

TVB TVB TVB TVB TVB TVB

2003

電視廣播有限公司
二〇〇三年度週年報告

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN)
Norman Leung Nai Pang, G.B.S., J.P. (EXECUTIVE DEPUTY CHAIRMAN)
Mona Fong (DEPUTY CHAIRPERSON)
Louis Page (MANAGING DIRECTOR)
Chow Yei Ching, O.B.E.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

COMPANY SECRETARY

Ho Chan Fai

EXECUTIVE OFFICERS

Ho Ting Kwan (DIRECTOR & GROUP GENERAL MANAGER)
Raymond Roy Wong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)
Cheong Shin Keong (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)
Stephen Chan Chi Wan (ASSISTANT GENERAL MANAGER - TELEVISION BROADCASTING)

REGISTERED OFFICE

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong

AUDITORS

PricewaterhouseCoopers

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1901-5
19th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of the Company will be held at the Kowloon Room, Mezzanine Floor, Shangri-La Hotel, Tsim Sha Tsui East, Kowloon, Hong Kong, on Wednesday, 19 May 2004 at 11:00 a.m. for the following purposes:-

(1) To receive and consider the Company's Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2003;

(2) To sanction a final dividend;

(3) To elect Directors and to fix their remuneration;

(4) To appoint Auditors and authorise the Directors to fix their remuneration; and

(5) As special business, to consider and, if thought fit, pass the following Resolutions:-

As Ordinary Resolutions:

(I) THAT:

(a) subject to paragraph (c) below and in substitution of all previous authorities, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements, options and other rights, or issue securities, which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and other rights, and issue securities, which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) any scrip dividend or similar arrangement providing for allotment of shares in lieu of the whole or part of a dividend on the ordinary shares in the Company (such ordinary shares being defined in this and the following Resolution (II), "Shares") in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(i) 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution; and

(ii) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution; and

"Rights Issue" means an offer of shares in the Company, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the directors of the Company, to holders of Shares on the register (and, where appropriate, to holders of other securities of the Company entitled to be offered them) on a fixed record date in proportion to their then holdings of Shares (or, where appropriate, such other securities), subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong.

(II) THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this Resolution and the approval pursuant to paragraph (a) shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any other applicable law to be held; and

(iii) the passing of an ordinary resolution by shareholders of the Company in general meeting revoking, varying or renewing the authority given to the directors of the Company by this Resolution.

(III) THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution (I) above in respect of the share capital of the Company referred to in paragraph (c)(ii) of such resolution.

(IV) THAT the period of 30 days during which the Company's Register of Members may be closed under Section 99(1) of the Companies Ordinance during the calendar year 2004 be and it is hereby extended, pursuant to Section 99(2) of the Companies Ordinance, to 60 days.

As Special Resolutions:

(V) THAT the regulations contained in the printed document submitted to this Meeting and for the purpose of identification signed by the Chairman thereof be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association of the Company.

(VI) THAT clause 3 of the Memorandum of Association of the Company be and is hereby deleted and the existing clause 4 and clause 5 be and are hereby redesignated as clause 3 and clause 4 respectively.

By Order of the Board

Ho Chan Fai
Company Secretary

Hong Kong, 17 March 2004

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.

2. The Register of Members of the Company will be closed from 28 April 2004 to 19 May 2004 both dates inclusive.

3. Explanatory Notes To The Resolutions

   Set out below is a brief explanation of the purpose of each resolution.

Resolution No.:	Purpose
(5)(I)	General Mandate authorising the directors to issue additional shares.
(5)(II)	General Mandate authorising the directors to repurchase issued shares.
(5)(III)	Extension of authority given under Resolution (5)(I) to shares repurchased under the authority given in Resolution (5)(II).
(5)(IV)	Extension of the number of days during which the Company's Register of Members may be closed for 2004, from 30 to 60 days.
(5)(V)	Adoption of new Articles of Association of the Company.
(5)(VI)	Deletion of the objects clause of the Memorandum of Association of the Company.

4. With reference to Resolution No. 5(V), a summary of the more significant changes which will result from the adoption of the proposed new Articles of Association is set out in the Explanatory Statement to shareholders dated 31 March 2004. Copies of the existing Articles of Association and the proposed new Articles of Association are available for inspection at Deacons, 5th Floor, Alexandra House, Central, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including 18 May 2004 and will be available at the Meeting.

CHAIRMAN'S STATEMENT



2003 was a rollercoaster year for the Hong Kong economy, and TVB was along for the ride. The early months of the year saw our business first muted by the war in Iraq, then hit by the outbreak of SARS. The recovery in the second half enabled us to make up lost ground on the revenue side, bringing total 2003 revenues back in line with 2002.

Our 2003 local advertising revenues were down modestly compared to 2002, but were buoyed by continued improving performance in our international businesses. As a result, consolidated revenues for 2003 actually increased about 5% compared to the previous year. Nevertheless, a significantly increased cost burden, made up largely of exceptional items, reduced our bottom line to HK$441 million, a decrease of 25% compared to 2002.

At the Company's Annual General Meeting, the directors will recommend a final dividend of HK$0.60 per share. Including the interim dividend of HK$0.20 per share paid on 3 October 2003, the total dividend per share for the year will be HK$0.80. While this is a decrease compared to last year's dividend, it represents a considerably higher payout ratio than in past years.

Continuing their trends of past years, our international businesses are all making steady and very satisfying progress, increasing their contributions to both revenue and earnings. We expect to see continued improvements across the board in these businesses in coming years.

TVB's international licensing operation, delivering a notable, year-on-year 11% increase in earnings, had one of its strongest growth years ever. We anticipate many more years of attractive growth in this part of our business.

2003 saw the first full-year, very positive impact of the restructuring of our Taiwan operations completed in mid-2002. From this new performance baseline, we look forward to further growth in coming years in Taiwan's very competitive market. The TVB8 and Xing He satellite channels substantially reduced their losses in 2003 and continue to move steadily toward profitability.

Our overseas pay TV platforms continue to make good progress. Confirming the wisdom of our partnership with DirecTV, our platform in the USA turned profitable late in 2003 and is growing rapidly. Our platforms in Europe and Australia are both making progress toward profitability and should reach breakeven in the next few years.

Continuing the growth of recent years, TVB's co-production activities in mainland China increased again in 2003. These important activities increase our presence in the mainland and add to the pool of programming available to our international licensing and distribution operations. We expect continued growth in this area.

Years of planning and hard work finally came to fruition recently when Galaxy Satellite Broadcasting Limited's pay TV service - exTV, was formally launched on 18 February 2004. We are very pleased with channel line-up offered by exTV, including the five Chinese channels supplied by TVB, and look forward to watching the progress of the project.

We are settled now in our new corporate home in TVB City. The exceptional expenses of 2003 are largely behind us, and the Hong Kong economy seems clearly on the upswing, boding well for our local advertising revenues. The outlook for our international businesses continues positive. We look forward to a better year in 2004.

Finally, once again, may I extend my personal thanks to all in the ranks of our talented and hardworking TVB staff for supporting us through another challenging year.

Run Run Shaw
Executive Chairman

Hong Kong, 17 March 2004

REVIEW OF OPERATIONS

(a) Operating Results for the Year

For the year ended 31 December 2003, the Group achieved a turnover of HK$3,311 million, an increase of 5% over last year. Profit attributable to shareholders amounted to HK$441 million, as compared to last year's profits of HK$590 million. Included in profits for the year were capital gains, totalling HK$33 million, from the issue at a premium of new shares of a subsidiary company and the dilution of equity ownership in a previously wholly owned subsidiary company, Galaxy Satellite Broadcasting Limited. Earnings per share was HK$1.01 (2002: HK$1.35).

(b) Business Review and Prospects

Terrestrial Television Broadcasting

Our advertisers began the year on a highly cautious note. Upfront commitments barely matched those of the previous year, and spending in January and February showed single-digit declines year-on-year. A slight pickup in business in March was quickly nullified by the powerful, negative impact of the SARS outbreak. Revenues in April and May declined 27% year-on-year, in line with all other media and indeed retail sales. The market showed some resilience in June, with revenues that month showing very slight growth. The overall effect of the initial caution in the economy, followed by the outbreak of SARS, was to reduce our first half 2003 revenues by more than 10% compared to 2002.

Successful government initiatives to open up cross-border travel were a great support to our efforts to recoup, in the second half of 2003, revenues lost in the first half of the year. These initiatives gave a great boost to consumer confidence and spending. In fact, for the first time in two years, private consumption expenditures for the third quarter of the year grew 2% year-on-year. This, together with the contractually binding upfront commitments made by our major advertisers, gave both existing and new advertisers the confidence to spend. In addition, the relaxing of programme sponsorship restrictions, and the introduction of product sponsorship, led to robust double-digit growth in non-airtime revenue.

All of this enabled us to substantially recoup revenue lost in the first half, and to end 2003 with total revenue within 3% of the previous year.

The significant and steady growth in consumer and advertiser confidence since mid-2003 has continued unabated to the present. This resulted in a healthy growth in our upfront commitments for 2004. A recent survey of more than 160 members of the Hong Kong Advertisers Association confirms this increase in advertisers' confidence. In addition, we expect certain major categories, such as mobile telecommunications and credit cards, to show very strong growth.

Assuming no major health crises, we expect high single-digit to low double-digit growth in all advertising media markets in 2004. We will aim to maintain and grow our market share through greater focus on non-airtime revenue, such as programme and product sponsorships, and by increasing the number of advertisers from the mainland. The 2004 Olympics and our revamped Miss Hong Kong Pageant 2004 will be important sales focal points.

TVB continued to be Hong Kong's station of choice in 2003. Jade achieved an overall weekday prime time average of 80% among terrestrial Chinese channels and Pearl a weekly average of 72% among terrestrial English channels*.

* Prime time audience share refers to average share from 7:00 p.m. to 11:00 p.m. on Jade, and 7:00 p.m. to midnight on Pearl.

The Jade Channel

Jade's live broadcast of the soccer match "Hong Kong Vs Real Madrid" in August attracted an average of 2.8 million viewers (92% audience share of terrestrial Chinese channels), breaking the TV programme ratings record since the first use of the PeopleMeter audience measurement system in October 1991.

Locally-produced drama remains the most popular programme genre in Hong Kong. 7 out of the Top 10 weekday prime time programmes were TVB-produced dramas. The top drama, "Square Pegs", drew an average audience of 2.4 million (92% share), breaking the ratings record for drama series which has been in place since 1992.

Jade also expanded its scope of reality dramas. Both "Triumph in the Skies" and "Ups and Downs in the Sea of Love" attracted over 2 million viewers on average. The situation comedy, "Virtue of Harmony II", continued to attract an average of 1.9 million viewers.

2003 was a special year for TVB. Viewers were able to celebrate different occasions with us through our programmes and specials. Over 2.2 million viewers celebrated with us in the "TVB 36th Anniversary Special", 1.9 million helped us bid goodbye to our former Clear Water Bay facility in "A Splendid Finale of CWB Studio 1", and close to 1.8 million joined us at the "TVB City Grand Opening Ceremony". 1.7 million viewers at home witnessed the crowning of Miss Hong Kong 2003 via the "Miss Hong Kong Pageant 2003 (Final)", and, in "Forever Remembrance - Leslie Cheung" over 1.9 million viewers reminisced with us on the passing of a superstar.

During the year, Jade produced different series of infotainment programmes under the umbrella title of "Club House". Its top programme, "Gourmet Secret Agent (II)", attracted an average of 1.6 million viewers.

Adding to regular news and public affairs programmes, TVB comprehensively covered the war in Iraq in March, produced an array of informational and documentary programmes on SARS, and a series, "China Space Project", all of which were well received by the general public.

The Pearl Channel

TVB Pearl continued to secure the best in international programmes and provide balanced, quality programming for the people of Hong Kong.

Blockbuster movies were still the main attraction on Pearl. 72 of the Top 100 programmes on terrestrial English TV were Pearl's movies. Pic of the Year, "Spirited Away" and Mega Movie "Saving Private Ryan" topped the chart, drawing an average of 896,000 and 861,000 viewers and 88% and 91% shares of the English terrestrial television channels respectively.

In the summertime, 769,000 Pearl watchers caught the Real Madrid fever via the match "Real Madrid Vs FC Tokyo".

Critically acclaimed drama series such as "The West Wing", "ER" and "24" remained Pearl's main attractions. Pearl also introduced new, quality drama series, such as "Monk" and "Fastlane", and the mini-series, "Band of Brothers", which became the top drama on Pearl.

Documentaries like "Child of Our Time" and "The Life of Mammals", popular reality programmes such as "America's Next Top Model" and "Bridezillas", and lifestyle programmes, including "Oliver's Twist" and "Celebrity Homes", were also well-supported by the people of Hong Kong.

Community and Public Service

Facing the outbreak of SARS, low public morale and economic gloom, the Company took a leading role in bringing together experts, stars and celebrities, different business sectors and the people of Hong Kong to provide informational programmes and charity specials. TVB also participated in fundraising events and other activities to provide moral support to the public and the medical profession.

Responding quickly to the need for informational programmes, TVB produced a series of information and health-related programmes, including daily mini-programmes, "Prevention Against Atypical Pneumonia" and "One-minute Health Tips", and the series "Body Talk" and "Immunity and Health".

TVB also organised and participated in the telecast of a series of SARS-related programmes, including "Operation Relief 2003", "Operation Unite", "A Loving Tribute to SARS Heroes", "Anti SARS Emergency Relief" and "1:99 Concert". These programmes sought to raise funds, unite the community's efforts to fight the SARS threat to public health, and support Hong Kong's frontline medical professionals.

Despite the gloomy economy, TVB was able to raise HK$183 million in 2003 for different social causes, including SARS relief and various charitable organisations. The annual fund raising programme, "Tung Wah Charity Show 2003", not only entertained 1.3 million viewers, but also enjoyed tremendous public support, raising a total of HK$ 73 million for the Tung Wah Group. The "Yan Chai Charity Show" raised a total of HK$18 million for Yan Chai Hospital.

Commendations and Awards

Many of the TVB programmes and specials receiving international recognition in 2003 reflected TVB's long-standing public service commitment. "News Magazine: A Blood Legacy", on the spread of AIDS in the mainland provided a lesson in disease control in the wake of the SARS outbreak, won the Asian Television Award in Best News/Current Affairs Special and was a finalist in the New York Festival in the Health/Medical Issues category. TVB finalist entries in the New York Festival also included "SARS Campaign" in Station/Image Promotion, "News Report: Hong Kong People Power: - Article 23 Protest" in Newscast, and "Band of Brothers" in Entertainment Programme Promo. "Saturday Report: The Game Boy" was a finalist in the ABU/CASBAA UNICEF Child Rights Award, and "Tsui Chuk Explosion" was a semi-finalist in the 2003 International Emmy Awards in Asian/African News.

Also, "News Magazine: Chinese Communist Party Congress - Retreating Ideology" won the 2003 Regional RTNDA Edward R. Murrow Awards.

New TVB City

The new TVB City in Tseung Kwan O had its Grand Opening on 12 October. Equipped with fully digital news and production centres, TVB City is a world-class facility and an important milestone in the history of the TV industry in Hong Kong. All studios were fully operational by the end of 2003.

Prospects

TVB's renewed 12-year Domestic Free Television Programme Services Licence commenced on 1 December 2003. At the same time, the 15-year new Carrier Licence for broadcast transmission, awarded to TVB as a result of the Government's separate licensing scheme, also came into effect.

TVB will continue to invest in local productions to serve audience needs.

To generate more revenue for our terrestrial TV operation, we have successfully negotiated with the Government a relaxation in restrictions on sponsorship. New formats of programme and product sponsorship were put into effect towards the end of the year.

Programme Licensing and Distribution

Despite a bigger revenue base after years of consistent growth, we nevertheless recorded double-digit percentage growth in our programme licensing and distribution income from overseas. This benefits our profit margin since there is little need to increase overheads to support the growth of the businesses of our existing licensees.

Telecast licensing continues its healthy growth. This is due mainly to a steady increase in revenue sharing from pay TV licensees in markets, such as Malaysia, Singapore and Canada as their subscriber bases grow. Video licensing showed a higher-than-expected, double-digit growth over 2002 due to strong growth in mainland China and Taiwan.

Notwithstanding the introduction of more stringent restrictions on imported programmes in 2003, revenue from programme licensing in mainland China grew substantially year-on-year. The improvement came mainly from our VCD licensing, which was supported by better distribution and a continuing effort to combat piracy.

We expect steady growth in our programme licensing business in 2004 and expect our margins to further improve through better cost management.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform (TVBSP) USA

In the USA, the subscriber base of our 5-channel package on DirecTV grew at a remarkably high double-digit rate following the migration of TVBSP subscribers to DirecTV in March 2003. We attribute the attractive growth to intensive promotions held jointly with DirecTV and several major installers, and to the efforts of our sales staff based in the New York area.

In 2003, TVBSP was able, by means of short-term agreements, to sublease to various channel providers some of its transponder capacity. Negotiations with several other operators are in progress. If these negotiations are successful, our financial liability for the remaining portion of the transponder lease will be substantially reduced.

With the strong and steady momentum of subscriber uptake, we should also see a substantial growth in the subscriber base and profitability in 2004.

(b) TVB Australia (TVBA)

TVBA began to release a full range of fresh and current programming on its TVBJ channel in July 2003. With new subscriber growth up and churn rates down, we saw overall double-digit growth for the year. Ground promotions and events in 2003 were essential factors driving penetration, and will help to continue the momentum in 2004.

We were satisfied with the progress we made in discussions with the major service carriers. We are currently reviewing our long-term strategy for the Australia market, aiming to achieve the best efficiency.

(c) The Chinese Channel (TCC) Europe

With the new encryption system fully in place since the first quarter of 2003, general subscription renewal rate saw improvement, though not as much as we had hoped. Feedback from subscribers who did not renew after the new encryption system came on line indicates that the earlier long period of piracy fostered an expectation in many Chinese viewers that the pay TV content should be free. This has created market niches for our free-to-air broadcast competitors. Coupled with the additional fact that our competitors are bringing in live news and financial updates from Hong Kong, the progress of the business has slowed.

In response, TCC is exploring the possibility of setting up a full-time delivery channel from TVB City in Hong Kong to the TCC local playout centre in London. This will enable us to deliver effectively more live news, updates and current programmes to enhance the channel's programming.

Despite the several negative factors noted above, TCC was nevertheless able to maintain single-digit growth in subscribers in 2003.

Channel Operations

(a) Taiwan

Thanks to the successful restructuring of our Taiwan television operation in 2002, both advertising revenue and profits of all TVBS channels showed encouraging growth in 2003 despite the impact of SARS, slow economic recovery and political uncertainty caused by the March 2004 presidential election in Taiwan.

In 2004, TVBS will continue to enhance its programmes and production to improve further on its revenue in Taiwan and overseas. It will also focus on consolidation of its resources and on improving the cost efficiency to increase profitability.

(b) TVB8 & Xing He

The continuous growth in the number of Xing He and TVB8 subscribers in Malaysia, Singapore and the mainland has resulted in a substantial increase in revenues for the year. Capitalising on the increasing subscriber base, advertising sales also advanced considerably. In Indonesia, the Xing He channel switched from the premium to the basic package on the platform there, resulting in substantially improved home penetration and paving the way for further progress in the country.

In 2004, we will continue to strengthen home reach in the mainland and explore new markets overseas. The landing of Xing He and TVB8 on the Galaxy platform in Hong Kong will generate additional subscription revenue and broaden the footprint of the channels for advertising sales.

Other Activities

(a) Jade Animation

While maintaining its steady profit in the studio and distribution business, Jade Animation launched in 2003 its own animated drama, "The Legend of Condor Hero", based on Jin Yong's famous novel. Broadcast for 13 weeks every Saturday from 10:30 p.m. to 11:30 p.m. on the Jade channel, the series achieved an average audience share over 80% and gained satisfactory regional distribution sales and TV ratings. Jade Animation will continue to develop its own animation projects and further expand its distribution and merchandising activities in mainland China. In the coming year, Jade Animation will enhance its capabilities with 3D animation facilities to cope with market needs.

(b) Internet Operations

TVB.COM provides a value-added service to TVB's programme sponsorship clients in the form of mini-web sites and other Internet promotions based around the programme sponsorship. The robust growth in TVB's programme sponsorships in 2003 has contributed greatly to a very strong growth in advertising income for our Internet operations this year.

Broadband income also grew greatly and 3G content income took effect in the second half of the year. This has resulted in a 40% growth of revenue for the Hong Kong Internet operations.

We expect the growth in advertising income to continue. In addition, demand for 3G content is forecast to increase with the launch of other 3G services later this year and the introduction of mobile phones capable of streaming video even using 2.5G networks.

Although the provision of value-added content to broadband subscribers in Shanghai has been delayed, it is expected to commence sometime in 2004. Furthermore, new models of broadband content provision in mainland China are emerging and they may have a positive revenue impact in the later part of 2004.

(c) Magazine Publishing

The magazine market in Hong Kong in 2003 continued to be characterised by intense and unceasing competition for both circulation sales and advertising revenue. TVB Weekly's strategy has been to hold the cover price but to offer more value to readers through sponsored premiums. In addition, the design of our publication is continuously being improved.

On the advertising revenue side, revenue grew through increased marketing-led projects including managed events for TVB Weekly advertisers. Thus, despite the negative impact of SARS and a slight decline in magazine sales revenue, overall revenue increased by 5%.

The intense competition for circulation sales put pressure on direct costs but savings were achieved in staff and other expenses. Thus, the operating profit has been improved by 9% over the previous year.

Looking forward, we expect improved advertiser sentiment to contribute to growth despite the continuing incessant competition. Our efforts in magazine distribution, event marketing management and advertisement canvassing will continue not just in Hong Kong but also in the southern provinces of the mainland.

(d) Mainland Joint Venture

Situation 2003

The conglomeration of China's radio, film and television industries into giant media groups is a significant move for the mainland media industry. The demand for quality Chinese language content is steadily on the increase. Our joint ventures in the mainland have matured and grown rapidly in the past year.

Our Move

By setting up strategic alliances with local media partners, our joint venture has been producing a daily one hour entertainment-infotainment programme for nationwide distribution. By the end of 2003, the show had successfully made its name and been accredited by audiences and advertisers. This model of cooperation is highly successful and our joint venture will capture a significant window of opportunity as the media market continues to boom in the mainland.

We have been developing our licensing business in mainland China since the 80's. Our joint venture has also put in a lot of effort to broaden the coverage of our distribution network. In 2003, the joint venture launched a drama time block project with our local partners in major cities across 30 provinces. In order to strengthen our sales network for our time block projects, we have set up advertising sales teams in Shanghai, Beijing and Guangzhou.

Besides the traditional media business, we are leveraging our strengths in content aggregation and media foundation as well as local partner supports in order to achieve value-added revenues for our content. Through cooperation with our local partners, we have built and launched SMS content service for nationwide mobile phone users in the last quarter of 2003.

We believe our mainland joint venture is well positioned to provide syndication of high quality Chinese content to both traditional and new media markets in mainland China.

New Business - HK Pay TV

Internal delivery trials of the five TVB-packaged channels for exTV, the pay TV platform operated by Galaxy Satellite Broadcasting Limited, commenced at the end of 2003. Since early 2004 five channels - TVBN, TVBE, TVBQ, TVB8 and Xing He, are being supplied to exTV. TVBN is a 24-hour news channel produced at the TVB News Centre. TVBE is an entertainment channel featuring acquired as well as TVB-produced dramas and non-drama programmes. By day, TVBQ delivers children's programming, and family informational and entertainment in the evenings. TVB8 and Xing He, broadcasting mainly in Putonghua, are presently produced by TVB Satellite Broadcasting Limited principally for international broadcast and distribution in the mainland and overseas.

FINANCIAL REVIEW

(a) Investments in Subsidiary Companies and Associates

On 19 February 2003, in compliance with conditions in the Domestic Free Television Programme Service Licence, the Company reduced to below 50% its interest in a wholly owned subsidiary company, Galaxy Satellite Broadcasting Limited ("GSBL"). GSBL holds a licence to operate Pay TV services in Hong Kong and is now reclassified as an associated company in these accounts submitted. The disposal has brought to the Group a profit of HK$5.2 million.

According to the Subscription & Shareholders Agreement entered into with Intelsat Hong Kong Limited, the cost of investment in Galaxy Satellite TV Holding Limited (which owns 100% in GSBL) is to be paid over a period of four years. In these accounts, the full cost of HK$520 million is stated as investment in an associated company and the amount of outstanding capital contribution of HK$382 million is shown as amounts due to an associate.

On 30 November 2001, MEASAT Broadcast Network System (BVI) Ltd. ("MBNS(BVI)") and Home Net N.V. ("HomeNet") were each issued 4,500,000 shares of TVB.COM Limited ("TVB.COM") unpaid at HK$8.60 per share. These shares, which did not carry voting and dividend rights until paid for, were to be paid for by four equal instalments. Two of these instalments were received by the end of February 2003, thus increasing MBSN(BVI)'s interest in TVB.COM to 18.42% and HomeNet's interest to 7.9%. This transaction is accounted for as a deemed disposal of the group's interest in TVB.COM resulting in a profit of HK$27.7 million. TVB.COM changed its name to TVB Publishing Holding Limited on 12 December 2001.

The Company has increased during the year its interest in a Taiwan associate, Interface Co. Ltd. ("Interface"), to a cumulative percentage of 64.76%. Interface is therefore reclassified as a subsidiary company in these accounts. There is goodwill of HK$8 9 million arising from the purchase which is to be amortised on a straight-line basis over 5 years.

To obtain complete control for long term business development in the European market, the Company, on 23 October 2003, acquired from the minority shareholders their entire 36% interest in The Chinese Channel (Holdings) Limited ("TCC"), for a consideration of HK$5 million, thus increasing the Company's interest in TCC group of companies to 100%. This has resulted in goodwill of HK$56 million which is to be amortised evenly over 10 years starting November 2003.

Apart from those reported above, there was no other material acquisition or disposal of subsidiaries and associated companies during the year.

(b) Capital Assets, Liquidity and Debts

The new TVB City Project has been completed and all capital expenditures incurred are reflected in the accounts for the year. As at 31 December 2003, fixed assets of the Group stood at HK$2,365 million, an increase over last year end by HK$198 million which is net of the effect of the de-consolidation of GSBL and its related fixed assets. The increase represents CAPEX for the TVB City Project and also for the Channel Supply Agreement entered into with GSBL on 4 September 2001 through an open bidding process for supply of five Pay TV programme channels.

Cash and bank balances as at 31 December 2003 stood at HK$362 million, comparable to the position of last year. It reflects the HK$138 million cash investment in the Pay TV Joint Venture paid on 20 February 2003 and the CAPEX paid during the year. About 40% of the cash balance was maintained in overseas subsidiaries for their daily operation and 30% in accounts for specially assigned purposes. To finance current working capital requirements, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Accounts receivable increased by 3% from the position at the end of the previous year, reflecting a higher level of billing for local advertising at year end. Adequate provision has been set up to allow for any anticipated recoverability issues. Accounts payable decreased over last year by 11%, reflecting a higher payout during year.

The Group recorded a gearing ratio of 18.7% as of 31 December 2003 (2002: 10.8%) which was measured by total debts of HK$618 million (December 2002: HK$356 million) against a shareholders' fund of HK$3,295 million (December 2002: HK$3,274 million). The increase was due to additional bank loans drawn mainly to finance the Pay TV Joint Venture and also the New TVB City Project.

- Debts increased over last year by HK$262 million due to the aforesaid additional short-term loans.

- Debts consisted of short and long-term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan and the new TVB City Project, etc. Loans totalling HK$85 million (December 2002: HK$162 million) were secured by assets of subsidiary companies.

- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.

- The debt maturity profile as at 31 December 2003 was as follows: within one year HK$561 million (91%); in the second year HK$9 million (1%); in the third to fifth years HK$17 million (3%) and after the fifth year HK$31 million (5%).

- Debts were denominated mainly in Hong Kong Dollars (73%), New Taiwan Dollars (25%), British Pounds (1%) and other currencies, such as US and Australian Dollars.

- The Group had no committed borrowing facilities during the year.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 60% to HK$243 million (December 2002: HK$606 million).

(c) Major Provisions and Write-off

The Group has a contractual commitment for transponder capacity (36 MHz) on AMC4 (beaming over the USA, including Hawaii) provided by SES Americom for a period of 10 years to 30 September 2012. Following the migration of our satellite platform to DirecTV in USA, this transponder capacity became redundant. Memorandums of Understanding have been signed with channel operators and operators of broadcasting platforms which we anticipate will lead to the signing of subleases, at prevailing market rates, covering the full original transponder capacity. These sublease rates are expected to be lower than the rates in our original transponder lease. Accordingly, a provision of HK$54 million has been set up in these accounts to cover the shortfall between our original lease obligation and the anticipated revenue from subleases through to the end of the original contract term.

Likewise, there was about 9 MHz of redundant capacity on a 54 MHz PAS-8 C Band transponder provided by PanAmSat, beaming over Asia, the west coast of the USA and northern Australia. A provision of HK$9 million was set up to address outstanding contractual liabilities to 31 March 2006.

The Company vacated premises at Shaw House (Clear Water Bay) when it moved to the new TVB City at Tseung Kwan O. However, the relevant tenancy leases for these Shaw House premises will end only as of 30 June 2005. Accordingly, we have provided a sum of HK$32 million in the accounts to cover these lease obligations from 1 January 2004 to 30 June 2005, less amounts receivables from subleases.

On 30 September 2003, Hsin Chi Broadcast Co. Ltd. ("Hsin Chi") ceased business. Instead of putting the company into liquidation, it was decided that the capital of the company should be reduced after selling assets and paying off liabilities. The company is now posted for sale as a shell company holding just the DTH licence for the Taiwan market. Hsin Chi is owned 57.14% by Liann Yee Production Co. Ltd. ("LYP"), a 70% owned subsidiary of the Company. A loss of NT$208 million has been taken up in the accounts of LYP and impact to the Group is reduced to about HK$20 million, after tax.

(d) **Contingent Liabilities**

There were guarantees to the extent of HK$1.1 million (December 2002: HK$89.6 million) provided to bankers for banking facilities. The HK$88 million bank guarantee for the performance bond issued to the HKSAR Government has been uplifted and replaced by security provided by the new holding company of GSBL. The Company now owns only 49% of GSBL.

(e) **Exposure to Fluctuation in Exchange Rates and Related Hedges**

As of 31 December 2003, exchange contracts, entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuation for trade receipts from overseas customers, amounted to HK$15.5 million. There was a potential loss on these contracts of HK$0.8 million which has not been recognised in the accounts.

HUMAN RESOURCES

As of 31 December 2003, the Group employed, excluding directors and freelance workers but including contract artistes and staff in overseas subsidiary companies, a total of 5,242 (December 2002: 5,039) full-time employees. The increase was due to additional manpower required for production of programmes for GSBL. About 26% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a per-show basis or by a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commission. Non-sales personnel are offered a monthly salary. The year end bonus equivalent to one month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the year. From time to time, the Group organises, either in house or with vocational institutions, seminars, courses and workshops on subjects of technical interest, industry safety, management skills and related studies, apart from sponsorship of training programmes that employees may enroll on their own initiatives.

REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is terrestrial television broadcasting, together with programme production and other broadcasting related activities. The principal activities of the subsidiaries are detailed in note 37 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS, APPROPRIATIONS AND RESERVES

The results of the Group for the year are set out in the consolidated profit and loss account on page 29.

Movements in the reserves of the Group and the Company during the year are set out in note 27 to the accounts on pages 60 to 63.

Distributable reserves of the Company at 31 December 2003, calculated under Section 79B of the Hong Kong Companies Ordinance, amounted to HK$2,320,033,000 (2002: HK$2,498,959,000).

DIVIDENDS

An interim dividend of HK$0.20 per share, totalling HK$87,600,000, was paid on 3 October 2003. The directors now recommend the payment of a final dividend of HK$0.60 per share in respect of the year ended 31 December 2003 payable to shareholders who are on the Register of Members on 19 May 2004.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$72,000.

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 13 to the accounts.

SHARE CAPITAL

Details of the movements in the share capital of the Company are set out in note 26 to the accounts.

FIVE-YEAR FINANCIAL REVIEW

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 27.

DIRECTORATE AND SENIOR MANAGEMENT

The following directors and senior managers were in office during the year and at the date of this report.

Sir Run Run Shaw, G.B.M. (Executive Chairman)
aged 96, is the President of the Shaw group of companies with substantial interests in the entertainment and movie industry. Through the Shaw group, he holds a major interest in the share capital of the Company. He is one of the founding directors of the Company and became Chairman in 1980. He is the husband of Ms. Mona Fong, the Deputy Chairperson of the Company.

Norman Leung Nai Pang, G.B.S., J.P. (Executive Deputy Chairman)
aged 63, was appointed a director of the Company in September 2003 when he also took up the position as Executive Deputy Chairman. He is the Deputy Chairman of Kowloon Motor Bus Holdings Ltd and a director of Wing Lung Bank Ltd. Mr. Leung has been active in public service for well over 20 years and he served as the Chairman of the Broadcasting Authority from 1997 to 2002. He is currently serving as Commissioner of Civil Aid Service and Member of Electoral Affairs Commission.

Mona Fong (Deputy Chairperson)
aged 69, has been a director of the Company since 1988 and appointed as Deputy Chairperson on 25 October 2000. Ms. Fong is the Executive Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited and Chairperson and Managing Director of the Shaw group of companies. She is also the Chairperson of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust, and member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong. Ms. Fong is the wife of Sir Run Run Shaw, the Executive Chairman of the Company.

Louis Page (Managing Director)
aged 54, was appointed a director of the Company in 1987 and as Managing Director in September 1995. He is an executive director of the Shaw group of companies.

Chow Yei Ching, O.B.E.
aged 68, was appointed a director of the Company in 2000. He is the Founder and Chairman of Chevalier Group, which consists of two listed companies on the Hong Kong Stock Exchange - Chevalier International Holdings Limited and Chevalier iTech Holdings Limited. He is also a non-executive director of Shaw Brothers (Hong Kong) Limited and Van Shung Chong Holdings Limited. In 2001, he was appointed The Honorary Consul of The Kingdom of Bahrain in Hong Kong.

Ho Ting Kwan
aged 59, joined the Company in 1968 as Assistant Accountant. He was appointed General Manager - Television Broadcasting in November 1995. In April 2002, he was promoted to the position of Group General Manager. Added to this position, he was appointed a director in June 2003.

Christina Lee Look Ngan Kwan
aged 80, is the widow of the Founder of the Company, Mr. Lee Hsiao-Wo. Mrs. Lee became a director of the Company in 1981. She is actively involved in Caritas, Hong Kong, a local charitable organisation.

Lee Jung Sen, O.B.E. (independent non-executive director)
aged 88, is one of the founding directors of the Company. He is a director of Lee Gardens International Holdings Limited and Shanghai Commercial Bank Limited.

Li Dak Sum, DSSc. (Hon.), J.P. (independent non-executive director)
aged 83, is the Chairman of Sharp-Roxy (Hong Kong) Limited which markets "Sharp" products in Hong Kong and China. Dr. Li is also the Chairman of various hotel operations in Singapore, Australia and New Zealand. He was appointed a director of the Company in 1995.

Kevin Lo Chung Ping
aged 67, joined the Company in 1966 as Project Engineer and as General Manager from 1978 to 1980. He was appointed a director in 1977. He is also a director of Gold Peak Industries (Holdings) Limited.

Robert Sze Tsai To (independent non-executive director)
aged 63, was appointed a director of the Company in June 2003. He is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Society of Accountants and was a partner in an international firm of accountants with which he practiced for over 20 years. He is a non-executive director of a number of Hong Kong listed companies. He is also a member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Chien Lee (alternate director to Mr. Lee Jung Sen)
aged 50, is a director of the Scottish and Eastern Investments Limited. He is also a director of Hysan Development Company Limited and Swire Pacific Limited. He was appointed as Mr. Lee's alternate in July 1995. He is the son of Mr. Lee.

Anthony Hsien Pin Lee (alternate director to Mrs. Christina Lee Look Ngan Kwan)
aged 46, is a director of Hysan Development Company Limited and Lee Hysan Estate Company Limited, and also a director and substantial shareholder of Australian-listed Beyond International Limited. He was appointed as Mrs. Lee's alternate in September 2002. He is the son of Mrs. Lee.

Raymond Roy Wong
aged 66, a journalist, was employed by the Company as Manager of News, Public Affairs and Sports from 1977 to 1978. In 1980 he headed the News Division as Controller (News & Public Affairs) until 1991. He rejoined TVB's management team in February 1994 as Assistant General Manager - Television Broadcasting.

Cheong Shin Keong
aged 47, joined TVB as Controller, Marketing & Sales in 1989. He has extensive experience in the advertising industry specialising in media planning, buying and research. He was promoted to Assistant General Manager - Television Broadcasting in November 1995.

Stephen Chan Chi Wan
aged 45, joined TVB in 1994 as Controller (Programme) and took on the added responsibilities of Controller (External Affairs) in 1996. He was promoted to Assistant General Manager - Television Broadcasting in April 2002.

DIRECTORS

Mr. Ho Ting Kwan and Mr. Robert Sze Tsai To were appointed directors on 1 June 2003. Mr. Norman Leung Nai Pang was appointed director on 1 September 2003. Under Article 98 of the Articles of Association, they hold office until the Annual General Meeting, and being eligible, offer themselves for election.

Mrs. Christina Lee Look Ngan Kwan retires by rotation under Article 93 of the Articles of Association and being eligible, offers herself for re-election.

DIRECTORS' INTERESTS

None of the Directors of the Company has a service contract with the Company which is not determinable within one year, without payment of compensation, other than statutory compensation. No share options of the Company have been granted to the Directors during the year.

The Company has agreements with Shaw Brothers (Hong Kong) Limited for the lease of certain premises in Clear Water Bay Road, Kowloon, Hong Kong. The Executive Chairman of the Company, Sir Run Run Shaw, is the Chairman of Shaw Brothers (Hong Kong) Limited, in which he also has substantial attributed corporate interests. The Deputy Chairperson of the Company, Ms. Mona Fong, is the Executive Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited.

In November 2001, the Company entered into an agreement with Chevalier (Network Solutions) Limited for the supply, installation and maintenance of a private automatic branch exchange (PABX) system and structured cabling network in the new TVB City at Tseung Kwan O for a sum of HK$20,526,000. Dr. Chow Yei Ching, a director of the Company, is the Founder and Chairman of the Chevalier Group.

Sharp-Roxy (HK) Limited has purchased advertising airtime and sponsorship from the Company through independent agents at arm's length market rates from time to time. Dr. Li Dak Sum, a director of the Company, together with his family controls 50% of the voting power of Sharp-Roxy (HK) Limited.

Apart from the above, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

As at 31 December 2003 the beneficial interests of the directors and chief executive in the shares of the Company as recorded in the register maintained under Section 352 of the Securities and Futures Ordinance were as follows:-

	No. of Ordinary Shares of HK$0.05 each				
	Personal Interests	Family Interests	Corporate Interests	Total	Percentage of Issued Capital (%)
Sir Run Run Shaw	-	1,146,000 #	141,174,828*(a)	142,320,828	32.49%
Christina Lee Look Ngan Kwan	602,144	-	16,701,000 (b)	17,303,144	3.95%
Lee Jung Sen	1,262,415	-	-	1,262,415	0.28%
Mona Fong	1,146,000 #	-	-	1,146,000	0.26%
Chien Lee	600,000	-	-	600,000	0.14%
Li Dak Sum	-	-	300,000 (c)	300,000	0.07%
Louis Page	100,000	-	-	100,000	0.02%

*Note : Duplication of shareholdings occurred between parties # shown above and between parties * shown above and below under "Substantial Shareholders".*

(a) *113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Sir Run Run Shaw holds 74.58% and 100% equity interests respectively through Shaw Holdings Inc., a company in which Sir Run Run Shaw holds 100% equity interests through The Sir Run Run Shaw Charitable Trust.*

(b) *10,377,000 shares were held by Trio Investment Corporation SA., 1,581,000 shares were held by Crystal Investments Limited, 3,162,000 shares were held by Compass Inc. and 1,581,000 shares were held by Bonus Inc. all companies in which Mrs. Christina Lee Look Ngan Kwan holds 100% equity interests.*

(c) *The shares were held by Roxy Property Investment Co. Ltd. in which Dr. Li Dak Sum holds 100% equity interests.*

All the interests stated above represent long positions. The Company or its subsidiaries did not grant to the directors or chief executive or their spouse or children under 18 years of age any rights to subscribe for shares or debentures of the Company or any other body corporate.

Apart from the above, no interests or short positions were held or deemed or taken (under the Securities and Futures Ordinance) to be held by any directors or chief executive of the Company in the shares or underlying shares in, or debentures of, the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance) as at 31 December 2003.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the register of substantial shareholders maintained under Section 336 of the Securities and Futures Ordinance shows that the Company had been notified of the following substantial shareholders' interests (all being beneficial interests), being 5% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the directors and chief executive.

	No. of Ordinary Shares of HK$0.05 each	Percentage of Issued Capital (%)
Shaw Brothers (Hong Kong) Limited	113,888,628*	26.00%
The Shaw Foundation Hong Kong Limited	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 *(i)*	6.02%
State Street Corporation	22,451,808 *(ii)*	5.13%

Note : Duplication of shareholdings occurred between parties (*) shown here and above under "Directors' Interests".

(i) Interests were held in the capacity of Investment Manager.

(ii) Interests were held by State Street Bank & Trust Company, in which State Street Corporation holds 100% equity interest.

All the interests stated above represent long positions. Save for the shares referred to above, no other person was recorded in the register kept pursuant to Section 336 of the Securities and Futures Ordinance as having an interest or short positions in the shares, underlying shares or debentures of, the Company or any associated corporations (winthin the meaning of the Securities and Futures Ordinance) which represented 5% or more of the issued share capital of the Company as at 31 December 2003.

CONNECTED TRANSACTIONS

1) The following transactions constitute connected transactions of the Company to which conditional waivers have been granted by The Stock Exchange of Hong Kong Ltd. (the "Stock Exchange")

   a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the Company, has been providing certain production facilities to the Company under a production management agreement. On 31 January 2001, the Company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The production management agreement was not renewed upon its expiry date on 31 January 2003. The amount paid by the Company to Shaw during 2003 was HK$445,000.

   b) On 19 May 1997 and 15 December 1997, the Company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the Company tenancies of certain office and car parking spaces situated at Shaw House, Lot 220 Clear Water Bay Road, Kowloon, Hong Kong. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the Company to Shaw during 2003 was HK$17,732,000.

   c) On 30 March 2001, the Company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange (PABX) system and structured cabling network by CNSL at the new TVB City of the Company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. CNSL is an associate of a director of the Company, hence CNSL is a connected person of the Company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the Company to CNSL during 2003 was HK$5,119,000.

d) Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from the Company advertising airtime available on the Company's channels in Hong Kong subject to the terms and conditions set out in the rate card published by the Company from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. ("Era"), which is a substantial shareholder of Liann Yee Production Co. Ltd. ("LYP"), a non-wholly owned subsidiary of the Company, hence Era Films and Red River are connected persons of the Company. The income accrued by the Company during 2003 was HK$424,000.

e) Sharp-Roxy (HK) Limited ("Sharp-Roxy") through its agents, Thematic Advertising Limited and Standard Advertising HK Limited (both are independent third party and not connected with the Company), has purchased from the Company advertising airtime and sponsorship available on the Company's channels in Hong Kong subject to the terms and conditions set out in the rate card published by the Company from time to time. Sharp-Roxy is an associate of a director of the Company, hence Sharp-Roxy is a connected person of the Company. The income accrued by the Company during 2003 was HK$88,000.

f) Since 1 January 1995, Era has been acting as the sole distributor of LYP's cable channels in Taiwan and was responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The distribution agreement was not renewed upon its expiry date on 28 February 2003. The fee paid by LYP to Era during 2003 was HK$1,798,000 (NT$7,937,000).

g) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. As from 1 July 2002, LYP was only responsible for recruiting advertisements for its own channels and magazines of which LYP was appointed as agent. The amount received by LYP from Era during 2003 was HK$8,590,000 (NT$37,907,000).

h) Since 1995, Era has been licensing various programmes to LYP for broadcast on LYP's cable television channels. The amount that LYP paid to Era during 2003 was HK$651,000 (NT$2,874,000).

i) LYP has obtained licenses from various independent news agencies to use their respective news reports for television broadcast in Taiwan. Since 19 June 2000, LYP has sub-licensed its right to use such news reports to Era for television broadcast in Taiwan on the channels owned by Era at a fee based on the actual usage and the fees payable to the news agencies by LYP. The fee charged by LYP to Era during 2003 was HK$1,297,000 (NT$5,722,000).

j) On 21 May 2002, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the Company, and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the substantial shareholder of two of the Company's non-wholly owned subsidiaries, entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during 2003 was HK$82,235,000.

k) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during 2003 was HK$21,767,000.

l) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the Company, entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBSE during 2003 was HK$25,988,000.

m) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisements and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during 2003 was HK$26,192,000.

All the independent non-executive directors have reviewed the above transactions described in paragraphs (a) to (m) above and confirmed that these transactions have been entered into by the Company in the ordinary and usual course of business, conducted on normal commercial terms or on terms that are fair and reasonable so far as the shareholders are concerned, and were entered into in accordance with the relevant arrangements or were entered into on terms no less favourable than those available to, or from independent third parties and the aggregate amount of each transaction for 2003 has not exceeded the relevant cap amount for each transaction as set out in the conditional waivers granted by the Stock Exchange.

The Company's auditors have also reviewed the above transactions described in paragraphs (a) to (m) and confirmed in its letter to the directors that:

(i) the transactions have received the approval of the Company's board of directors;
(ii) the transactions are in accordance with the pricing policies as laid down in the relevant agreements and documents;
(iii) the transactions have been entered into in accordance with the terms of the agreements governing the transactions or, if there are no such agreements, on terms no less favourable than those available to or from independent third parties; and
(iv) the cap amount for each transaction has not been exceeded.

2) The Company had been providing 2 corporate guarantees in proportion to its shareholding in LYP to a bank in Taiwan in connection with the granting of banking facilities to LYP in the amount of HK$11,922,000 (NT$52,500,000) and HK$114,213,000 (NT$500,000,000) since 4 October 1994 and 19 May 1998 respectively. On 20 March 2003, LYP obtained a new banking facility of NT$1,050,000,000 from the same bank in Taiwan and fully settled the previous banking facilities. To facilitate the issuance of such new banking facilities, the Company was required to enter into an arrangement with a Bank in Hong Kong SAR to issue an irrevocable standby letter of credit in proportion to its shareholding in LYP which was in the amount of HK$167,892,000 (NT$735,000,000). The standby letter of credit was for a period of one year from the issue date. Accordingly, the previous corporate guarantees provided by the Company to the bank in Taiwan were discharged. At the balance sheet date, the total amount of banking facilities drawn down by LYP was HK$133,205,000 (NT$583,146,000).

3) TVB (Overseas) Limited ("TVBO"), a wholly owned subsidiary of the Company, has been granting 2 interest bearing loans at the rates of 2% per annum above the London Inter-bank Offered Rate ("LIBOR") and Hong Kong prime rate plus 0.5% per annum respectively to a non-wholly owned subsidiary of the Company, The Chinese Channel (Holdings) Limited ("TCCH"). In addition, TVBO also granted non-interest bearing loan to TCCH for the purpose of providing working capital in proportion to its shareholding in TCCH. On 28 August 2003, TVBO transferred all its equity shares and interest bearing and non-interest bearing loans of TCCH to TVB Investment Limited ("TVBIL"), a wholly owned subsidiary of the Company.

On 23 October 2003, TVBIL entered into separate agreement with the minority shareholders of TCCH, Pacific Media PLC ("PMP") and Global First Investments Limited ("Global") for the sale of their respective shareholdings in TCCH to TVBIL. Pursuant to the agreements, TVBIL paid PMP and Global HK$3,727,778 and HK$1,272,222 for their respective 26.84% and 9.16% shareholding in TCCH. Upon completion of the transaction, TVBIL has increased its shareholding in TCCH from 64% to 100% and TCCH has become a wholly owned subsidiary of the TVBIL.

4) Since 1 August 1998, Era has been providing LYP with optical fibre networking services in Taiwan. On 21 March 2003, the parties renewed the service agreement for one year from 1 January 2003, whereby Era would provide a 45 MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room at a monthly fee of HK$295,100 (NT$1,300,000) (inclusive of 5% sales tax). On 28 August 2003, the parties entered into a supplemental agreement whereby (i) the term of the agreement would be extended for a further six months to 30 June 2004; and (ii) the monthly fee payable by LYP to Era would be reduced to HK$173,655 (NT$765,000) (inclusive of 5% sales tax) commencing from 1 August 2003. The fee paid by LYP to Era during 2003 was HK$2,789,000 (NT$12,310,000).

5) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 January 2003, the parties entered into an agreement to renew the arrangement for one year from 1 January 2003. Under the renewal agreement, (i) the monthly fees (inclusive of 5% sales tax) payable by Era to LYP were reduced to HK$669,000 (NT$3,000,000) as from 1 February 2003; and (ii) the monthly fees (inclusive of 5% sales tax) payable by LYP to Era were reduced to HK$334,500 (NT$1,500,000). This arrangement was renewed for another year from 1 January 2004 on the same terms and conditions. The fees received by LYP from Era during 2003 was HK$8,423,000 (NT$37,172,000) and the fees paid by LYP to Era during 2003 was HK$4,208,000 (NT$18,571,000).

6) On 16 April 1999, TVBI agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2003 was HK$5,159,000 (US$663,000).

7) On 16 September 2002, Hsin Chi Broadcast Co. Ltd. ("HCB"), a jointly controlled entity of the Company, entered into an agreement with Era, whereby HCB agreed to provide to Era multi channel per carrier services for a period of one year commencing from 15 June 2002 for a monthly service fee of HK$260,000 (NT$1,150,000) excluding sales tax. The agreement was terminated by mutual agreement on 5 March 2003. The fees received by HCB from Era during 2003 was HK$563,000 (NT$2,485,000).

8) On 19 September 2003, TVBI and ASTRO Entertainment Networks Ltd. ("AENL"), an associate of the substantial shareholder of two of the Company's non-wholly owned subsidiaries, entered into a licensing agreement, pursuant to which, TVBI would license to AENL certain programmes on an exclusive basis for broadcast on free terrestrial television in Indonesia for 2 years commencing from the earlier of 1 January 2004 or when AENL was able to secure the broadcast of programmes on free terrestrial television in Indonesia prior to 1 January 2004. The parties will negotiate and enter into a long form agreement to set out the terms of arrangement described in the agreement. As the license period did not commence in 2003, hence no income was accrued by TVBI in 2003.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during the year.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the percentages of the Group's purchases and sales attributable to its five largest suppliers and five largest customers are both less than 30%.

CORPORATE GOVERNANCE

During the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

In compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules on the Stock Exchange, an Audit Committee was established on 1 January 1999 with written terms of reference adopted from "A Guide For The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in matters coming within the scope of the Group audit. It also reviews the effectiveness of external audit and of internal controls and risk evaluation. The Committee now comprises three independent non-executive directors, namely Mr. Lee Jung Sen, Dr. Li Dak Sum and Mr. Robert Sze Tsai To. Two meetings were held during the current financial year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Run Run Shaw
Executive Chairman

Hong Kong, 17 March 2004

FIVE-YEAR FINANCIAL REVIEW

	1999	2000	2001	2002	2003
Turnover (HK$'m)	3,252	3,490	3,265	3,162	3,311
Profit before taxation (HK$'m)	571	889	663	684	485
Taxation (HK$'m)	79	141	111	90	25
Profit attributable to shareholders (HK$'m)	506	774	589	590	441
Earnings per share (HK$)	1.17*	1.77	1.35	1.35	1.01
Intangible assets (HK$'m)	-	-	-	-	63
Fixed assets (HK$'m)	701	992	1,654	2,166	2,365
Jointly controlled entities (HK$'m)	111	107	105	81	23
Associated companies (HK$'m)	10	16	19	26	238
Investments in securities (HK$'m)	72	48	5	5	4
Loans to investee companies (HK$'m)	24	11	11	11	13
Deferred tax assets (HK$'m)	-	-	-	-	24
Current assets (HK$'m)	2,670	3,010	2,434	2,009	1,988
Current liabilities (HK$'m)	(884)	(1,077)	(1,002)	(905)	(1,112)
	2,704	3,107	3,226	3,393	3,606
Share capital (HK$'m)	22	22	22	22	22
Reserves (HK$'m)	2,543	2,962	3,073	3,252	3,274
Shareholders' funds (HK$'m)	2,565	2,984	3,095	3,274	3,296
Minority interests (HK$'m)	44	45	-	-	84
Provisions (HK$'m)	-	-	-	-	62
Long term liabilities and pensions obligations (HK$'m)	95	78	78	63	68
Deferred tax liabilities (HK$'m)	-	-	53	56	96
	2,704	3,107	3,226	3,393	3,606

* *The calculation of earnings per share is based on the weighted average number of ordinary shares in issue.*

AUDITORS' REPORT TO THE SHAREHOLDERS OF TELEVISION BROADCASTS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 29 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2003 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 17 March 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For The Year Ended 31 December 2003

	Note	2003	2002
		HK$'000	HK$'000
Turnover	2	**3,311,162**	3,161,862
Cost Of Sales		**(1,692,513)**	(1,543,362)
Gross Profit		**1,618,649**	1,618,500
Other Revenues	2	**37,922**	41,083
Selling And Distribution Costs		**(442,818)**	(435,518)
General And Administrative Expenses		**(574,207)**	(489,409)
Other Operating (Expenses)/Income		**(106,382)**	893
Gain On Deemed Disposal Of Subsidiaries	3(b)	**27,726**	-
Gain On Disposal Of A Subsidiary		**5,213**	-
Operating Profit	3	**566,103**	735,549
Finance Costs	7	**(17,202)**	(21,945)
Share Of Profits Less Losses Of			
Jointly Controlled Entities		**(47,080)**	(28,103)
Associated Companies		**(16,734)**	(1,250)
Profit Before Taxation		**485,087**	684,251
Taxation	8	**(25,378)**	(90,064)
Profit After Taxation		**459,709**	594,187
Minority Interests		**(18,711)**	(4,269)
Profit Attributable To Shareholders	9	**440,998**	589,918
Dividends	10	**350,400**	416,100
Earnings Per Share	11	**HK$1.01**	HK$1.35

CONSOLIDATED BALANCE SHEET

As At 31 December 2003

	Note	2003	2002
		HK$'000	HK$'000
Intangible Assets	12	**62,739**	-
Fixed Assets	13	**2,365,231**	2,166,651
Jointly Controlled Entities	15	**22,714**	80,879
Associated Companies	16	**238,234**	25,685
Investment Securities	17	**3,658**	4,698
Loans To Investee Companies	18	**13,200**	10,887
Deferred Tax Assets	29	**23,551**	-
Current Assets			
Programmes and film rights		**605,459**	658,734
Stocks	19	**15,242**	21,322
Trade and other receivables, prepayments and deposits	20	**991,809**	965,342
Tax recoverable		**13,512**	-
Pledged bank deposits	22	**228**	1,618
Cash and bank balances		**361,783**	362,150
		1,988,033	2,009,166
Current Liabilities			
Trade and other payables and accruals	21 & 25(a)	**511,527**	575,808
Provisions	23	**33,073**	-
Short term loans	24	**549,368**	232,786
Bank overdrafts	22	**6,532**	45,970
Current portion of long term liabilities	28	**5,276**	21,499
Tax payable		**5,805**	28,410
		1,111,581	904,473
Net Current Assets		**876,452**	1,104,693
		3,605,779	3,393,493
Financed by:			
Share Capital	26	**21,900**	21,900
Reserves	27	**3,273,647**	3,252,332
Shareholders' Funds		**3,295,547**	3,274,232
Minority Interests		**83,785**	424
Provisions	23	**62,052**	-
Long Term Liabilities	28	**57,265**	55,589
Pensions Obligations	25(b)	**11,372**	7,642
Deferred Tax Liabilities	29	**95,758**	55,606
		3,605,779	3,393,493

Louis Page
Director

Run Run Shaw
Director

BALANCE SHEET

As At 31 December 2003

	Note	2003	2002
		HK$'000	HK$'000
Fixed Assets	13	**2,036,723**	1,678,350
Subsidiaries	14	**336,022**	498,452
Associated Company	16	**120,883**	-
Current Assets			
Programmes and film rights		**526,160**	574,316
Stocks	19	**3,433**	4,383
Trade and other receivables, prepayments and deposits	20	**628,185**	573,238
Tax recoverable		**13,512**	-
Cash and bank balances		**149,158**	206,004
		1,320,448	1,357,941
Current Liabilities			
Trade and other payables and accruals	21	**253,777**	252,708
Provisions	23	**21,175**	-
Short term bank loans, unsecured	24	**450,000**	30,000
Tax payable		**-**	25,518
		724,952	308,226
Net Current Assets		**595,496**	1,049,715
		3,089,124	3,226,517
Financed by:			
Share Capital	26	**21,900**	21,900
Reserves	27	**2,962,177**	3,141,103
Shareholders' Funds		**2,984,077**	3,163,003
Provisions	23	**10,682**	-
Deferred Tax Liabilities	29	**94,365**	63,514
		3,089,124	3,226,517

Louis Page
Director

Run Run shaw
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Year Ended 31 December 2003

	Note	2003	2002
		HK$'000	HK$'000
Total equity as at 1 January		**3,274,232**	3,094,625
Exchange differences arising on translation of the financial statements of foreign subsidiaries, jointly controlled entities and associated companies	27	**(3,583)**	5,789
Net (losses)/gains not recognised in the profit and loss account		**(3,583)**	5,789
Profit for the year	27	**440,998**	589,918
Dividends	27	**(416,100)**	(416,100)
Total equity as at 31 December		**3,295,547**	3,274,232

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended 31 December 2003

	Note	2003	2002
		HK$'000	HK$'000
Operating Activities			
Net Cash Inflow Generated From Operations	34(a)	859,610	783,695
Interest paid		(16,443)	(27,036)
Hong Kong profits tax paid		(43,490)	(78,716)
Overseas taxation paid		(1,849)	(9,801)
Net Cash Inflow From Operating Activities		797,828	668,142
Investing Activities			
Purchase of fixed assets		(549,264)	(663,443)
Redemption of investments in securities		-	50,789
(Increase in)/uplift of bank deposits with maturity over three months		(4,774)	1,212
Decrease/(increase) in loans to a jointly controlled entity		41	(94)
Increase in amount due by an associated company		(11,634)	-
Acquisition of subsidiaries, net of cash acquired	34(c)	(2,156)	-
Sale of a subsidiary, net of cash disposed	34(d)	(5,497)	-
Refund of investment cost in a jointly controlled entity		12,548	-
Investment in an associated company		(138,100)	(6,785)
Sale of fixed assets		9,403	4,636
Interest received		3,515	7,169
Net Cash Outflow From Investing Activities		(685,918)	(606,516)
Net Cash Inflow Before Financing		111,910	61,626
Financing Activities	34(b)		
Capital contributed by minority shareholders		38,685	-
Long term bank loans		60,049	2,205
Short term loans		499,115	59,968
Repayment of long term bank loans, other loans and obligations under finance leases		(75,830)	(22,747)
Repayment of short term loans		(59,968)	(91,592)
Repayment of a loan due to a minority shareholder		-	(1,156)
Release of pledged bank deposits		1,390	5,516
Dividends paid		(416,100)	(416,100)
Net Cash Inflow/(Outflow) From Financing Activities		47,341	(463,906)
Increase/(Decrease) In Cash And Cash Equivalents		159,251	(402,280)
Cash And Cash Equivalents At 1 January		143,362	549,916
Effect Of Foreign Exchange Rate Changes		(2,389)	(4,274)
Cash And Cash Equivalents At 31 December		300,224	143,362
Analysis Of The Balances Of Cash And Cash Equivalents			
Cash and bank balances		357,009	362,150
Bank overdrafts		(6,532)	(45,970)
Short term loans repayable within three months		(50,253)	(172,818)
		300,224	143,362

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention.

In the current year, the group adopted Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net asset value of subsidiaries.

In the company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(ii) Jointly controlled entities

A jointly controlled entity is under a contractual arrangement whereby the group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the group's share of the net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

(iii) Associated companies

An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long term and significant influence is exercised in its management.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the group has incurred obligations or guaranteed obligations in respect of the associated company.

(iv) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising from the translation of the net investment in subsidiaries, jointly controlled entities and associated companies and of intra-group balances of equity nature are dealt with as a movement in reserves.

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary, jointly controlled entity and associated company at the date of acquisition.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. For all acquisitions goodwill is amortised over 5-10 years.

Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

(d) Fixed assets

(i) Construction in progress

Construction in progress was carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment losses as considered necessary by the directors. No depreciation was provided for construction in progress. On completion, the associated costs were transferred to land and buildings and furniture, fixtures and equipment.

(ii) Other fixed assets

Other fixed assets, comprising buildings, leasehold improvements, studio, broadcasting and transmitting equipment, furniture and fixtures and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

Freehold land is not depreciated. Other fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

Buildings	2.5% - 5%
Leasehold improvements	Over the unexpired term of the lease
Studio, broadcasting and transmitting equipment	7% - 20%
Furniture, fixtures and equipment	5% - 33.3%
Motor vehicles	10% - 25%

Improvements are capitalised and depreciated over their expected useful lives to the group.

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(iv) Assets under finance leases

Leases that substantially transfer to the group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(e) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(f) Programmes and film rights

Programmes are stated at cost less amounts expensed and any provision considered necessary by the directors. Cost comprises direct expenditure and an appropriate proportion of production overheads. Cost of programmes is apportioned between domestic terrestrial market and overseas licensing and distribution market. In the case of former, the cost is expensed on first transmission, which in the latter, the cost is expensed on first distribution to licensees. Cost of programmes for satellite channels, where considered appropriate by the directors, is expensed in accordance with a formula computed to write off the cost over a maximum of three transmissions.

Film rights are stated at cost less amounts expensed and any provision considered necessary by the directors. Film rights are expensed in accordance with a formula computed to write off the cost over the contracted number of transmissions.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(g) Stocks

Stocks, comprising decoders, tapes, video compact discs and consumable supplies, are stated at the lower of cost and net realisable value. Cost of video compact disc is calculated on a weighted average basis whereas the cost of other stocks is calculated on a first in first out basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) Trade receivables

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(i) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from the date of investment and bank overdrafts and short term loans repayable within three months.

(j) Provisions for onerous contracts

The group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

(k) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The group operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee - administered funds.

All permanent staff, temporary staff and full time artistes signed in individual names (excluding singers and serial artistes), whose employment period reaches 60 days or more (collectively as "eligible members") located in Hong Kong are entitled to the Mandatory Provident Fund Scheme ("MPF Scheme"). The contributions to the MPF Scheme made by the group for permanent staff joined prior to 1 June 2003 comprise mandatory contributions and voluntary contributions. The mandatory contribution is calculated at 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month and the voluntary contribution is calculated at 10% of individual's basic salary less the mandatory contribution. The group's contribution for permanent staff joined after 1 June 2003, full time artiste, temporary staff is 5% of individual's "relevant income" with a maximum amount of HK$1,000 per month. "Relevant income" includes salaries, wages, paid leave, fees, commissions, bonuses, gratuities, and allowances (excluding housing allowance/benefits, any redeemed payment and long service payment). Employer's voluntary contributions shall be refunded to the group according to the vesting scale when the eligible members leave employment prior to vesting fully in the MPF Scheme.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

The retirement schemes which cover employees located in some overseas locations, except for Taiwan, are defined contribution schemes at various funding rates that are in accordance with the local practice and regulations. The employees located in Taiwan are members of a defined benefit retirement scheme. Pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year whilst the employees are not required to contribute. The pension obligation is measured as the present value of the estimated future cash outflows using average market yields for high quality corporate bonds or securities. Actuarial gains and losses are recognised over the average remaining service lives of employees.

The cost of all these schemes are charged to the profit and loss account in the period to which the contributions relate.

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the new SSAP 12 represents a change in accounting policy, however, the income taxes in prior years has not been restated as the effect of this change is not material to the current and prior years' results.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(n) Revenue recognition

Advertising income net of agency deductions are recognised when the advertisements are telecast.

Income from licensing of programme rights are recognised evenly over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

Subscription income from operation of satellite and subscription television networks are recognised on a straight line basis over the contract period which generally coincides with the timing when the services are rendered. Unearned subscription fees received from subscribers are recorded as subscriptions received in advance under trade and other payables and accruals in the balance sheet.

Income from video tape renting and sale of magazines are recognised on delivery of products. Income from sale of animation productions is recognised progressively in accordance with the stage of completion of the production. Income from provision of uplink and playback services and other services is recognised when the services are rendered.

Dividend income is recognised when the right to receive payment is established.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(o) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight line basis over the lease periods.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(q) Segment reporting

In accordance with the group's internal financial reporting the group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, stocks, receivables and operating cash, and mainly exclude investment securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Capital expenditure comprises additions to fixed assets (note 13).

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The group is principally engaged in terrestrial television broadcasting with programme production, programme licensing and distribution, overseas satellite pay TV operations, channel operations and other related activities.

Turnover comprises advertising income net of agency deductions, licensing income, subscription income, as well as income from uplink and playback services, video tape rentals, sale of animation productions and sale of magazines.

Other revenues comprise interest income, commercial production income, merchandising income, management fee income, service fee income and facility rental income.

The amount of each significant category of revenue recognised during the year is as follows:

	2003	2002
	HK$'000	HK$'000
Turnover		
Advertising income, net of agency deductions	**2,268,055**	2,192,488
Licensing income	**550,582**	476,884
Subscription income	**353,629**	382,868
Others	**152,624**	124,121
	3,324,890	3,176,361
Less: Withholding tax	**(13,728)**	(14,499)
	3,311,162	3,161,862
Others revenues		
Interest income	**3,491**	7,786
Others	**34,431**	33,297
	37,922	41,083
Total revenues	**3,349,084**	3,202,945

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

The group is organised on a worldwide basis into five main business segments:

Terrestrial television broadcasting - free to air broadcasting of television programmes and commercials and production of programmes

Programme licensing and distribution - provision of television programmes to homevideo markets and overseas broadcasters

Overseas satellite pay TV operations - provision of satellite pay television services to subscribers in USA, Europe and Australia

Channel operations - compilation and distribution of television channels in China, Taiwan and other countries

Other activities - animation production, merchandising services, website portal, magazine publication, uplinking and playback services and other related services

The group's inter-segment transactions mainly consist of licensing of programmes and film rights and provision of services. Licensing of programmes and film rights were entered into at similar terms as that contracted with third parties. The services provided were charged on a cost plus basis or at similar terms as that contracted with third parties.

Secondary reporting format - geographical segments

Although the group's five business segments are managed on a worldwide basis, the sales are generated in eight main geographical areas:

Hong Kong - terrestrial television broadcasting with programme production, website portal and magazine publication

Taiwan - cable television channel services

USA and Canada - licensing and distribution of television programmes and satellite pay TV operations

Australia - licensing and distribution of television programmes and satellite pay TV operations

Europe - licensing and distribution of television programmes and satellite pay TV operations

Mainland China - licensing and distribution of television programmes and satellite TV channel services

Malaysia and Singapore - licensing and distribution of television programmes

Other countries - principally licensing and distribution of television programmes

There are no sales between the geographical segments.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments

	Terrestrial television broadcasting 2003 HK$'000	Programme licensing and distribution 2003 HK$'000	Overseas satellite pay TV operations 2003 HK$'000	Channel operations 2003 HK$'000	Other activities 2003 HK$'000	Elimination 2003 HK$'000	Group total 2003 HK$'000
Turnover (note)							
External sales	1,723,846	554,554	231,177	694,282	107,303	-	3,311,162
Inter-segment sales	1,461	98,643	71	15,489	10,405	(126,069)	-
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
Segment results (note)	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
Gain on deemed disposal of subsidiaries							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(17,202)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(47,080)	-		(47,080)
Associated companies	-	-	-	(16,734)	-		(16,734)
Profit before taxation							485,087
Taxation							(25,378)
Profit after taxation							459,709
Minority interests							(18,711)
Profit attributable to shareholders							440,998
Segment assets	3,343,659	215,535	162,231	537,168	122,439		4,381,032
Jointly controlled entities	-	-	-	3,737	18,977		22,714
Associated companies	120,883	-	-	117,351	-		238,234
Investment securities	-	3	-	2,117	1,538		3,658
Loans to investee companies	-	13,200	-	-	-		13,200
Unallocated assets							58,522
Total assets							4,717,360
Segment liabilities	285,635	86,473	111,406	123,171	17,871		624,556
Unallocated liabilities							713,472
Total liabilities							1,338,028
Capital expenditure	509,634	13,983	11,022	14,545	2,151		551,335
Depreciation and amortisation	149,440	5,718	16,386	57,065	8,837		237,446
Impairment of fixed assets	-	-	15,978	-	-		15,978
Other non-cash expenses	31,857	9,405	54,015	-	-		95,277

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	148,527	-	24,528		173,055
Operating profits/(losses)	-	-	(87,673)	-	9,232		(78,441)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format - business segments (Continued)

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
	2002	2002	2002	2002	2002	2002	2002
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover (note)							
External sales	1,783,203	484,119	189,360	583,976	121,204	-	3,161,862
Inter-segment sales	-	127,210	5,391	15,445	50,294	(198,340)	-
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
Segment results (note)	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
Finance costs							(21,945)
Share of profits less losses of							
Jointly controlled entities	-	-	-	(23,089)	(5,014)		(28,103)
Associated companies	-	-	-	(1,250)	-		(1,250)
Profit before taxation							684,251
Taxation							(90,064)
Profit after taxation							594,187
Minority interests							(4,269)
Profit attributable to shareholders							589,918
Segment assets	3,036,291	252,140	109,028	573,100	195,001		4,165,560
Jointly controlled entities	-	-	-	61,861	19,018		80,879
Associated companies	-	-	-	25,685	-		25,685
Investment securities	-	3	-	3,157	1,538		4,698
Loans to investee companies	-	10,887	-	-	-		10,887
Unallocated assets							10,257
Total assets							4,297,966
Segment liabilities	252,708	92,494	87,068	160,125	37,025		629,420
Unallocated liabilities							393,890
Total liabilities							1,023,310
Capital expenditure	608,020	10,336	12,615	20,258	16,365		667,594
Depreciation	62,802	6,115	16,869	54,929	26,396		167,111

Note: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

Turnover	-	-	118,084	49,424	25,825		193,333
Operating losses	-	-	(54,771)	(61,767)	(6,921)		(123,459)

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format - geographical segments

	Turnover	Segment results	Total assets	Capital expenditure
	2003	**2003**	**2003**	**2003**
	HK$'000	**HK$'000**	**HK$'000**	**HK$'000**
Hong Kong	**1,819,702**	**184,045**	**3,489,441**	**523,471**
Taiwan	**671,171**	**145,446**	**495,230**	**14,413**
USA and Canada	**217,557**	**9,703**	**130,682**	**7,043**
Australia	**53,318**	**(32,410)**	**17,206**	**1,670**
Europe	**90,149**	**6,305**	**104,989**	**4,295**
Mainland China	**104,237**	**50,841**	**28,530**	**124**
Malaysia and Singapore	**326,310**	**161,275**	**87,172**	**-**
Other countries	**28,718**	**7,959**	**27,782**	**319**
	3,311,162	**533,164**	**4,381,032**	**551,335**
Gain on deemed disposal of subsidiaries		**27,726**		
Gain on disposal of a subsidiary		**5,213**		
Operating profit		**566,103**		
Jointly controlled entities			**22,714**	
Associated companies			**238,234**	
Investment securities			**3,658**	
Loans to investee companies			**13,200**	
Unallocated assets			**58,522**	
Total assets			**4,717,360**	

	Turnover	Segment results	Total assets	Capital expenditure
	2002	2002	2002	2002
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	1,878,652	487,384	3,240,485	630,255
Taiwan	570,445	62,812	529,068	19,764
USA and Canada	193,678	48,131	122,477	2,909
Australia	48,320	(37,608)	26,228	2,766
Europe	81,744	7,792	43,239	9,074
Mainland China	86,140	22,548	46,282	608
Malaysia and Singapore	267,055	126,199	106,526	-
Other countries	35,828	18,291	51,255	2,218
	3,161,862	735,549	4,165,560	667,594
Jointly controlled entities			80,879	
Associated companies			25,685	
Investment securities			4,698	
Loans to investee companies			10,887	
Unallocated assets			10,257	
Total assets			4,297,966	

3 OPERATING PROFIT

(a) Operating profit is stated after crediting and charging the following:

	2003 HK$'000	2002 HK$'000
Crediting		
Gains on disposal of fixed assets	**1,613**	148
Net exchange gains	**8,467**	893
Charging		
Auditors' remuneration	**3,309**	2,724
Non-audit service fees paid to principal auditors (mainly tax services)	**907**	774
Cost of programmes, film rights and stocks	**1,151,008**	1,031,083
Depreciation - owned fixed assets	**235,107**	166,842
Depreciation - leased fixed assets	**212**	269
Impairment of fixed assets (note 13(a))	**15,978**	-
Provisions for onerous contracts (note 23)	**95,277**	-
Amortisation of goodwill (note 12)	**2,127**	-
Operating leases		
- Equipment and transponders	**92,884**	113,051
- Land and buildings	**108,337**	113,996
Staff costs, excluding directors' emoluments (note 4)	**1,156,371**	1,131,437

(b) On 30 November 2001, MEASAT Broadcast Network System (BVI) Ltd. ("MBNS(BVI)") and Home Net N.V. ("HomeNet") were each issued 4,500,000 shares of TVB.COM Limited ("TVB.COM") unpaid at HK$8.60 per share. These shares, which did not carry voting and dividend rights until paid for, were to be paid for by four equal instalments. Two of these instalments were received by the end of February 2003, thus increasing MBSN(BVI)'s interest in TVB.COM to 18.42% and HomeNet's interest to 7.9%. This transaction is accounted for as a deemed disposal of the group's interest in TVB.COM resulting in a profit of HK$27,726,000. TVB.COM changed its name to TVB Publishing Holding Limited on 12 December 2001.

4 STAFF COSTS

	2003 HK$'000	2002 HK$'000
Wages and salaries	**1,065,681**	1,050,853
Unutilised annual leave	**8,329**	772
Pension costs - defined contribution plans	**76,479**	76,382
Pension costs - defined benefits plans	**5,882**	3,430
	1,156,371	1,131,437

5 DIRECTORS' EMOLUMENTS

	2003	2002
	HK$'000	HK$'000
Fees	1,298	1,205
Salaries and allowances	6,338	2,400
Discretionary bonuses	2,050	1,400
Pension contributions	498	240
	10,184	5,245

The emoluments disclosed above include HK$203,000 (2002: HK$115,000) paid to independent non-executive directors.

The aggregate emoluments paid to the directors are further analysed into the following bands:

Emolument bands	Number of directors in each band	
	2003	2002
HK$Nil - HK$1,000,000	8	7
HK$1,000,001 - HK$1,500,000	1	-
HK$3,500,001 - HK$4,000,000	2	-
HK$4,000,001 - HK$4,500,000	-	1
	11	8

During the year, a director, Kevin Lo Chung Ping, has waived fees payable to him as director and executive committee member of the company totalling HK$85,000 (2002: HK$85,000).

6 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the group for the year include two (2002: one) directors whose emoluments are reflected in the analysis presented in note 5. The emoluments payable to the remaining three (2002: four) individuals during the year are as follows:

	2003	2002
	HK$'000	HK$'000
Salaries and allowances	8,575	13,089
Bonuses	1,192	2,149
Pension contibutions	571	1,006
	10,338	16,244

The aggregate emoluments paid to the individuals are further analysed into the following bands:

Emolument bands	Number of individuals in each band	
	2003	2002
HK$2,500,001 - HK$3,000,000	1	1
HK$3,500,001 - HK$4,000,000	2	1
HK$4,000,001 - HK$4,500,000	-	1
HK$5,500,001 - HK$6,000,000	-	1
	3	4

7 FINANCE COSTS

	2003	2002
	HK$'000	HK$'000
Interest on overdrafts, bank loans and other loans		
-wholly repayable within five years	**14,375**	18,710
-not wholly repayable within five years	**2,762**	3,180
Interest element of finance leases	**65**	55
Interest element of land premium paid	**2,071**	4,151
Total borrowing costs incurred	**19,273**	26,096
Less : Amount capitalised in land and buildings	**(2,071)**	(4,151)
	17,202	21,945

The capitalisation rate applied to the amount of borrowing costs being capitalised in land and buildings is 6.75% per annum (2002: 6.75% per annum).

8 TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profit tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2003	2002
	HK$'000	HK$'000
Current taxation:		
- Hong Kong profits tax	**7,673**	80,841
- Overseas taxation	**6,011**	4,434
- (Over)/under provisions in prior years	**(4,674)**	1,563
Deferred taxation relating to the origination and reversal of temporary differences	**10,950**	3,226
Deferred taxation resulting from an increase in tax rate	**5,418**	-
	25,378	90,064

8 TAXATION (Continued)

The taxation on the group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the place where the company operates as follows:

	2003	2002
	HK$'000	HK$'000
Profit before taxation	**485,087**	684,251
Calculated at a taxation rate of 17.5% (2002: 16%)	**84,890**	109,480
Effect of different taxation rates in other countries	**(55,633)**	(44,801)
Income not subject to taxation	**(7,003)**	(706)
Expenses not deductible for taxation purposes	**20,878**	1,591
Tax losses not recognised	**17,557**	24,579
Utilisation of previously unrecognised tax losses	**(27,456)**	(512)
Tax credit allowance	**(2,326)**	-
Others	**(6,273)**	(1,130)
(Over)/under provisions in prior years	**(4,674)**	1,563
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	**5,418**	-
	25,378	90,064

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of HK$237,174,000 (2002: HK$466,856,000).

10 DIVIDENDS

	2003	2002
	HK$'000	HK$'000
Interim dividend paid of HK$0.20 (2002: HK$0.20) per ordinary share	**87,600**	87,600
Proposed final dividend of HK$0.60 (2002: HK$0.75) per ordinary share	**262,800**	328,500
	350,400	416,100

At a meeting held on 17 March 2004 the directors declared a final dividend of HK$0.60 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2004.

11 EARNINGS PER SHARE

The earnings per share is calculated based on the group's profit attributable to shareholders of HK$440,998,000 (2002: HK$589,918,000) and 438,000,000 shares in issue throughout the years ended 31 December 2003 and 2002.

12 INTANGIBLE ASSETS

	Goodwill
	HK$'000
Year ended 31 December 2003	
Opening net book amount	-
Acquisition of subsidiaries	64,866
Amortisation charge	(2,127)
Closing net book amount	**62,739**
At 31 December 2003	
Cost	64,866
Accumulated amortisation	(2,127)
Net book amount	**62,739**
At 31 December 2002	
Net book amount	-

13 FIXED ASSETS

(a) Group

	Construction in progress	Land and buildings	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost							
At 1 January 2003	1,321,541	146,256	228,375	1,535,153	324,786	38,556	3,594,667
Exchange differences	-	1,937	1,425	8,189	3,350	328	15,229
Additions	138,319	505	3,198	300,142	104,829	4,342	551,335
Acquisition of subsidiaries	-	-	885	-	5,688	-	6,573
Transfers	(1,459,860)	1,122,169	-	3,800	333,891	-	-
Disposal of a subsidiary	-	(22,026)	(361)	(141,669)	(2,490)	-	(166,546)
Disposals	-	(3,182)	(136,825)	(229,917)	(166,714)	(5,453)	(542,091)
At 31 December 2003	**-**	**1,245,659**	**96,697**	**1,475,698**	**603,340**	**37,773**	**3,459,167**
Accumulated depreciation and impairment							
At 1 January 2003	-	11,200	188,500	938,025	259,928	30,363	1,428,016
Exchange differences	-	103	962	5,133	1,661	265	8,124
Charge for the year	-	32,417	14,409	134,435	49,524	4,534	235,319
Impairment charge	-	-	-	15,927	51	-	15,978
Acquisition of subsidiaries	-	-	842	-	4,488	-	5,330
Transfers	-	-	-	2,312	(2,312)	-	-
Disposal of a subsidiary	-	(3,440)	(322)	(59,827)	(941)	-	(64,530)
Written back on disposals	-	(460)	(136,747)	(229,000)	(162,908)	(5,186)	(534,301)
At 31 December 2003	**-**	**39,820**	**67,644**	**807,005**	**149,491**	**29,976**	**1,093,936**
Net book value							
At 31 December 2003	**-**	**1,205,839**	**29,053**	**668,693**	**453,849**	**7,797**	**2,365,231**
At 31 December 2002	1,321,541	135,056	39,875	597,128	64,858	8,193	2,166,651

Notes:

(i) The net book value of leased assets as at 31 December 2003 comprised furniture, fixtures and equipment of HK$4,000 (2002: HK$107,000) and motor vehicles of HK$24,000 (2002: HK$112,000).

(ii) At 31 December 2003, fixed assets with net book value amounting to HK$107,292,000 (2002: HK$106,597,000) were pledged as security for the group's short term loans and long term liabilities.

(iii) The cost of construction in progress comprises premium paid for the land registered in Hong Kong at Tseung Kwan O Town Lot Number 39 and expenditures incurred on the development of buildings. The land has a lease term of 48 years and will be expired on 27 June 2047. This project has been completed and the associated costs transferred to land and buildings and furniture, fixtures and equipment in 2003.

13 FIXED ASSETS (Continued)

(a) Group (Continued)

(iv) As at 31 December 2003, interest capitalised in land & building and other fixed assets amounted to HK$19,859,000 (2002: HK$17,788,000) and HK$5,157,000 (2002: HK$5,157,000) respectively.

(v) No depreciation is provided for studio, broadcasting and transmission equipment with cost of HK$44,779,000 (2002: HK$198,697,000) and furniture, fixture and equipment with cost of HK$18,802,000 (2002: nil) as they cannot be put to effective use at the year end.

(vi) The group's interests in land and buildings at their net book values are analysed as follows:

	2003	2002
	HK$'000	HK$'000
Outside Hong Kong, freehold	**114,732**	116,317
In Hong Kong, lease of between 10 to 50 years	**1,091,107**	18,739
	1,205,839	135,056

(b) Company

	Construction in progress	Land and buildings in Hong Kong, lease of between 10-50 years	Leasehold improvements	Studio, broadcasting and transmitting equipment	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost							
At 1 January 2003	1,321,541	-	147,180	972,916	214,991	26,742	2,683,370
Additions	138,319	-	-	277,172	89,800	4,343	509,634
Transferred from subsidiaries	-	-	-	-	210	-	210
Transferred to subsidiaries	-	-	-	(12,174)	(1,975)	-	(14,149)
Transfers	(1,459,860)	1,122,169	-	-	337,691	-	-
Disposals	-	-	(132,994)	(195,159)	(145,921)	(4,320)	(478,394)
At 31 December 2003	**-**	**1,122,169**	**14,186**	**1,042,755**	**494,796**	**26,765**	**2,700,671**
Accumulated depreciation							
At 1 January 2003	-	-	144,759	645,100	193,160	22,001	1,005,020
Charge for the year	-	31,062	2,421	80,080	33,144	2,733	149,440
Transferred from subsidiaries	-	-	-	-	131	-	131
Transferred to subsidiaries	-	-	-	(12,129)	(1,975)	-	(14,104)
Written back on disposals	-	-	(132,994)	(194,369)	(144,856)	(4,320)	(476,539)
At 31 December 2003	**-**	**31,062**	**14,186**	**518,682**	**79,604**	**20,414**	**663,948**
Net book value							
At 31 December 2003	**-**	**1,091,107**	**-**	**524,073**	**415,192**	**6,351**	**2,036,723**
At 31 December 2002	1,321,541	-	2,421	327,816	21,831	4,741	1,678,350

13 FIXED ASSETS (Continued)

(b) Company (Continued)

Notes:

(i) The cost of construction in progress comprises premium paid for the land registered in Hong Kong at Tseung Kwan O Town Lot Number 39 and expenditures incurred on the development of buildings. The land has a lease term of 48 years and will be expired on 27 June 2047. This project has been completed and the associated costs transferred to land and buildings and furniture, fixtures and equipment in 2003.

(ii) As at 31 December 2003, interest capitalised in land and building amounted to HK$19,859,000 (2002: HK$17,788,000).

(iii) No depreciation is provided for studio, broadcasting and transmission equipment with cost of HK$44,779,000 (2002: HK$198,697,000) and furniture, fixtures and equipment with cost of HK$18,802,000 (2002: nil) as they cannot be put to effective use as at year end.

14 SUBSIDIARIES

	Company	
	2003	2002
	HK$'000	HK$'000
Unlisted shares, at cost	**693**	693
Amounts due from subsidiaries (note)	**619,798**	554,304
Amounts due to subsidiaries (note)	**(284,469)**	(56,545)
	336,022	498,452

Note: The amounts due from/(to) the subsidiaries are unsecured and interest free, and have no fixed terms of repayment.

Details of the subsidiaries are listed in note 37.

15 JOINTLY CONTROLLED ENTITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Share of net assets	**3,737**	61,861
Loan to a jointly controlled entity (note (a))	**18,977**	19,018
	22,714	80,879
Unlisted shares, at cost	**74,007**	160,565

Notes:

(a) The loan to a jointly controlled entity is unsecured and interest free, and has no fixed terms of repayment.

(b) Details of the jointly controlled entities are listed below:

Name	**Place of incorporation**	**Principal activities and place of operation**	**Percentage of interest in ownership**
Hsin Chi Broadcast Co. Ltd.	Taiwan	Satellite digital television broadcasting services in Taiwan	40%
上海新视线互动多媒体有限公司	The People's Republic of China	Internet web portal in Mainland China	50%

16 ASSOCIATED COMPANIES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Share of net assets	**500,001**	25,685	**-**	-
Loan to an associated company (note (a))	**115,564**	-	**115,564**	-
Amount due from an associated company (note (b))	**5,319**	-	**5,319**	-
Amount due to an associated company (note (c))	**(382,650)**	-	**-**	-
	238,234	25,685	**120,883**	-
Unlisted shares, at cost	**521,975**	39,419	**-**	-

16 ASSOCIATED COMPANIES (Continued)

Notes:

(a) The loan to an associated company carries an interest rate at 8% per annum compounded annually and is secured by a promissory note.

(b) Amount due from an associated company is unsecured, interest free and has no fixed terms of repayment.

(c) The amount represents the payable for the cost of investment in an associated company which is unsecured and interest free. According to the Subscription and Shareholders Agreement ("Agreement") entered into with Intelsat Hong Kong Limited, the amount is to be paid over a period of four years from the date of the Agreement.

Details of the associated companies are listed below:

Name	Place of incorporation	Principal activities and place of operation	Particulars of issued shares held	Percentage of interest in ownership
TVB3 Network Company Limited	Thailand	Television production and programming service in Thailand	Ordinary shares of Baht10 each	40%
Galaxy Satellite TV Holdings Limited	Hong Kong	Investment holding in Hong Kong	Ordinary shares of HK$1 each	49%
Galaxy Satellite Broadcasting Limited	Hong Kong	Domestic pay television programme service in Hong Kong	Ordinary shares of HK$1 each	#49%

associated company held indirectly by the group

17 INVESTMENT SECURITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Equity securities, at cost		
Unlisted	**21,354**	20,140
Less: Provision for impairment loss	**(17,696)**	(15,442)
	3,658	4,698

18 LOANS TO INVESTEE COMPANIES

	Group	
	2003	2002
	HK$'000	HK$'000
Loans to investee companies	**51,084**	48,940
Less: Provision	**(37,884)**	(38,053)
	13,200	10,887

The loans to the investee companies are unsecured and interest free, and have no fixed terms of repayment, except for HK$7,654,000 (2002: HK$6,313,000) which carries interest at 2% per annum above the Canadian Prime Rate. The provision was made by the directors for the amounts considered irrecoverable.

19 STOCKS

At 31 December 2003 and 31 December 2002, all stocks are stated at cost.

20 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due from:				
Jointly controlled entities	**1,950**	53	**-**	-
Associated companies	**-**	2,751	**-**	-
An investee company	**2,105**	1,922	**-**	-
Related parties (note (a))	**20,388**	64,856	**-**	-
Trade receivables (note (b))	**833,954**	773,939	**553,498**	522,254
Less: Provision for doubtful debts	**(70,912)**	(59,058)	**(38,335)**	(35,257)
Prepayments, deposits and other receivables	**204,324**	180,879	**113,022**	86,241
	991,809	965,342	**628,185**	573,238

Notes:

(a) As at 31 December 2003, no current assets were pledged as security for loan. As at 31 December 2002, amounts due from related parties of HK$13,096,000 were pledged as security for certain short term loans granted of the group.

(b) The group operates a controlled credit policy and allows an average credit period of forty to sixty days to the majority of the group's customers who satisfy the credit evaluation. Cash on delivery, advance payments or bank guarantees are required from other customers of the group.

20 TRADE AND OTHER RECEIVABLES, PREPAYMENTS AND DEPOSITS (Continued)

At 31 December 2003, the aging analysis of the trade receivables including trading balances due from associated companies, an investee company and related parties were as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**400,378**	406,356	**247,004**	245,108
1-2 months	**202,228**	182,887	**154,217**	137,153
2-3 months	**124,803**	119,576	**92,803**	88,789
3-4 months	**59,698**	59,209	**40,684**	33,789
4-5 months	**16,829**	18,893	**6,786**	6,745
Over 5 months	**43,896**	46,135	**12,004**	10,670
	847,832	833,056	**553,498**	522,254
Trade receivables due from:				
Third parties	**833,954**	773,939	**553,498**	522,254
Jointly controlled entities, associated companies, an investee company and related parties	**13,878**	59,117	**-**	-
	847,832	833,056	**553,498**	522,254

21 TRADE AND OTHER PAYABLES AND ACCRUALS

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Due to :				
Jointly controlled entities	**-**	2,993	**-**	-
Associated companies	**7,794**	16,698	**-**	-
Related parties	**509**	31,718	**-**	-
Trade payables	**93,666**	130,612	**54,903**	96,644
Other accounts payables and accruals	**409,558**	393,787	**198,874**	156,064
	511,527	575,808	**253,777**	252,708

21 TRADE AND OTHER PAYABLES AND ACCRUALS (Continued)

At 31 December 2003, the aging analysis of the trade payables including trading balances due to jointly controlled entities, associated companies and related parties were as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Current	**65,009**	98,645	**45,156**	61,194
1-2 months	**29,690**	45,117	**7,707**	26,100
2-3 months	**3,158**	14,207	**1,894**	8,526
3-4 months	**1,475**	3,711	**93**	732
4-5 months	**848**	3,173	**5**	33
Over 5 months	**1,789**	17,122	**48**	59
	101,969	181,975	**54,903**	96,644
Trade payables due to:				
Third parties	**93,666**	130,612	**54,903**	96,644
Jointly controlled entities, associated companies and related parties	**8,303**	51,363	**-**	-
	101,969	181,975	**54,903**	96,644

22 BANK DEPOSITS AND OVERDRAFTS

(a) At 31 December 2003, the group has pledged bank deposits of HK$228,000 (2002: HK$1,618,000) to secure certain banking facilities and credit facilities granted to the group.

(b) At 31 December 2003, bank overdrafts of HK$6,532,000 (2002: HK$45,970,000) are unsecured.

23 PROVISIONS

	Onerous Contract	
	Group	**Company**
	2003	**2003**
	HK$'000	**HK$'000**
At 1 January 2003	**-**	**-**
Provision for onerous contracts	**95,277**	**31,857**
Exchange difference	**(152)**	**-**
At 31 December 2003	**95,125**	**31,857**

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Analysis of total provisions				
Non-current	**62,052**	-	**10,682**	-
Current	**33,073**	-	**21,175**	-
	95,125	-	**31,857**	-

24 SHORT TERM LOANS

	Group 2003 HK$'000	Group 2002 HK$'000	Company 2003 HK$'000	Company 2002 HK$'000
Short term bank loans, secured	**22,842**	85,122	**-**	-
Short term bank loans, unsecured	**526,526**	147,664	**450,000**	30,000
	549,368	232,786	**450,000**	30,000

25 PENSIONS OBLIGATIONS

	Group 2003 HK$'000	Group 2002 HK$'000
Obligations on:		
- pensions - defined contribution plans (note (a))	**6,188**	6,640
- pensions - defined benefits plans (note (b))	**11,372**	7,642
	17,560	14,282

Notes:

(a) Pensions - defined contribution plans

Forfeited contributions totalling HK$2,981,000 (2002: HK$4,370,000) were utilised during the year.

Contributions totalling HK$6,188,000 (2002: HK$6,640,000) were payable to the fund at the year end and are included in accounts payable and accruals.

(b) Pensions - defined benefits plans

The group operates a defined benefit retirement scheme providing benefits to eligible employees located in Taiwan under the local regulations.

The pension plan is a final salary defined benefit plan. The assets of the funded plan are held separately from those of the group, being invested through a central trust fund. The plan is valued by a qualified actuary annually using the projected unit credit method. The latest valuation of the defined benefit plan in Taiwan was carried out as of 31 December 2003 by PricewaterhouseCoopers. This valuation showed that the aggregate past service liabilities were fully covered by net assets available for benefits.

The amounts recognised in the balance sheet are determined as follows:

	Group 2003 HK$'000	Group 2002 HK$'000
Present value of funded obligations	**29,449**	21,278
Fair value of plan assets	**(13,974)**	(11,214)
	15,475	10,064
Unrecognised actuarial losses	**(4,103)**	(2,422)
Liability in the balance sheet	**11,372**	7,642

25 PENSIONS OBLIGATIONS (Continued)

(b) Pensions - defined benefits plans (Continued)

The amounts recognised in the profit and loss account were as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Current service cost	**5,338**	3,197
Interest cost	**911**	580
Expected return on plan assets	**(367)**	(347)
Total, included in staff costs (note 4)	**5,882**	3,430

Movement in the liability recognised in the balance sheet:

	Group	
	2003	2002
	HK$'000	HK$'000
At 1 January	**7,642**	6,224
Exchange differences	**162**	297
Total expense - as shown above	**5,882**	3,430
Contributions paid	**(2,314)**	(2,309)
At 31 December	**11,372**	7,642

The principal actuarial assumptions used were as follows:

	Group	
	2003	2002
	%	%
Discount rate	**3.50**	4.00
Expected rate of return on plan assets	**2.75**	3.25
Expected rate of future salary increases	**2.50**	3.00

26 SHARE CAPITAL

	Number of ordinary shares of HK$0.05 each	**Nominal value**
		HK$'000
Authorised:		
At 1 January 2003 and 31 December 2003	**1,300,000,000**	**65,000**
Issued and fully paid:		
At 1 January 2003 and 31 December 2003	**438,000,000**	**21,900**

27 RESERVES

(a) Group

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Arising on consolidation								
- subsidiaries	-	-	-	-	(5,773)	-	-	(5,773)
- jointly controlled entities	-	-	-	-	1,504	-	-	1,504
- associated companies	-	-	-	-	686	-	-	686
Exchange translation differences	-	-	-	-	(21,016)	-	21,016	-
Profit for the year	-	-	-	-	-	-	440,998	440,998
Transfers	-	-	(307)	363	-	-	(56)	-
2002 Final dividend paid (note 10)	-	-	-	-	-	-	(328,500)	(328,500)
2003 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2003	**602,026**	**70,000**	**864**	**7,831**	**(26,468)**	**40,118**	**2,579,276**	**3,273,647**
Representing:								
2003 Final dividend proposed							262,800	
Others							2,316,476	
Retained earnings at 31 December 2003							**2,579,276**	
Company and subsidiaries	602,026	70,000	864	7,831	(18,303)	40,118	2,642,629	3,345,165
Jointly controlled entities	-	-	-	-	(7,620)	-	(46,933)	(54,553)
Associated companies	-	-	-	-	(545)	-	(16,420)	(16,965)
At 31 December 2003	**602,026**	**70,000**	**864**	**7,831**	**(26,468)**	**40,118**	**2,579,276**	**3,273,647**

27 RESERVES (Continued)

(a) Group (Continued)

	Share premium	General reserve	Capital reserve	Legal reserve	Exchange fluctuation reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2002	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
Arising on consolidation								
- subsidiaries	-	-	-	-	751	-	-	751
- jointly controlled entities	-	-	-	-	4,135	-	-	4,135
- associated companies	-	-	-	-	903	-	-	903
Exchange translation differences	-	-	-	-	2,807	-	(2,807)	-
Profit for the year	-	-	-	-	-	-	589,918	589,918
2001 Final dividend paid	-	-	-	-	-	-	(328,500)	(328,500)
2002 Interim dividend paid (note 10)	-	-	-	-	-	-	(87,600)	(87,600)
At 31 December 2002	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
Representing:								
2002 Final dividend proposed							328,500	
Others							2,204,918	
Retained earnings at 31 December 2002							2,533,418	
Company and subsidiaries	602,026	70,000	1,171	7,468	8,486	40,118	2,608,158	3,337,427
Jointly controlled entities	-	-	-	-	(9,124)	-	(65,784)	(74,908)
Associated companies	-	-	-	-	(1,231)	-	(8,956)	(10,187)
At 31 December 2002	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332

27 RESERVES (Continued)

(b) Company

	Share premium	General reserve	Capital redemption reserve	Retained earnings	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	602,026	70,000	40,118	2,428,959	3,141,103
Profit for the year	-	-	-	237,174	237,174
2002 Final dividend paid (note 10)	-	-	-	(328,500)	(328,500)
2003 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2003	**602,026**	**70,000**	**40,118**	**2,250,033**	**2,962,177**
Representing:					
2003 Final dividend proposed				262,800	
Others				1,987,233	
Retained earnings at 31 December 2003				**2,250,033**	
At 1 January 2002	602,026	70,000	40,118	2,378,203	3,090,347
Profit for the year	-	-	-	466,856	466,856
2001 Final dividend paid	-	-	-	(328,500)	(328,500)
2002 Interim dividend paid (note 10)	-	-	-	(87,600)	(87,600)
At 31 December 2002	602,026	70,000	40,118	2,428,959	3,141,103
Representing:					
2002 Final dividend proposed				328,500	
Others				2,100,459	
Retained earnings at 31 December 2002				2,428,959	

In accordance with local laws and regulations of a subsidiary, the subsidiary is required to transfer certain gain on disposal of fixed assets and the gain on deemed disposal of its associated company to the capital reserve. The application of the capital reserve in respect of the gain on disposal of fixed assets is restricted to covering operating losses and conversion into share capital. The capital reserve in respect of the gain on disposal of fixed assets has been transferred back to retained earnings following the change of the local regulations during the year. The capital reserve in connection with the gain on deemed disposal of its associated company can only be used to cover operating losses.

In accordance with local laws of a subsidiary, the subsidiary is required to set aside 10% of annual net income less any accumulated deficit as legal reserve to the extent that the legal reserve amounts to total contributed share capital. The application of the legal reserve is restricted to covering operating losses and conversion into share capital.

27 RESERVES (Continued)

(b) Company (Continued)

The capital redemption reserve and share premium account of the group were set up in accordance with the requirements of the Hong Kong Companies Ordinance.

Distributable reserves, include retained earnings and general reserve, of the company at 31 December 2003, calculated under section 79B of the Hong Kong Companies Ordinance and amounted to HK$2,320,033,000 (2002: HK$2,498,959,000).

28 LONG TERM LIABILITIES

	Group	
	2003	2002
	HK$'000	HK$'000
Loans, secured	**62,182**	76,626
Obligations under finance leases	**359**	462
	62,541	77,088
Amounts due within one year included under current liabilities	**(5,276)**	(21,499)
	57,265	55,589

The analysis of the above is as follows:

Bank loans		
- wholly repayable within five years	**26,937**	51,160
- not wholly repayable within five years	**30,888**	20,988
	57,825	72,148
Other loans		
- wholly repayable within five years	**4,357**	4,478
	62,182	76,626
Obligations under finance leases		
- wholly repayable within five years	**359**	462
	62,541	77,088
Amounts due within one year included under current liabilities	**(5,276)**	(21,499)
	57,265	55,589

28 LONG TERM LIABILITIES (Continued)

At 31 December 2003, the group's bank loans and other loans (excluding finance lease liabilities) were repayable as follows:

	Bank loans		Other loans	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
- within one year	**4,806**	21,208	**111**	102
- in the second year	**5,081**	8,818	**4,246**	111
- in the third to fifth year	**17,050**	21,133	**-**	4,265
- after the fifth year	**30,888**	20,989	**-**	-
	57,825	72,148	**4,357**	4,478

At 31 December 2003, the group's finance lease liabilities were repayable as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
- within one year	**395**	245
- in the second year	**-**	245
- in the third to fifth year	**-**	57
	395	547
Future finance charges on finance leases	**(36)**	(85)
Present value of finance lease liabilities	**359**	462

The present value of finance lease liabilities is as follows:

- within one year	**359**	189
- in the second year	**-**	211
- in the third to fifth year	**-**	62
	359	462

29 DEFERRED TAXATION

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**55,606**	52,438	**63,514**	59,245
Exchange differences	**893**	(58)	**-**	-
Acquisition of subsidiaries (note 34(c))	**(660)**	-	**-**	-
Deferred taxation charge to profit and loss account (note 8)	**16,368**	3,226	**30,851**	4,269
At 31 December	**72,207**	55,606	**94,365**	63,514

Deferred income tax liabilities of HK$74,000 (2002: HK$8,000) have not been established for the withholding and other taxation that would be payable on the unremitted earnings of an investee company.

Deferred income tax assets are recognised for tax losses carry forward to the extent that realisation of the related tax benefit through the future taxable profits is probable. The group has unrecognised tax losses of HK$471,450,000 (2002: HK$498,333,000) to carry forward against future taxable income; these tax losses will expire as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Within one year	**1,862**	-
From 2 to 5 years	**6,950**	82,441
After 5 years	**74,532**	87,851
No expiry date	**388,106**	328,041
	471,450	498,333

29 DEFERRED TAXATION (Continued)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

(a) Group

Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**64,403**	55,495	**1,297**	5,251	**65,700**	60,746
Charged/(credited) to profit and loss account	**71,651**	8,920	**3,325**	(3,953)	**74,976**	4,967
Exchange differences	**(13)**	(12)	**(5)**	(1)	**(18)**	(13)
At 31 December	**136,041**	64,403	**4,617**	1,297	**140,658**	65,700

Deferred tax assets

	Provisions		Tax losses		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**-**	-	**-**	-	**10,094**	8,308	**10,094**	8,308
Credited to profit and loss account	**18,169**	-	**29,467**	-	**10,972**	1,741	**58,608**	1,741
Acquisition of subsidiaries (note 34(c))	**-**	-	**-**	-	**660**	-	**660**	-
Exchange differences	**(31)**	-	**-**	-	**(880)**	45	**(911)**	45
At 31 December	**18,138**	-	**29,467**	-	**20,846**	10,094	**68,451**	10,094

29 DEFERRED TAXATION (Continued)

(b) Company

Deferred tax liabilities

	Accelerated tax depreciation		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**62,483**	54,261	**1,031**	4,984	**63,514**	59,245
Charged/(credited) to profit and loss account	**69,150**	8,222	**1,716**	(3,953)	**70,866**	4,269
At 31 December	**131,633**	62,483	**2,747**	1,031	**134,380**	63,514

Deferred tax assets

	Provisions		Tax losses		Others		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	-	-	-	-	-	-	-	-
Credited to profit and loss account	**5,575**	-	**29,015**	-	**5,425**	-	**40,015**	-
At 31 December	**5,575**	-	**29,015**	-	**5,425**	-	**40,015**	-

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Net deferred tax assets recognised on the balance sheet	**(23,551)**	-	-	-
Net deferred tax liabilities recognised on the balance sheet	**95,758**	55,606	**94,365**	63,514
	72,207	55,606	**94,365**	63,514

The amounts shown in the balance sheet include the following:

	Group		Company	
Deferred tax assets to be recovered after more than 12 months	**(27,563)**	(5,798)	**(7,294)**	-
Deferred tax liabilities to be settled after more than 12 months	**106,845**	65,700	**101,659**	63,514

30 CONTINGENT LIABILITIES

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees for banking facilities granted to				
- subsidiaries (note (a))	**-**	-	**167,892**	86,825
- an investee company	**1,111**	1,551	**-**	-
Guarantee for a performance bond granted to a subsidiary (note (b))	**-**	88,000	**-**	88,000
	1,111	89,551	**167,892**	174,825

Notes:

(a) On 18 March 2003, the company provided a guarantee to bank for a standby letter of credit issued to a Taiwanese bank of NT$735,000,000 (HK$167,892,000) as security for banking facilities provided to a subisidiary.

(b) The guarantee provided to a bank for the performance bond issued to the Government of Hong Kong Special Administrative Region of HK$88 million has been uplifted and replaced by security provided by Galaxy Satellite Broadcasting Limited, in which the group's effective equity interest was reduced to 49% on 20 February 2003.

(c) Management anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

31 CAPITAL COMMITMENTS

The amounts of commitments for fixed assets are as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Authorised but not contracted for	**169,232**	191,550	**96,663**	138,497
Contracted but not provided for	**73,814**	414,174	**71,038**	382,645
	243,046	605,724	**167,701**	521,142

The group's share of commitments for fixed assets of the jointly controlled entities themselves not included in the above are as follows:

	Group	
	2003	2002
	HK$'000	HK$'000
Contracted but not provided for	**-**	2

32 OPERATING LEASE COMMITMENTS

At 31 December 2003, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company	
	2003	2002	**2003**	2002
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land and buildings				
-not later than one year	**42,895**	106,986	**25,064**	91,531
-later than one year and not later than five years	**36,155**	64,700	**18,943**	38,866
-later than five years	**19**	34	**-**	-
	79,069	171,720	**44,007**	130,397
Equipment and transponders				
-not later than one year	**98,815**	92,673	**859**	-
-later than one year and not later than five years	**186,244**	256,375	**1,875**	-
-later than five years	**81,877**	112,501	**-**	-
	366,936	461,549	**2,734**	-
	446,005	633,269	**46,741**	130,397

33 TELEVISION BROADCASTING LICENCE

The company operates under the terms of a licence granted by the Government of Hong Kong Special Administrative Region (the Government) which runs for a twelve year period to 30 November 2015. The licence will be subject to a mid-term review in 2009.

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow generated from operations

	2003	2002
	HK$'000	HK$'000
Operating profit	533,164	735,549
Depreciation charges	235,319	167,111
Impairment of fixed assets	15,978	-
Amortisation of goodwill	2,127	-
Gains on disposal of fixed assets	(1,613)	(148)
Provision for onerous contracts	95,277	-
Loss on investments	1,275	-
Provision for loss on investments	192	-
Interest income	(3,491)	(7,786)
Exchange differences	(10,094)	(10,412)
Operating profit before working capital changes	868,134	884,314
Decrease/(increase) in programmes, film rights and stocks	60,019	(122,738)
(Increase)/decrease in trade and other receivables, prepayments and deposits	(10,251)	181,278
Decrease in trade and other payables and accruals	(62,022)	(160,577)
Increase in pensions obligations - defined benefits plans	3,730	1,418
Net cash inflow generated from operations	859,610	783,695

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year:

	Minority interests	Share capital including premium	Long term bank loans	Other loans	Obligations under finance leases	Short term loans
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balances at 1 January 2003	424	623,926	72,148	4,478	462	232,786
Capital contributed by minority shareholders	38,685	-	-	-	-	-
Gain on deemed disposal of subsidiaries	(27,726)	-	-	-	-	-
Acquisition of subsidiaries (note 34(c))	54,331	-	-	-	-	-
Exchange differences	(640)	-	1,137	(19)	116	-
Repayments during the year	-	-	(75,509)	(102)	(219)	(232,786)
Additions during the year	-	-	60,049	-	-	549,368
	64,650	-	(14,323)	(121)	(103)	316,582
Share of profits attributable to minority interests	18,711	-	-	-	-	-
Balances at 31 December 2003	**83,785**	**623,926**	**57,825**	**4,357**	**359**	**549,368**
Balances at 1 January 2002	-	623,926	87,081	5,481	591	175,947
Exchange differences	(2,689)	-	4,414	10	53	-
Repayments during the year	-	-	(21,552)	(1,013)	(182)	(175,947)
Additions during the year	-	-	2,205	-	-	232,786
Repayments of a loan due to a minority shareholder	(1,156)	-	-	-	-	-
	(3,845)	-	(14,933)	(1,003)	(129)	56,839
Share of profits attributable to minority interests	4,269	-	-	-	-	-
Balances at 31 December 2002	424	623,926	72,148	4,478	462	232,786

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(c) Acquisition of subsidiaries

	HK$'000
Net assets acquired	
Fixed assets	1,243
Investments in securities	378
Deferred tax assets	660
Stocks	664
Trade and other receivables, prepayment and deposits	23,719
Cash and bank balances	26,972
Trade and other payables and accruals	(10,876)
Tax payable	(212)
Exchange difference	1,422
Minority interests	(54,331)
	(10,361)
Goodwill	64,866
	54,505
Satisfied by	
Investment in a former associated company	25,377
Cash	29,128
	54,505

(d) Sales of a subsidiary

	HK$'000
Net assets disposed of	
Fixed assets	102,016
Trade and other receivables, prepayment and deposits	7,479
Cash and bank balances	5,497
Trade and other payables and accruals	(15,965)
	99,027
Gain on disposal	5,213
	104,240
Satisfied by	
Share of net assets of a former subsidiary	(5,009)
Amount due from a former subsidiary	109,249
	104,240

35 SIGNIFICANT RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions, which are carried out in the normal course of the group's business:

(a) Since 5 May 1992, Shaw Brothers (Hong Kong) Limited ("Shaw"), a substantial shareholder of the company, has been providing certain production facilities to the company under a production management agreement. On 31 January 2001, the company and Shaw entered into a new production management agreement for a term of two years from 1 February 2001 to 31 January 2003 at a monthly fee of HK$445,000. The agreement was not renewed upon its expiry date on 31 January 2003. The amount paid by the company to Shaw during 2003 was HK$445,000 (2002: HK$5,345,000).

(b) On 19 May 1997 and 15 December 1997, the company and Shaw entered into separate tenancy agreements, whereby Shaw granted to the company tenancies of certain office and car parking spaces. The term of the two tenancies commenced on 1 July 1997 and 1 November 1997 respectively and both will expire on 30 June 2005. The amount of rental paid by the company to Shaw during 2003 was HK$17,732,000 (2002: HK$17,732,000).

(c) On 30 March 2001, the company entered into a Letter of Intent with Chevalier (Network Solutions) Limited ("CNSL"), in relation to the supply, installation and maintenance of the private automatic branch exchange system and structured cabling network by CNSL at the new TVB City of the company at a lump sum fee of HK$20,526,000, which is to be settled by way of installments. The controlling shareholder of the holding company of CNSL is also a director of the company. The formal contract containing the terms as stated in the Letter of Intent was signed in November 2001. The amount paid by the company to CNSL during 2003 was HK$5,119,000 (2002: HK$8,664,000).

(d) Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from the company advertising airtime available on the company's channels in Hong Kong subject to the terms and conditions set out in the rate card published by the company from time to time. Both Era Films and Red River are associates of Era Communications Co. Ltd. ("Era"), which is a minority shareholder of Liann Yee Production Co. Ltd. ("LYP"), a non-wholly owned subsidiary of the company. The income accrued by the company during 2003 was HK$424,000 (2002: HK$1,766,000).

(e) Sharp-Roxy (HK) Limited ("Sharp-Roxy") through its agents, Thematic Advertising Limited and Standard Advertising HK Limited (both are independent third party and not related to the company), has purchased from the company advertising airtime and sponsorship available on the company's channels in Hong Kong subject to the terms and conditions set out in the rate card published by the company from time to time. A shareholder together with his family who controls 50% of the voting power of Sharp-Roxy is also a director of the company. The income accrued by the company during 2003 was HK$88,000 (2002: HK$1,926,000).

(f) Since 1998, the company has entered into various sub-licencing agreements with an associated company, Galaxy Satellite Broadcasting Limited ("GSBL"), to sub-licence certain office, car parking spaces and satellite antenna farm to GSBL. Prior to the disposal of 51% interest in GSBL by the group on 20 February 2003, GSBL was a wholly owned subsidiary of the company. The total licence fees paid by GSBL during 2003 was HK$3,690,000.

(g) On 4 September 2001, the company entered into a channel supply agreement with GSBL for the supply of five channels to GSBL for broadcast on GSBL's pay television platform in Hong Kong on an exclusive basis for a period of five years commencing from the commercial launch date of GSBL's service with an option for either party to renew for another five years. No income has accrued by the company since the GSBL's service has not been launched.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(h) On 20 February 2003, GSBL issued a promissory note in favour of the company in the principal sum of HK$115,564,000, being the amount of debt due from GSBL to the company with interest at the rate of 8% per annum. The principal amount and the accrued interest shall be payable by GSBL to the company in two annual installments on 20 February 2007 and 20 February 2008 respectively unless GSBL is publicly floated before either date whereupon the outstanding principal amount and accrued interest shall be prepaid.

(i) Since 1 January 1995, Era has been acting as the sole distributor of LYP's cable channels in Taiwan and is responsible for collecting the income generated from broadcast of LYP's television programmes on behalf of LYP. On 16 November 2000, the parties renewed the distribution agreement for a period of two years from 1 March 2001. On 13 March 2002, LYP and Era entered into a supplemental agreement to the distribution agreement varying the amount of commission payable by LYP to Era as from 1 January 2002. The agreement was not renewed upon its expiry date on 28 February 2003. The fee paid by LYP to Era during 2003 was HK$1,798,000 (2002: HK$10,769,000).

(j) Since 1995, Era has been placing advertisements on the cable television channels operated by LYP, as well as the channels or magazines of which LYP has been appointed as an agent for recruiting advertisements. As from 1 July 2002, LYP was only responsible for recruiting advertisements for its own channels and magazines of which LYP was appointed as agent. The amount received by LYP from Era during 2003 was HK$8,590,000 (2002: HK$2,921,000).

(k) Since 1995, LYP has been representing Era as a marketing agent to recruit advertisements for certain television channels operated by Era in Taiwan. On 12 July 2001, the parties renewed the agreement for one year from 1 July 2001. Under the agreement, LYP would deduct 15% of the gross advertising income payable by third party advertisers arising from advertisements placed through LYP on the channels operated by Era as commission and pay the balance to Era on a monthly basis. It was agreed between the parties that LYP would not receive any commission for the advertisements paid by non-cash consideration. The amount (before volume rebates) received by LYP during 2003 was nil (2002: HK$19,681,000). The volume rebates paid by LYP to third party advertisers during 2003 was nil (2002: HK$20,340,000).

(l) Since 1 August 1998, Era has been providing LYP with optical fibre networking service in Taiwan. On 21 March 2003, the parties renewed the service agreement for one year from 1 January 2003, whereby Era would provide a 45 MB optic fibre line, maintenance and management of 14 optic fibre hubs and uplink control room at a monthly fee of HK$295,000 (NT$1,300,000) (inclusive of 5% sales tax). On 28 August 2003, the parties entered into a supplemental agreement whereby (i) the term of the agreement would be extended for a further six months to 30 June 2004; and (ii) the monthly fee payable by LYP to Era would be reduced to HK$174,000 (NT$765,000) (inclusive of 5% sales tax) commencing from 1 August 2003. The fee paid by LYP to Era during 2003 was HK$2,789,000 (2002: HK$6,849,000).

(m) Since 28 October 2000, LYP has been providing Era with satellite equipment and technical services while Era has been providing LYP with satellite relay programme services in Taiwan. On 30 January 2003, the parties entered into an agreement to renew the arrangement for one year from 1 January 2003. Under the renewal agreement, (i) the monthly fees (inclusive of 5% sales tax) payable by Era to LYP were reduced to HK$669,000 (NT$3,000,000) as from 1 February 2003; and (ii) the monthly fees (inclusive of 5% sales tax) payable by LYP to Era were reduced to HK$334,000 (NT$1,500,000). This arrangement was renewed for another year from 1 January 2004 on the same terms and conditions. The fees received by LYP from Era during 2003 was HK$8,423,000 (2002: HK$15,586,000) and the fees paid by LYP to Era during 2003 was HK$4,208,000 (2002: HK$7,754,000).

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

(n) Since 1 July 1999, LYP has been acting as the advertising agent of Interface Co. Ltd. ("Interface") (an associate of Era until 26 February 2003, hence a related party of the company upto that date), to recruit advertisements in printed publications published and distributed by Interface and responsible for business planning in Taiwan, whereby LYP received an agreed percentage of the advertising revenue net of monetary equivalent of advertisements which were paid by non-cash consideration as commission. The income received by LYP from Interface during 2003 was HK$797,000 (2002: HK$5,849,000).

(o) LYP entered into various agreements with a jointly controlled entity, Hsin Chi Broadcast Co. Ltd. ("HCB") to provide satellite transmission service to LYP. The agreements were terminated on 15 September 2003. The service fees paid by LYP to HCB during 2003 was HK$3,799,000 (2002: HK$10,213,000).

(p) On 16 April 1999, TVBI Company Limited ("TVBI"), a wholly owned subsidiary of the company, agreed to sub-lease part of the satellite transponder capacity to Era. The sub-lease agreement was superseded by a revised agreement dated 13 January 2000 varying the monthly fee and the contract period to commence on 1 January 2000 and expire on 31 March 2006. On 28 April 2001, TVBI and Era entered into a supplemental agreement to the revised agreement, pursuant to which the parties agreed that the transponder capacity leased from TVBI to Era would be reduced from 27 MHZ to 13.5 MHZ as from 1 March 2001. The fee received by TVBI from Era during 2003 was HK$5,159,000 (2002: HK$5,167,000).

(q) On 21 May 2002, TVBI and MEASAT Broadcast Network Systems Sdn. Bhd. ("MBNS"), an associate of the minority shareholder of two of the company's non-wholly owned subsidiaries, entered into a deal memorandum, pursuant to which TVBI would license television programmes to MBNS as part of the programme line up of a channel owned and operated by MBNS for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBI during 2003 was HK$82,235,000 (2002: HK$47,736,000).

(r) On 25 June 2002, TVBI acting as an agent of LYP entered into a deal memorandum with MBNS for the grant of broadcast right in respect of a Mandarin language channel for the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by LYP during 2003 was HK$21,767,000 (2002: HK$15,566,000).

(s) On 26 June 2002, TVB Satellite TV Entertainment Limited ("TVBSE"), a wholly owned subsidiary of the company, entered into a deal memorandum with MBNS for the supply of two Mandarin language channels to MBNS for broadcast on the pay television services operated by MBNS and its affiliated company for the period from 16 April 2002 to 30 September 2004 on an exclusive basis in Malaysia and Brunei. The income accrued by TVBSE during 2003 was HK$25,988,000 (2002: HK$11,722,000).

(t) On 8 July 2002, MBNS appointed TVBSE as its advertising agent responsible for advertisement and sponsorship sales of certain channels of MBNS in Malaysia and Brunei for the period from 16 April 2002 to 30 September 2004. The income accrued by TVBSE during 2003 was HK$26,192,000 (2002: HK$16,500,000).

(u) Since 1998, GSBL has been providing TVBI, TVBSE and TVB (Australia) Pty. Ltd. various uplink and playback services. The service fees paid to GSBL during 2003 was HK$36,599,000.

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (Continued)

Apart from the above, the other related party transactions, the amounts of which involved were not significant to the group, include:

- Rental income from leasing of facilities and office premises,
- Income from sub-licensing of news reports rights,
- Income from disposal of fixed assets,
- Income from sub-lease of transponder segments,
- Expense on licensing of film rights,
- Rental expense on leasing of production spaces and facilities, and
- Payment for customer service call centre.

36 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 17 March 2004.

37 SUBSIDIARIES

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# iTVB Holdings Limited	British Virgin Islands	HK$10,000	-	100	100	Investment holding
Jade Animation International Limited	Bermuda	US$12,000	-	100	100	Animation investment, licensing and distribution
Long Wisdom Limited	Hong Kong	HK$2	-	100	100	Dormant
OHE Facilities Limited	Bermuda	US$20,000	-	100	100	Inactive
TVB Investment Limited	Bermuda	US$20,000	-	100	100	Investment holding
TVB (Overseas) Limited	Bermuda	US$12,000	-	100	100	Investment holding
TVB Satellite TV Holdings Limited	Bermuda	US$12,000	-	100	100	Investment holding
TVBI Company Limited	Hong Kong	HK$2,000,000	-	100	100	Investment holding and programme licensing
TVBO Production Limited	Bermuda	US$12,000	-	100	100	Owner of film rights and programme licensing
Capital Empire Limited	British Virgin Islands	US$1,000	-	100	-	Owner of film rights and programme licensing
CC Decoders Ltd.	United Kingdom	GBP2	-	100	-	Provision of decoders
Condor Entertainment B.V.	The Netherlands	EUR18,400	-	100	-	Programme licensing and distribution
# Countless B.V.	The Netherlands	EUR18,400	-	100	-	Inactive
Countless Entertainment (Taiwan) Co. Ltd.	Taiwan	NT$1,000,000	-	100	-	Investment holding

37 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
# Extra Profit Holdings Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Fairwork Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
# Golden Star Video Library Sdn. Bhd.	Malaysia	MYR10,000	-	51	-	Inactive
+ Interface Co. Ltd.	Taiwan	NT$199,800,000	-	64.76	-	Magazine publication
# iTVB Limited	British Virgin Islands	HK$10,000	-	100	-	Investment holding
Jade Animation Company Limited	Hong Kong	HK$2	-	100	-	Provision of animation services
# Jade Animation Productions Limited	Hong Kong	HK$500,000	-	100	-	Animation productions and investment holding
Jade Multimedia International Limited	Bermuda	US$12,000	-	100	-	Animation investment, licensing and distribution
Liann Yee Production Co. Ltd.	Taiwan	NT$880,000,000	-	70	-	Production of television programmes, leasing of film studios and advertising
* Oriental Home Entertainment Inc.	Canada	CAD100	-	100	-	Programme licensing and distribution
Peony Holding N.V.	Netherlands Antilles	US$100	US$6,000	100	-	Investment holding and provision of services for programme productions
# Request Investments Limited	British Virgin Islands	HK$1	-	100	-	Investment holding
# Roverly B.V.	The Netherlands	EUR18,400	-	100	-	Inactive

37 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
The Chinese Channel Limited	Hong Kong	HK$4	-	100	-	Provision of satellite and subscription television programmes
The Chinese Channel Limited	United Kingdom	GBP1,111	-	100	-	Provision of services for programme productions
The Chinese Channel (France) SAS	France	EUR37,000	-	100	-	Provision of satellite and subscription television programmes
The Chinese Channel (Holdings) Limited	Cayman Islands	GBP89,640	-	100	-	Investment holding
# Toysters Animation International Ltd.	British Virgin Islands	US$1,000	-	55	-	Dormant
TVB (Australia) Pty. Ltd.	Australia	A$5,500,000	-	100	-	Provision of satellite and subscription television programmes
TVB Facilities Limited	Hong Kong	HK$10,000	-	100	-	Provision of services for programme productions
* TVB Holdings (USA) Inc.	USA	US$6,010,000	-	100	-	Investment holding and programme licensing and distribution
TVB International Limited	Hong Kong	HK$10,000	-	100	-	Inactive
TVB Macau Company Limited	Macau	MOP25,000	-	100	-	Provision of services for programmes productions
* TVB (Mauritius) Limited	Mauritius	US$2	-	100	-	Investment holding
§ TVB Publishing Holding Limited	Hong Kong	HK$8,550,000	-	73.68	-	Investment holding

37 SUBSIDIARIES (Continued)

Name	Place of incorporation	Issued and fully paid ordinary share capital	Issued and fully paid preference share capital	Percentage of equity capital held by the Group	Percentage of equity capital held by the Company	Principal activities
TVB Publications Limited	Hong Kong	HK$20,000,000	-	73.68	-	Magazine publications
TVB Satellite Broadcasting Limited	Hong Kong	HK$2	-	100	-	Provision of programming and channel services
* TVB Satellite Platform, Inc.	USA	US$3,000,000	-	100	-	Provision of satellite and subscription television programmes
TVB Satellite TV Entertainment Limited	Bermuda	US$12,000	-	100	-	Provision of satellite and subscription television programmes
# TVB (Shanghai Holdings) Limited	British Virgin Islands	US$1	-	100	-	Dormant
TVB (UK) Limited	United Kingdom	GBP2	-	100	-	Investment holding
* TVB (USA) Inc.	USA	US$10,000	-	100	-	Provision of satellite and subscription television programmes
TVB Video (UK) Limited	United Kingdom	GBP1,000	-	100	-	Property rental
TVB.COM Limited	Hong Kong	HK$2	-	100	-	Internet web portal
TVBO Facilities Limited	Bermuda	US$12,000	-	100	-	Provision of services for programme productions
# Zennora Group Limited	British Virgin Islands	US$1,000	-	100	-	Investment holding
* 翡翠多媒体设计(上海)有限公司	The People's Republic of China, limited liability company	US$350,000	-	100	-	Animation design and productions

37 SUBSIDIARIES (Continued)

None of the subsidiaries have issued any loan capital. Except for TVBO Facilities Limited which operates principally in Taiwan, Singapore, Malaysia, Australia, North America and Europe, all subsidiaries operate principally in their place of incorporation.

* The accounts of these subsidiaries have been audited by firms other than PricewaterhouseCoopers, which do not materially affect the results of the group.

The accounts of these subsidiaries are not audited.

§ On 30 November 2001, TVB Publishing Holding Limited issued a total of 9,000,000 ordinary shares (with a par value of HK$0.10 per share) at HK$8.60 per share to its minority shareholders as unpaid shares. These shares will not entitle voting and dividends rights until paid. As at 31 December 2003, 4,500,000 ordinary shares were paid and the balance of 4,500,000 ordinary shares were remain outstanding.

+ The group increased its equity interest in Interface Co. Ltd. by 29.5% and it became a subsidiary during the year. The acquired business did not contribute significant turnover and operating result to the group for the year ended 31 December 2003.

皇家馬德里亞洲之旅2003
香港Vs皇家馬德里

Real Madrid Asia Tour 2003 - Hong Kong Vs Real Madrid

"by courtesy of HKFA"





戇夫成龍

Square Pegs

萬千星輝賀台慶

TVB 36th Anniversary Special



洗冤錄II

Witness To A Prosecution II



第二十二屆
香港電影金像獎
頒獎典禮

The 22nd Hong Kong Film Awards Presentation Ceremony




智勇新警界
Vigilante Force


九五至尊
The King Of Yesterday And Tomorrow


西關大少
Point Of No Return


萬眾歡騰賀國慶煙花滙演
China National Day Fireworks Display 2003


衝上雲霄
Triumph In The Skies

目錄

公司資料

董事

邵逸夫爵士 G.B.M.（行政主席）
梁乃鵬 G.B.S.，J.P.（副行政主席）
方逸華（副主席）
費道宜（董事總經理）
周亦卿 O.B.E.
何定鈞
利陸雁群
利榮森 O.B.E.*
李達三 DSSc. (Hon.), J.P.*
羅仲炳
史習陶 *
利乾（利榮森之替任董事）
利憲彬（利陸雁群之替任董事）

* *獨立非執行董事*

公司秘書

何燦輝

行政人員

何定鈞（董事及集團總經理）
黃應士（助理總經理－電視廣播業務）
鄭善強（助理總經理－電視廣播業務）
陳志雲（助理總經理－電視廣播業務）

註冊辦事處

香港九龍將軍澳工業邨駿才街七十七號電視廣播城

核數師

羅兵咸永道會計師事務所

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓
一九〇一至五室

本公司茲定於二〇〇四年五月十九日(星期三)上午十一時假香港九龍尖沙咀東部香格里拉酒店閣樓九龍廳，召開股東週年大會，處理下列事項：

(1) 省覽截至二〇〇三年十二月三十一日止年度本公司之帳目、董事局及核數師報告書；

(2) 批准本年度末期股息；

(3) 選舉董事及釐定其酬金；

(4) 聘任核數師，並授權董事局釐定其酬金；及

(5) 作爲特別事項考慮並酌情通過下列決議案：

作爲普通決議案：

(I) 動議：

(a) 在下文(c)段之規限下以及取代一切以往之授權，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之未發行股份，以及作出或授予可能需要行使該等權力之售股建議、協議、購股期權及其他權利，或發行證券；

(b) 上文(a)段之批准應授權本公司董事局於有關期間內作出或授予可能需要於有關期間結束後行使該等權力之售股建議、協議、購股期權及其他權利，以及發行證券；

(c) 本公司董事局依據上文(a)段之批准配發或同意有條件或無條件配發或發行(不論是否依據購股期權或以其他方式而配發或發行)之股本面值總額，惟不包括依據(i)供股；或(ii)根據本公司章程細則就代替本公司之普通股(於此及下文決議案(II)所定義之普通股，下稱「股份」)之全部或部份股息之以股代息或類似安排而配發之股份不得超過下述總額：

(i) 於本決議案通過當日本公司之已發行股本面值總額之10%；及

(ii) (若本公司董事局獲本公司股東於另一普通決議案所授權)於本決議案通過後，本公司所購回之本公司任何股本之面值(爲數最高相當於在本決議案通過當日本公司之已發行股本面值總額之10%)，

而上述批准亦應受此限制；及

(d) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日；及

「供股」指在本公司董事局所定之期間內向股東名冊內於指定記錄日期所載之股份持有人(及如適用時，有權獲配售本公司其他證券之持有人)按當時其持有該等股份(或如適用時其他證券)之比例，提出配售本公司股份或配售有權認購股份之認股權證、購股期權或其他證券，惟本公司董事局有權就零碎股份或因在香港以外任何地區之任何法律限制或責任，或任何認可監管機構或任何證券交易所之規定，作出其認爲必要或權宜之豁免或其他安排。

(II) 動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事局於有關期間內行使本公司所有權力於香港聯合交易所有限公司或經證券及期貨事務監察委員會及香港聯合交易所有限公司所認可之任何其他股份可能上市之證券交易所，購買股份；

(b) 本公司依據(a)段之批准於有關期間內可購買之股份面值總額不得超過於本決議案通過當日本公司之已發行股本面值總額之 10%，而依據(a)段之批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指本決議案通過之日至下列任何一項中較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司章程細則或任何其他適用法律規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷、修改或重訂本決議案對本公司董事局授權之日。

(III) 動議授權本公司董事局就決議案(I)(c)(ii)段所述之本公司股本，行使該決議案(a)段所述之本公司權力。

(IV) 動議根據公司條例第99(2)條將根據公司條例第99(1)條，在二〇〇四曆年內，本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。

作為特別決議案：

(V) 動議批准及採納呈交本大會之印本文件所載規例，作為本公司章程細則，以取代及取締所有現行本公司章程細則，有關文件由大會主席簽署以資識別。

(VI) 動議刪除本公司組織章程大綱第3條，而現行第4及5條分別改為第3及4條。

承董事局命

何燦輝
公司秘書

香港，二〇〇四年三月十七日

附註：

1. 凡有權參加大會及投票之股東均有權委派受委代表出席及投票。該受委代表毋須爲本公司之股東。

2. 本公司由二○○四年四月二十八日至五月十九日(包括首尾兩日)，暫停辦理股份過戶登記手續。

3. 決議案說明附註

   每項決議案之目的簡單解釋如下：

決議案編號：	目的
(5)(I)	全面授權批准董事局發行新股。
(5)(II)	全面授權批准董事局購回已發行股份。
(5)(III)	將根據決議案(5)(I)所授之權力延伸至根據決議案(5)(II)授權所購回之股份。
(5)(IV)	將二○○四年本公司可能暫停辦理股份過戶登記手續之三十日期間延長至六十日。
(5)(V)	採納本公司新公司章程細則。
(5)(VI)	刪除本公司組織章程大綱的宗旨條文。

4. 茲提述決議案5(V)，採納所提呈新公司章程細則會產生之較重大轉變概要載於二○○四年三月三十一日之致股東說明函件。現行公司章程細則及提呈之新公司章程細則由即日起至二○○四年五月十八日任何週日(公衆假期除外)一般辦公時間內於的近律師行(地址爲香港中環歷山大廈5樓)可供查閱以及於大會上備呈。

主席報告書

香港經濟於二〇〇三年表現反覆，而無綫電視本地業務亦於年內跟隨香港經濟上落。我們的業務先於年初受到美伊戰爭拖低，繼而再受到非典型肺炎爆發的打擊。幸而，下半年度重拾正軌，不但彌補了上半年度收益的減少，還推動二〇〇三年全年收益重回二〇〇二年的水平。

二〇〇三年本地廣告收益較二〇〇二年輕微下跌，惟國際業務持續取得理想表現，抵銷了前者的影響。因此，二〇〇三年之綜合收益實際上較去年增加約5%。然而，成本大幅增加，而當中大部分屬特殊項目，導致利潤較二〇〇二年減少25%至港幣441,000,000元。

董事局將於本公司股東週年大會建議派發末期股息每股港幣0.60元。連同於二〇〇三年十月三日已派付之中期股息每股港幣0.20元，全年派發之股息合共每股港幣0.80元。儘管股息額較去年減少，派息率卻高於過往數年。

我們的國際業務全線承接過往數年趨勢，繼續錄得穩定美滿業績，收益及盈利貢獻均有增加。預期該等業務於未來數年整體將仍繼續向好。

無綫電視之國際發行業務於本年度錄得歷來最顯著的強勁增長，盈利較去年躍升11%。預期此業務範疇於未來數年將仍有龐大發展空間。

台灣業務於二〇〇二年中完成重組後，其首個整年令人鼓舞之效益於二〇〇三年全部反映出來。基於此新的表現基準估計，我們於未來幾年在競爭熾熱之台灣市場將進一步取得增長。TVB8及星河衛星頻道之虧損已於二〇〇三年大大減少，並持續向盈利穩步進發。

我們的海外收費電視平台繼續穩步發展。我們的美國平台於二〇〇三年底開始錄得盈利，並正迅速增長，證明無綫電視與DirecTV的合作實屬明智之舉。歐洲及澳洲平台均正向盈利穩步邁進，預期將於未來數年達致收支平衡。

無綫電視於中國內地之聯合製作活動秉持過往幾年的佳績，於二〇〇三年再次錄得增長。此等重要的業務活動有助擴大我們於中國內地之地位，並擴大國際發行及分銷業務可供利用的節目庫存。預期此範疇將持續增長。

於二〇〇四年二月十八日，銀河衛星廣播有限公司之收費電視服務 — exTV正式啓播，多年策劃與努力終於開花結果。我們非常滿意exTV之頻道陣容，當中包括無綫電視提供之五個華語頻道，該項目可望取得美滿進展。

無綫電視進駐新電視廣播城總部之搬遷工作已完滿結束。二〇〇三年的特殊開支大部分不會再次出現，加上香港經濟已呈明顯反彈跡象，預示我們本地廣告收益的前景秀麗，況且國際業務前景持續向俏，二〇〇四年將爲較好的一年。

最後，本人一再感謝無綫電視才華洋溢及工作勤奮的所有員工，與公司共同渡過挑戰重重的一年。

邵逸夫
行政主席

香港，二〇〇四年三月十七日

業務回顧

(a) 本年度經營業績

本集團截至二〇〇三年十二月三十一日止年度之營業額達港幣3,311,000,000元，與去年同期比較增加5%。股東應佔溢利爲港幣441,000,000元，而去年之溢利則爲港幣590,000,000元。本年度的溢利已包括本集團以溢價發行一附屬公司之新股及攤薄先前爲一全資附屬公司 — 銀河衛星廣播有限公司之股本權益而所得爲數達港幣33,000,000元之資本收益。每股盈利爲港幣1.01元(二〇〇二年：港幣1.35元)。

(b) 業務回顧及展望

免費電視廣播

我們廣告客戶的態度於年初極爲審慎。預定合約數額僅達去年水平，一月及二月廣告消費與去年同期相比，錄得單位數減幅。三月份業務稍微回升，惟隨即爲非典型肺炎爆發的強大負面影響抵銷。一如其他媒體及零售業情況，四月及五月之收益較去年減少27%。市場於六月出現反彈，錄得輕微收益增長。鑑於市場初期對經濟的審慎態度帶來之整體影響，再加上非典型肺炎之爆發，本公司於二〇〇三年上半年之收益較二〇〇二年減少10%以上。

政府成功爭取開通跨境旅遊，爲本公司於二〇〇三年下半年就彌補上半年收益減少作出之努力貢獻良多。政府衆多主動措施令消費信心及消費開支大大提高。事實上，本年度第三季之私人消費開支於兩年來首度超出去年同期2%。再加上本公司主要廣告客戶預訂具約束力合約，令現有及新廣告客戶更有信心消費。此外，由於放寬節目贊助限制及引入產品贊助，以致非廣播時段收益有強勁的雙位數增長。

採取以上種種措施後，本公司已彌補上半年收益減少之大部分影響，二〇〇三年全年收益總額僅與去年相差3%。

消費者及廣告客戶之信心自二〇〇三年中期開始大幅逐步攀升，至今仍未退減。本公司於二〇〇四年之預訂合約因而獲得穩健增長。最近一項就超過160名香港廣告客戶協會成員進行的調查確認廣告客戶的信心已增強。此外，本公司預期若干主要類別的行業亦會有非常強勁的增長，例如流動電訊及信用卡。

本公司預期，只要本港不再出現重大疾病危機，二〇〇四年之廣告媒體之整體市場會錄得高單位數至低雙位數的增長。本公司將專注於非廣播時段的收益，如節目及產品贊助等，並增加內地廣告客戶數目，從而維持並擴大本公司的市場份額，而銷售重點將爲二〇〇四年奧運會及煥然一新的二〇〇四年香港小姐選舉。

於二〇〇三年，無綫電視依然爲香港首選電視台。翡翠台週日黃金時段平均整體收視百分比佔免費中文頻道80%，明珠台每週平均收視百分比則佔免費英文頻道72%*。

* 黃金時段觀衆收視百分比指翡翠台晚上七時正至晚上十一時正之平均收視百分比，及明珠台晚上七時正至午夜之平均收視百分比。

翡翠台

翡翠台於八月現場直播「香港對皇家馬德里」足球賽，觀衆人數平均2,800,000名(佔免費中文頻道92%收視百分比)，打破自一九九一年十月首度採用個人收視記錄儀收視測量系統以來之電視節目收視記錄。

本地製作劇集仍爲香港最受歡迎之節目種類。十部排名榜首的週日黃金時段電視節目中，七部均屬無綫電視製作之劇集。排名榜首的劇集「戇夫成龍」平均有2,400,000名觀衆(92%收視百分比)，創下劇集自一九九二年以來的收視記錄。

翡翠台亦擴濶實況劇題材。「衝上雲霄」及「十萬噸情緣」平均有超過2,000,000名觀衆。處境喜劇「皆大歡喜」亦維持平均1,900,000名觀衆的收視。

二〇〇三年對無綫電視而言別具意義。觀衆能夠透過各種節目及特備節目與本集團共渡多個喜慶日子。超過2,200,000名觀衆收看「萬千星輝賀台慶」，與本集團一起慶祝三十六週年台慶、1,900,000名觀衆收看「一廠最美的一夜」，與本集團齊向清水灣電視城告別、接近1,800,000名觀衆收看「全城投入電視廣播新里程」，與我們一起展望將來、1,700,000名觀衆收看「2003年度香港小姐競選決賽」，見證二〇〇三年香港小姐的誕生、以及超過1,900,000名觀衆收看「永遠愛慕－張國榮」，懷緬已故一代巨星。

年內，翡翠台以「智趣相投」的名稱製作多個系列資訊娛樂節目，收視極為理想。最高收視的「日日有食神」，更獲得平均1,600,000名觀眾收看。

除日常新聞及公共關係節目外，無綫電視於三月全面報導伊拉克戰爭及製作一系列與非典型肺炎有關的資訊節目及記錄片，以及「中國人上太空」系列，全部均深受大眾歡迎。

明珠台

無綫電視明珠台繼續取得最佳國際外語節目的播映權，為香港市民提供均衡的優質節目。

大電影仍為明珠台最具吸引力的節目。免費英文頻道頭100個最受歡迎的節目中，72個均屬明珠台電影。「千與千尋」及明珠特級猛片「雷霆救兵」更榮登榜首的第一及第二位，分別有896,000名及861,000名觀眾，佔免費英文頻道88%及91%的收視百分比。

於夏季，769,000名明珠台觀眾收看「皇家馬德里對FC東京」比賽，投入皇家馬德里熱潮。

「白宮群英」、「仁心仁術」及「24」等極受影評界推崇的劇集仍為明珠台最具號召力的精彩節目。明珠台亦引入「神探阿蒙」及「極速型警」等新穎優質劇集與迷你劇集「雷霆傘兵」則成為明珠台榜首劇集。

記錄片如「千禧BB檔案」及「哺乳類全傳」、真人實錄節目如「全美超級模特兒新秀大賽」及「新娘哥斯拉」、以及生活品味節目如「大城小廚請食飯」及「荷里活示範單位」，亦備受香港市民歡迎。

社區及公共服務

面對非典型肺炎爆發、市民情緒低落及經濟低迷，本公司主動集齊專家、演藝及各界名人、各行各業以及香港市民，製作資訊節目及慈善特備節目。無綫電視亦參與多項籌款活動及其他活動，為市民及醫護專業人員打氣。

無綫電視於短時間內對資訊節目的需求作出回應，製作出一系列資訊及健康相關節目，包括每日迷你節目「高度戒炎」及「防患未炎」，以及「最緊要健康」和「免疫力與健康」系列。

無綫電視亦籌劃及參與播放一系列有關非典型肺炎的電視節目，包括「同舟共勉香港心」、「心連心」、「醫護群英響全城」、「重建香港獻愛心」及「1:99音樂會」。該等節目的目標是為籌款及團結社群力量以抗威脅市民大眾健康的非典型肺炎，並對香港前線醫護人員給予大力支持。

儘管經濟低迷，無綫電視於二○○三年就不同社會需要籌得港幣183,000,000元，當中包括非典型肺炎救濟金及各大慈善組織之籌款。一年一度的籌款盛事「歡樂滿東華2003」不單吸引得1,300,000名觀眾，並獲公眾慷慨解囊，為東華籌得合共港幣73,000,000元。「慈善星輝仁濟夜」亦為仁濟醫院籌得合共港幣18,000,000元善款。

讚譽與獎項

於二○○三年，無綫電視多個節目及特備節目均獲得國際嘉許，反映無綫電視一直以來對公眾服務的承諾。「新聞透視：血的教訓」是有關內地愛滋病擴散的節目，於非典型肺炎爆發期間帶來疾病控制的警示，在亞洲電視大獎贏得最佳新聞及時事特備節目大獎，更於紐約電影電視節入圍健康／醫療事務組別總決賽。無綫電視其他進入紐約電影電視節總決賽的電視節目包括頻道／形像宣傳組別的「沙士抗逆宣傳運動」、新聞組別的「七一大遊行」及娛樂節目宣傳組別的「雷霆傘兵」。「星期六檔案：打機人生」則入選亞太廣播聯盟／亞洲有線及衛星廣播聯會／聯合國兒童基金會之總決賽，而「翠竹花園爆炸事件」則入選二○○三國際艾美獎之亞洲／非洲新聞準決賽。

此外，「新聞透視：中共十六 — 三個代表」榮獲2003 Regional RTNDA Edward R. Murrow Awards。

新電視廣播城

將軍澳的新電視廣播城已於十月十二日隆重開幕，設有全數碼新聞及製作中心，屬世界級的設施，是香港電視業歷史上一個重要的里程碑。所有錄影廠已於二○○三年底全面投入運作。

展望

無綫電視獲續本地免費電視節目服務牌照12年，由二〇〇三年十二月一日起生效。政府實行獨立牌照計劃後，無綫電視就廣播傳送獲發之15年傳送者牌照亦已同時生效。

無綫電視將繼續投資本地製作，滿足觀眾需要。

為爭取更多免費電視業務收益，本集團已透過磋商獲政府放寬贊助限制。新形式的節目及產品贊助已於年底推出。

節目發行及分銷

儘管收入基礎經過多年穩定增長而較前擴大，我們的海外節目發行及分銷收入依然錄得雙位數字增長。由於就支援現有客戶之發行業務而增加經常開支之需求不大，故邊際利潤有所提升。

電視發行業務繼續穩健增長，主要由於馬來西亞、新加坡及加拿大等市場之用戶基礎擴大，分佔該等市場之收費電視發行收入因而穩步上升。由於中國內地及台灣的業務增長強勁，所以影帶發行的表現優於預期，以二〇〇二年相比錄得雙位數字增長。

即使於二〇〇三年收緊對進口節目的限制，中國內地節目發行收入仍較去年度大幅增加。增幅主要源自改善分銷運作及持續積極打擊盜版活動，令影像光碟發行業務取得改善。

本公司預期節目發行業務將於二〇〇四年持續穩步發展，毛利亦可藉改善成本管理獲進一步提升。

海外衛星收費電視業務

(a) TVB Satellite Platform(TVBSP)美國

美國方面，於二〇〇三年三月將TVBSP用戶轉至DirecTV後，DirecTV五個頻道套餐的用戶基礎錄得高雙位數字驕人增長率。有此驕人成績，主要是由於 DirecTV 與多名主要安裝商攜手進行大量宣傳工作以及本公司駐紐約地區銷售人員努力不懈之成果。

於二〇〇三年，TVBSP 透過訂立短期協議，分租若干衛星轉發器容量予多名頻道供應商。TVBSP正與數名其他經營商磋商。倘磋商成功，本公司衛星轉發器租約餘下期間之財務負擔將會大幅減少。

隨著用戶數目平穩增長，本公司預期用戶基礎及盈利能力亦將於二〇〇四年大幅提升。

(b) TVB Australia(TVBA)澳洲

於二〇〇三年七月，TVBA 開始於其 TVBJ 頻道推出一系列富新鮮感的新節目。由於新用戶增加及流失率下降，本年度整體錄得雙位數字增長。二〇〇三年進行的現場宣傳及活動乃提升滲透率之關鍵，且有助於二〇〇四年維持增長力度。

本公司對與主要頻道傳送者之洽談進度甚感滿意，並正檢討澳洲市場之長遠策略，務求達致最佳效益。

(c) The Chinese Channel(TCC)歐洲

自全新加密系統於二〇〇三年第一季度全面投入運作後，儘管未如預期理想，整體用戶續約率已見改善。安裝全新加密系統後用戶即不再續約之情況，反映出早前之長期盜用問題，令廣大華語觀眾以為收費電視節目內容可以不必付費收看，這種情況為免費廣播競爭對手提供市場機會。加上我們之競爭對手提供香港即時新聞及最新財經資訊，故該項業務之發展進度緩慢。

因此，TCC正研究於香港電視廣播城全日放送頻道至倫敦TCC當地播放中心之可能性，此舉可令我們更有效地提供更多即時新聞、最新資訊及較新的節目以增強頻道的節目內容。

儘管上述若干負面因素影響，TCC於二〇〇三年仍可維持單位數字用戶增長。

頻道業務

(a) 台灣

台灣電視業務於二〇〇二年成功重組，即使受到非典型肺炎、經濟復甦緩慢及二〇〇四年三月台灣總統大選引發之政治不穩等種種因素影響，所有 TVBS 頻道之廣告收入及溢利於二〇〇三年均錄得令人鼓舞之增長。

於二〇〇四年，TVBS將繼續增強其節目內部及製作，進一步提升其在台灣及海外之收入。TVBS亦會專注於整合其資源及改善成本效益，以提高盈利能力。

(b) TVB8 及星河頻道

星河及TVB8 頻道於馬來西亞、新加坡及內地之用戶人數不斷增加，本年度收入因而激增。由於用戶基礎不斷擴大，廣告銷售亦隨之大幅增加。於印尼，星河頻道於當地由額外收費頻道轉爲基本套餐頻道後，接收該頻道之家庭覆蓋率因而大大改善，奠下進一步開拓該國業務之根基。

於二〇〇四年，我們將繼續提升內地可接收有關頻道之家庭覆蓋率，開拓新海外市場。星河及TVB8頻道加入香港銀河平台將產生額外訂購收入，並擴闊該頻道之廣告銷售範圍。

其他業務

(a) 翡翠動畫

動畫製作及發行業務溢利維持穩定，翡翠動畫於二〇〇三年推出金庸家傳戶曉原著小說動畫劇集「神鵰俠侶」，逢星期六晚上十時三十分至十一時三十分在翡翠台播出，共十三週，平均收視百分比超過 80%，地區發行銷售及收視率均甚爲理想。翡翠動畫將繼續開發其本身動畫項目，並於中國內地進一步擴展其發行及產品銷售業務。來年，翡翠動畫將繼續提升 3D 動畫設施功能以迎合市場需求。

(b) 互聯網業務

電視廣播互聯網有限公司透過以節目贊助爲基礎之小型網站及其他互聯網宣傳形式，向無綫電視節目贊助客戶提供增值服務。無綫電視之節目贊助於二〇〇三年錄得強勁增長主要乃源自本年度互聯網業務廣告收入激增所致。

於下半年度，寬頻收入大幅上升，而 3G 內容亦開始錄得收入，香港互聯網業務收入因而錄得 40% 增長。

我們預期，廣告收入將持續增加。此外，隨著今年較後時間即將推出的其他 3G 服務，加上於 2.5G 網絡引入流動電話串流影像功能，預計 3G 內容需求將會因此上升。

向上海寬頻用戶提供增值內容的計劃雖已押後，惟預期將於二〇〇四年展開。此外，中國內地興起以新模式提供寬頻內容，或可於二〇〇四年下半年度帶來正面收入影響。

(c) 雜誌出版

於二〇〇三年，香港雜誌市場之發行銷售及廣告收入競爭持續激烈。TVB周刊的策略是維持售價，但透過隨書附送贊助禮品向讀者提供更高價值。此外，我們亦不斷改善版面設計。

在爲TVB周刊廣告客戶籌辦活動等市場推廣主導項目的帶動下，廣告收入有所增加。因此，儘管受到非典型肺炎及雜誌銷售收入輕微下降之負面影響，整體收入仍增加 5%。

儘管發行銷售方面競爭激烈，以致直接成本受壓，但本公司仍能在員工及其他開支上節流，故本公司的營運盈利比去年改善達 9%。

展望未來，儘管競爭持續激烈，我們預期廣告市場氣氛改善，將有助本公司業務增長。本公司之雜誌發行、市場推廣活動管理及廣告橫額業務不但會繼續於香港進行，更會進軍內地華南多個省份。

[redacted]

(d) 國內合營企業

二○○三年概況

國內電台、電影及電視行業拼合而成龐大的媒體集團，此乃國內媒體行業跨出的重要一大步。市場對高質素華語內容需求與日俱增。我們在國內的合營企業於去年迅速發展，漸見成熟。

發展動向

本公司合營企業與當地媒體夥伴建立策略聯盟，致力製作集娛樂與資訊於一身的一小時節目，每日在全國各地播放。於二○○三年年底，該節目成功打響名堂，深得觀衆及廣告客戶讚賞。由於這種合作模式非常成功，本公司合營企業將可隨著國內媒體市場持續發展，掌握源源不絕的商機。

本公司自八十年代起一直於中國內地拓展節目發行業務。本公司合營企業亦致力擴闊發行網絡之覆蓋範圍。於二○○三年，合營企業與橫跨中國30個省份各大城市之當地夥伴合作推出劇集廣告時段計劃。為壯大廣告時段項目之銷售網絡，本公司於上海、北京及廣州各地特設廣告銷售隊伍。

除了傳統媒體業務外，本公司現正發揮本身在內容存量豐富及媒體基礎，加上當地夥伴的支持，務求可藉內容增闊收益。本公司與當地夥伴合作無間，更於二○○三年最後一季為國內流動電話用戶提供及引進短訊服務。

本公司相信其國內合營企業已準備就緒，為中國內地的傳統及新興媒體市場提供高質素的華語內容。

新業務 — 香港收費電視

本公司已於二○○三年年底開始，就銀河衛星廣播有限公司經營之收費電視平台exTV之五個無綫電視組合頻道進行內部傳送測試。由二○○四年年初起，無綫電視已為exTV提供TVBN、TVBE、TVBQ、TVB8及星河五個頻道。TVBN是由無綫電視新聞中心製作之24小時新聞頻道、TVBE娛樂頻道提供外購及無綫電視製作之劇集及非劇集節目、TVBQ分別於日間及晚間播放兒童節目及集資訊與娛樂於一身之家庭綜合節目，而TVB8及星河頻道主要以普通話播放，現由電視廣播(衛星)有限公司製作，主要作全球播放及於中國內地及海外市場發行。

財務回顧

(a) 於附屬公司及聯營公司之投資

於二○○三年二月十九日，為遵照本地免費電視節目服務牌照之條件，本公司將本身於全資附屬公司 — 銀河衛星廣播有限公司(「銀河」)擁有之權益減少至50%以下。銀河持有在香港經營收費電視服務之牌照，現於本公司提呈之帳目重新分類為聯營公司。出售權益為本集團帶來盈利港幣5,200,000元。

根據本公司與Intelsat Hong Kong Limited訂立之認購及股東協議，本公司須於四年內支付Galaxy Satellite TV Holding Limited(該公司擁有銀河100%權益)之投資股本。於本年度帳目中，投資總額港幣520,000,000元已列作聯營公司之投資，而尚未注入之港幣382,000,000元出資額亦列作應付聯營公司款項。

於二○○一年十一月三十日，MEASAT Broadcast Network System (BVI) Ltd.(「MBNS(BVI)」)及Home Net N.V.(「HomeNet」)各自獲發電視廣播互聯網有限公司(「電視廣播互聯網」)所發行4,500,000股未繳股款的股份，每股作價港幣8.60元，分四期平均繳付股款。該等股份在繳付股款前不會擁有任何投票權及收取股息的權利。其中兩期已於二○○三年二月底之前收取，因此分別增加了MBNS(BVI)及HomeNet於電視廣播互聯網的權益至18.42%及7.9%。此項交易已被視為出售本集團於電視廣播互聯網的權益入帳，當中產生溢利港幣27,700,000元。電視廣播互聯網於二○○一年十二月十二日易名為電視廣播出版(控股)有限公司。

年內，本公司於台灣聯營公司英特發股份有限公司(「英特發」)之累計權益增加至64.76%。英特發因而於本年度帳目重新分類為附屬公司，就此所產生之港幣8,900,000元商譽將於五年內按直線法攤銷。

為全面控制本公司於歐洲市場之長遠業務發展，本公司於二○○三年十月二十三日以港幣5,000,000元代價從少數股東購入彼等於The Chinese Channel (Holdings) Limited(「TCC」)之全部36%權益，令本公司於TCC集團公司之權益增加至100%。就此所產生之港幣56,000,000元商譽將由二○○三年十一月起分十年平均攤銷。

除上述申報者外，年內概無其他重大收購或出售附屬公司及聯營公司之事項。

(b) 資本資產、流動資金及債務

新電視廣播城項目已告完成，所有就此產生之資本支出已於本年度帳目反映。於二〇〇三年十二月三十一日，本集團固定資產為港幣2,365,000,000元，較去年年底多出港幣198,000,000元，並已扣除分拆銀河及其有關固定資產之影響。固定資產增加反映電視廣播城之資本支出以及於二〇〇一年九月四日與銀河所訂立透過公開招標提供5個收費電視頻道之頻道供應協議所需之資本支出。

本集團於二〇〇三年十二月三十一日之現金及銀行結餘為港幣362,000,000元，與去年情況相若，已反映於二〇〇三年二月二十日所作現金投資於收費電視合營企業港幣138,000,000元及年內資本支出。約40%現金結餘存於海外附屬公司供其日常營運所需，30%現金結餘則存於就特定用途而設之帳項。為撥付目前營運資金需要，本集團已安排充裕之銀行融資。本集團持有之現金及現金等價物主要為港幣及美元，且與任何債務概無關連。

應收帳款較去年年底增加3%，反映年底之本地廣告帳單數目較多。本集團已就預期之收帳問題作出充裕撥備。應付帳款較去年減少11%，反映年內已付帳款數額較高。

本集團於二〇〇三年十二月三十一日錄得的資本與負債比率為18.7%(二〇〇二年：10.8%)。資本與負債比率乃以總債務港幣618,000,000元(二〇〇二年十二月：港幣356,000,000元)除股東權益港幣3,295,000,000元(二〇〇二年十二月：港幣3,274,000,000元)計算。此項增幅主要乃由於須為收費電視合營企業及新電視廣播城項目提供資金而動用額外的銀行貸款所致。

— 由於上述額外的短期貸款，債務較去年增加港幣262,000,000元。

— 該等債務包括短期、長期銀行貸款及銀行透支組成，用於在台灣購置物業、設備及錄影廠設施以及新電視廣播城項目等。合共港幣85,000,000元(二〇〇二年十二月：港幣162,000,000元)之貸款乃以附屬公司的資產作抵押。

— 所有債項均須按銀行最優惠借貸利率加已協定百分比計算的浮動息率計息。

— 於二〇〇三年十二月三十一日，該等債務的到期詳情如下：於一年內：港幣561,000,000元(佔91%)；第二年：港幣9,000,000元(佔1%)；第三至第五年：港幣17,000,000元(佔3%)；及五年後：港幣31,000,000元(佔5%)。

— 該等債務的貨幣單位主要由港幣(佔73%)、新台幣(佔25%)、英鎊(佔1%)及其他貨幣(例如美元及澳元)所組成。

— 本集團於期內並無已承諾的借貸融資。

本集團之資本承擔(不包括本集團分擔共同控制實體之資本承擔)減少60%至港幣243,000,000元(二〇〇二年十二月：港幣606,000,000元)。

(c) 主要撥備及撇帳

本集團就租用由SES Americom提供之AMC4（可向美國各地包括夏威夷發射訊號）36兆赫容量之衛星轉發器有合約承擔，合約為期10年直至二〇一二年九月三十日屆滿。自本集團之美國衛星平台與美國DirecTV拼合後，此等衛星轉發器容量已屬冗餘。本集團已與頻道經營商及廣播平台經營商簽訂諒解備忘錄，料可以當時市價簽訂多份分租合約，出租原有衛星轉發器全部容量。分租收費料會低於本集團原有衛星轉發器租約所定者。因此，本集團已於本年度帳目作出港幣54,000,000元撥備，補足原有租約責任與預期分租收益間的差額，直至原有合約期結束。

同樣地，由PanAmSat提供可向亞洲、美國西岸及澳洲北部發射訊號容量達54兆赫之PAS－8 C Band衛星轉發器亦有約9兆赫之冗餘容量。本集團已就至二〇〇六年三月三十一日止未付合約責任作出港幣9,000,000元撥備。

本公司遷往將軍澳的新電視廣播城後已空置清水灣邵氏大樓若干物業，而邵氏大樓有關物業之租約於二〇〇五年六月三十日始屆滿。因此，本公司已於帳目內就扣除應收分租款項後二〇〇四年一月一日至二〇〇五年六月三十日止之租約責任作出撥備港幣32,000,000元。

於二〇〇三年九月三十日，星際傳播股份有限公司(「星際」)停止營業，並決定於出售資產及清還債務後減少公司資本，而不予清盤。該公司現僅持有台灣DTH衛星廣播牌照，現正以空殼公司形式放盤。星際57.14%權益由本公司擁有70%權益之附屬公司 — 聯意製作股份有限公司(「聯意」)擁有。聯意已於帳目內撇銷新台幣208,000,000元之虧損，這會拖低本集團除稅後溢利約港幣20,000,000元。

(d) 或然負債

就銀行融資向銀行提供的擔保爲港幣1,100,000元(二〇〇二年十二月：港幣89,600,000元)。就向香港特別行政區政府發出的履約保證金而向銀行提供港幣88,000,000元的擔保經已取消並由銀河之新控股公司所提供之抵押代替，本公司目前祗擁有銀河49%股本權益。

(e) 匯率波動與相關對沖活動的風險

於二〇〇三年十二月三十一日，本集團與銀行訂立若干外幣匯率之沽售合約，以對沖來自海外客戶之貿易票據波動，該等合約之金額爲港幣15,500,000元。此等沽售合約約值港幣800,000元之潛在損失並未在帳目內確認。

人力資源

於二〇〇三年十二月三十一日，本集團共有5,242名(二〇〇二年：5,039名)全職僱員，其中不包括董事及自由工作人員，但包括合約藝員及海外附屬公司之職員。此增幅是由於須爲銀河製作節目而需加添人力所致。其中約26%僱員受聘於海外附屬公司，並按照當地情況及法規收取適當水平之薪金。至於本地僱員方面，合約藝員、營業及非營業僱員則按不同薪酬計劃支薪。合約藝員按逐次出鏡或包薪制支薪，而營業僱員則視乎是否達到銷售目標支薪，其薪酬包括薪金及銷售佣金。非營業僱員則按月薪支薪。相當於一個月薪金之年終花紅已於二〇〇二年一月一日起取消。本集團於年內並無採納任何購股權計劃。除爲僱員自動報讀之培訓課程提供資助外，本集團向有主辦或與各職業訓練學院合辦一些與專門技能、工業安全、管理技巧及其他與工作有關之研究班、課程及實習班。

董事局同寅謹將截至二〇〇三年十二月三十一日止年度報告書連同已審核之帳目呈覽。

主要業務及地區之營運分析

本公司之主要業務爲免費電視廣播、節目製作及與廣播有關之其他業務。附屬公司之主要業務則列於帳目附註 37。

本年度按業務及地區分類之集團業績表現分析列於帳目附註 2。

業績、溢利分配及儲備

本集團本年度之業績列於第106頁之綜合損益帳內。

本集團及本公司在本年度之儲備變動列於第134至第136頁之帳目附註 27。

本公司根據香港公司條例第79B條計算，於二〇〇三年十二月三十一日可供分派之儲備爲港幣2,320,033,000元（2002：港幣2,498,959,000元）。

股息

本公司已於二〇〇三年十月三日派發中期股息，每股港幣0.20元，合共港幣87,600,000元。董事局現建議派發截至二〇〇三年十二月三十一日止年度之末期股息，每股港幣0.60元予於二〇〇四年五月十九日名列股東名冊上之股東。

捐款

本集團本年度作出之慈善及其他捐款合共港幣72,000元。

固定資產

本集團之固定資產變動詳情列於帳目附註13。

股本

本公司之股本變動詳情列於帳目附註 26。

五年財政回顧

本集團上五個財政年度之業績及資產負債摘要列於第104頁內。

董事及高層管理人員

下列者爲本年度及於本報告日期在任之董事及行政人員。

邵逸夫爵士 G.B.M.（行政主席）

現年九十六歲，爲邵氏集團總裁，在娛樂及電影業均有鉅額投資。透過邵氏集團，邵爵士擁有本公司股本的主要權益。邵爵士爲本公司成立時首屆董事局成員之一，並於一九八〇年出任主席。邵爵士是本公司副主席方逸華女士之丈夫。

梁乃鵬 G.B.S.,J.P.（副行政主席）

現年六十三歲，彼於二〇〇三年九月獲委任爲本公司董事，同時兼任副行政主席一職。彼現爲九龍巴士控股有限公司副主席及永隆銀行董事。梁先生積極參與公共事務逾二十年，並於一九九七年至二〇〇二年期間出任廣播事務管理局主席。現任民衆安全服務處處長及選舉管理委員會委員。

方逸華（副主席）

現年六十九歲，自一九八八年起即爲本公司董事，及後於二〇〇〇年十月二十五日獲委任爲本公司副主席。方女士是邵氏兄弟(香港)有限公司副行政主席兼執行董事及邵氏集團行政主席兼執行董事。彼亦爲邵氏基金(香港)有限公司主席、邵逸夫獎基金會有限公司主席、邵逸夫慈善信託基金主席及香港中文大學逸夫書院校董會成員。方女士是本公司行政主席邵逸夫爵士之夫人。

費道宜（董事總經理）
現年五十四歲，於一九八七年獲委任爲本公司董事，並於一九九五年九月出任董事總經理，彼亦是邵氏集團之行政董事。

周亦卿 O.B.E.
現年六十八歲，於二〇〇〇年獲委任爲本公司董事。彼爲其士集團之創辦人及現任主席。該集團擁有兩間於香港聯合交易所上市的公司，包括：其士國際集團有限公司及其士科技控股有限公司。彼亦爲邵氏兄弟(香港)有限公司及萬順昌集團有限公司非執行董事。彼並於二〇〇一年獲委任爲巴林王國駐香港名譽領事。

何定鈞
現年五十九歲，於一九六八年加入本公司爲助理會計主任。彼於一九九五年十一月獲委任爲總經理 — 電視廣播業務，於二〇〇二年四月獲晉陞爲集團總經理，更於二〇〇三年六月兼獲委任爲董事。

利陸雁群
現年八十歲，爲本公司創辦人利孝和先生之遺孀。利夫人於一九八一年成爲本公司董事。彼致力於本港慈善機構香港明愛中心之福利事業。

利榮森 O.B.E.(獨立非執行董事)
現年八十八歲，爲本公司成立時首屆董事局成員之一。彼爲利園國際控股有限公司及上海商業銀行有限公司董事。

李達三 DSSc.(Hon.), J.P.(獨立非執行董事)
現年八十三歲，爲聲寶 — 樂聲(香港)有限公司主席，該公司在香港及中國銷售「聲寶牌」產品。李博士亦爲新加坡、澳洲及紐西蘭多間酒店業務之主席。彼於一九九五年獲委任爲本公司董事。

羅仲炳
現年六十七歲，一九六六年加入本公司爲項目工程師，並由一九七八年至一九八〇年期間出任總經理。彼於一九七七年獲委任爲董事。彼亦是金山工業(集團)有限公司董事。

史習陶（獨立非執行董事）
現年六十三歲，於二〇〇三年六月獲委任爲本公司董事。彼爲英格蘭及威爾斯特許會計師公會及香港會計師公會之資深會員，曾爲一間國際會計師事務所之合夥人並於該事務所執業逾20年。除身爲多家香港上市公司之非執行董事外，彼亦是中國人民政治協商會議上海市委員會之委員。

利乾（利榮森之替任董事）
現年五十歲，爲Scottish and Eastern Investments Limited董事。彼亦是希慎興業有限公司及太古股份有限公司董事。彼於一九九五年七月獲委任爲利先生之替任董事。彼爲利先生的兒子。

利憲彬（利陸雁群之替任董事）
現年四十六歲，爲希慎興業有限公司及希慎置業有限公司董事，亦是澳洲上市公司 — Beyond International Limited的董事及主要股東。彼於二〇〇二年九月獲委任爲利夫人之替任董事。彼爲利夫人的兒子。

黃應士
現年六十六歲，新聞工作者，一九七七年至一九七八年間出任本公司新聞、公共事務及體育節目經理。彼於一九八〇年起任新聞部總監，主管新聞及公共事務部直至一九九一年止。彼於一九九四年二月重返無綫電視管理層並出任助理總經理 — 電視廣播業務一職。

鄭善強
現年四十七歲，在一九八九年加入無綫電視爲市場及營業部總監。彼對廣告行業極有經驗，專長於媒介策劃、購買及調查。彼於一九九五年十一月獲晉陞爲助理總經理 — 電視廣播業務。

陳志雲

現年四十五歲，在一九九四年加入無綫電視為節目部總監，其後於一九九六年更兼任外事部總監一職。彼於二○○二年四月獲晉陞為助理總經理 — 電視廣播業務。

董事

何定鈞先生及史習陶先生於二○○三年六月一日獲委任為董事。梁乃鵬先生於二○○三年九月一日獲委任為董事。依照本公司章程細則第98條之規定，彼等之任期至股東週年大會舉行之日屆滿，惟願應選連任。

依照本公司章程細則第93條之規定，利陸雁群夫人需從董事局輪值告退，惟願應選連任。

董事利益

本公司各董事概無與本公司訂有本公司不可於一年內免付補償(法定補償除外)而終止之服務合約。董事於年內並未獲授本公司任何購股權。

本公司與邵氏兄弟(香港)有限公司有協議，向其租用香港九龍清水灣道之若干物業。本公司行政主席邵逸夫爵士亦是邵氏兄弟(香港)有限公司之主席，而邵氏兄弟(香港)有限公司股本之主要法團權益是由邵爵士所擁有。本公司副主席方逸華女士是邵氏兄弟(香港)有限公司副行政主席兼執行董事。

於二○○一年十一月，本公司與Chevalier (Network Solutions) Limited 訂有合約，內容有關該公司以港幣20,526,000元向本公司於將軍澳之新電視廣播城供應、安裝及保養PABX及結構電纜網絡。本公司董事周亦卿博士亦是其士集團之創辦人及現任主席。

Sharp-Roxy(HK)Limited透過獨立代理不時按市場價格向本公司購買廣告時段及贊助。本公司董事李達三博士及其家屬控制Sharp-Roxy(HK)Limited 50%之投票權。

除上文所述外，本年度內或年結時，本公司或其附屬公司概無簽訂任何有關本公司之業務而本公司董事直接或間接擁有重大權益之重要合約。

於二○○三年十二月三十一日，根據證券及期貨條例第352條所規定必須存置的記錄冊所示，董事及行政總裁於本公司股份中擁有的實益權益如下：

	每股面值港幣0.05元的普通股數目				
	個人權益	家族權益	公司權益	合計	佔已發行股本百分比(%)
邵逸夫爵士	–	1,146,000#	141,174,828* (a)	142,320,828	32.49%
利陸雁群	602,144	–	16,701,000 (b)	17,303,144	3.95%
利榮森	1,262,415	–	–	1,262,415	0.28%
方逸華	1,146,000#	–	–	1,146,000	0.26%
利乾	600,000	–	–	600,000	0.14%
李達三	–	–	300,000 (c)	300,000	0.07%
費道宜	100,000	–	–	100,000	0.02%

附註： 上述註有#人士的股權重複及上述註有*人士與下文「主要股東」註有*人士的股權重複。

(a) 該批股份分別由邵氏兄弟(香港)有限公司持有113,888,628股股份及邵氏基金(香港)有限公司持有27,286,200股股份，而該兩間公司乃由邵逸夫爵士透過Shaw Holdings Inc.分別持有74.58%及100%股本權益。邵逸夫爵士透過邵逸夫慈善信託基金持有Shaw Holdings Inc.全部股本權益。

(b) 該批股份分別由Trio Investment Corporation S.A.持有10,377,000股股份、Crystal Investments Limited持有1,581,000股股份、Compass Inc. 持有3,162,000股股份及Bonus Inc.持有1,581,000股股份。利陸雁群女士持有上述所有公司的全部股本權益。

(c) 該批股份由樂聲物業投資有限公司持有，而李達三博士持有該公司的全部權本權益。

上文所述之全部權益皆屬好倉。本公司或其附屬公司並無向董事或行政總裁或彼等的配偶或未滿十八歲的子女授出任何可認購本公司或任何其他法人團體的股份或債券的權益。

除上述者外，於二〇〇三年十二月三十一日，本公司董事或行政總裁概無根據證券及期貨條例持有或視為或當作持有本公司或其任何相聯法團(定義見證券及期貨條例)的股份或相關股份或債券的權益或淡倉。

主要股東

於二〇〇三年十二月三十一日，根據證券及期貨條例第336條須存置的主要股東登記冊所示，本公司已獲知會下列主要股東擁有佔本公司已發行股本5%或以上的權益(全部屬於實益權益)。該等權益乃就董事及行政總裁於上文經已披露以外的權益。

	每股面值港幣0.05元的普通股數目	佔已發行股本百分比(%)
邵氏兄弟(香港)有限公司	113,888,628*	26.00%
邵氏基金(香港)有限公司	27,286,200*	6.23%
Marathon Asset Management Limited	26,288,000 (i)	6.02%
State Street Corporation	22,451,808 (ii)	5.13%

附註： 上述註有*人士與上文「董事利益」註有*人士的股權重複。

(i) 該等權益乃以投資經理的身份持有。

(ii) 該等權益由State Street Bank & Trust Company持有，而State Street Corporation持有其全部股本權益。

上文所述之全部權益皆屬好倉。除上述股份外，於二〇〇三年十二月三十一日，根據證券及期貨條例第336條須存置的登記冊所示，概無任何其他人士於本公司或任何相聯法團(定義見證券及期貨條例)的股份、相關股份或債券中擁有佔本公司已發行股本5%或以上的權益或淡倉。

關連交易

1) 以下交易構成本公司須予披露之關連交易，而本公司已就此等交易獲香港聯合交易所有限公司(「聯交所」)授予有條件之寬免:

a) 由一九九二年五月五日起，本公司之主要股東－邵氏兄弟(香港)有限公司(「邵氏」)已根據一項製作管理協議提供若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，為期兩年，每月費用為港幣445,000元。該製作管理協議於二〇〇三年一月三十一日到期後不予延續。本公司於二〇〇三年內已付邵氏之費用為港幣445,000元。

b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏向本公司出租其位於香港九龍清水灣道二百二十號地段邵氏大樓若干辦公室及泊車位。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇三年內已付邵氏之租金為港幣17,732,000元。

c) 於二〇〇一年三月三十日，本公司與Chevalier (Network Solutions) Limited (「CNSL」)訂立意向書，內容有關CNSL向本公司之新電視廣播城供應、安裝及保養PABX及結構電纜網絡，整筆費用為港幣20,526,000元，並會以分期方式支付。CNSL是本公司一董事之聯繫人士，故此CNSL為本公司之關連人士。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇三年內已付CNSL之數額為港幣5,119,000元。

d) Era Films (Hong Kong) Limited (「Era Films」)已透過其代理 Red River Agents Limited(「Red River」) 按本公司不時刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films 及 Red River 均爲本公司一非全資附屬公司 — 聯意製作股份有限公司(「聯意」)之主要股東 — 年代網際事業股份有限公司 (「年代」)之聯繫人士，故此 Era Film 及 Red River 均爲本公司之關連人士。本公司於二○○三年內之累算收益爲港幣424,000元。

e) Sharp-Roxy(HK) Limited (「Sharp-Roxy」) 已透過其代理 Thematic Advertising Limited 及 Standard Advertising HK Limited (兩者均爲獨立第三方及不與本公司相關連) 按本公司不時刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段及贊助。Sharp-Roxy爲本公司一董事之聯繫人士，故此Sharp-Roxy爲本公司之關連人士。本公司於二○○三年內之累算收益爲港幣88,000元。

f) 由一九九五年一月一日起，年代已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二○○○年十一月十六日，訂約方把該分銷協議續期兩年，由二○○一年三月一日起生效。於二○○二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二○○二年一月一日起聯意應付予年代之佣金金額。該分銷協議於二○○三年二月二十八日到期後不予延續。聯意於二○○三年內已支付年代之費用爲港幣1,798,000元(新台幣7,937,000元)。

g) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。由二○○二年七月一日起，聯意祇負責爲其名下之電視頻道及其獲委爲廣告代理之雜誌招攬廣告。聯意於二○○三年內收取年代之數額爲港幣8,590,000元(新台幣37,907,000元)。

h) 由一九九五年起，年代已特許聯意在其有線電視頻道播放各種類型節目。聯意於二○○三年內付予年代之數額爲港幣651,000元(新台幣2,874,000元)。

i) 聯意獲多家獨立新聞社許可，在台灣之電視廣播業務中使用彼等之新聞報導。由二○○○年六月十九日起，聯意已將其使用該等新聞報導之權利分特許予年代，使年代可於台灣在其擁有之頻道播放該等新聞，費用按實際使用量及聯意應付予新聞社之費用計算。聯意於二○○三年內收取年代之費用爲港幣1,297,000元(新台幣5,722,000元)。

j) 於二○○二年五月二十一日，本公司一全資附屬公司 — 電視廣播(國際)有限公司(「電視廣播(國際)」)與本公司兩家一非全資附屬公司主要股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立交易備忘錄，據此，電視廣播(國際)會由二○○二年四月十六日起至二○○四年九月三十日止期間，提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。電視廣播(國際)於二○○三年內之累算收入爲港幣82,235,000元。

k) 於二○○二年六月二十五日，電視廣播(國際)以聯意之代理身分與MBNS訂立交易備忘錄，授權MBNS由二○○二年四月十六日起至二○○四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於二○○三年內之累算收入爲港幣21,767,000元。

l) 於二○○二年六月二十六日，本公司一全資附屬公司 — TVB Satellite TV Entertainment Limited (「TVBSE」)與MBNS訂立交易備忘錄，內容有關由二○○二年四月十六日起至二○○四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務獨家播放該等頻道。TVBSE於二○○三年內之累算收入爲港幣25,988,000元。

m) 於二○○二年七月八日，MBNS委任TVBSE爲其廣告代理，負責由二○○二年四月十六日起至二○○四年九月三十日止期間爲MBNS在馬來西亞及汶萊經營之若干頻道銷售廣告及贊助。TVBSE於二○○三年內之累算收入爲港幣26,192,000元。

本公司所有獨立非執行董事已審閱上述有關(a)至(m)段之交易和確認上述交易乃本公司在正常業務範圍內按公平原則以一般商業條款磋商達成，對股東而言亦屬公平合理，同時其條款亦不比本公司向獨立第三方提供或獲得之條款為低。每項交易於二〇〇三年內之有關累積金額並未超過聯交所授予本公司有條件寬免所訂定之最高限額。

本公司之核數師亦已審閱上述(a)至(m)段之交易並致函董事局確定以下幾點：

(i) 有關交易已取得本公司董事局之允許；
(ii) 有關交易已遵照本公司於有關協議及文件上列明之收費政策；
(iii) 有關交易符合協議內訂立之條款細則，或，如無有關協議，其條款亦不比本公司向獨立第三方提供或獲得之條款為低；及
(iv) 並未超過每項交易之最高限額。

2) 由一九九四年十月四日及一九九八年五月十九日起，本公司就有關台灣一銀行批出一筆港幣11,922,000元(新台幣52,500,000元)及一筆港幣114,213,000元(新台幣500,000,000元)之銀行融資予聯意，而須按其投資於聯意之股權比例，分別由該兩日起提供兩個公司擔保予該銀行。於二〇〇三年三月二十日，聯意已獲台灣同一銀行批出一筆新台幣1,050,000,000元之新銀行融資以同時償還先前兩筆銀行融資。為了該筆新銀行融資得以順利簽發，本公司為此須與香港特別行政區一家銀行訂立下安排，按其投資於聯意之股權比例簽發一張金額達港幣167,892,000元(新台幣735,000,000元)之不可撤回備用信用證，有效期為自簽發日期起計一年。自備用信用證簽發後，本公司先前提供予台灣一銀行之所有公司擔保已獲撤銷。於年結日時，聯意已動用之銀行融資總額為港幣133,205,000元(新台幣583,146,000元)。

3) 本公司一全資附屬公司 — TVB (Overseas) Limited(「TVBO」)一直有借出兩筆須付息之貸款予本公司一非全資附屬公司 — The Chinese Channel (Holdings) Limited(「TCCH」)。該兩筆貸款須分別支付按倫敦銀行同業拆放利率加2%及按香港優惠利率加0.5%之年息。此外，TVBO亦須按其投資於TCCH之股權比例借出免付息貸款予TCCH作為營運資金。於二〇〇三年八月二十八日，TVBO把其名下持有之TCCH股份、須付息及免付息貸款全部轉讓予本公司一全資附屬公司 — TVB Investment Limited(「TVBIL」)持有。

於二〇〇三年十月二十三日，TVBIL分別與TCCH之兩個少數股東 — Pacific Media PLC(「PMP」)及Global First Investments Limited(「Global」)就買賣彼等於TCCH之股權訂立協議。根據與PMP及Global 各自訂立之協議，TVBIL同意向彼等分別支付港幣3,727,778元及港幣1,272,222元以收購彼等各自於TCCH之26.84%及9.16%股權。交易完成時，TVBIL於TCCH之股權由64%增加至100%，同時，TCCH亦成為TVBIL之全資附屬公司。

4) 由一九九八年八月一日起，年代已為聯意在台灣提供光纖網絡服務。於二〇〇三年三月二十一日，訂約方把該服務協議續期一年，由二〇〇三年一月一日起生效。據此，年代會以港幣295,100元(新台幣1,300,000元)之月費(包括5%銷售稅)為聯意提供一條容量為45百萬位元之光纖線、維修及管理十四處光纖結點機房及上傳衛星訊號控制室之費用。於二〇〇三年八月二十八日，訂約方訂立增補協議，據此：(i)協議年期將進一步延長六個月至二〇〇四年六月三十日；及(ii)由二〇〇三年八月一日起，聯意應付予年代之月費須將減至港幣173,655元(新台幣765,000元)(包括5%銷售稅)。聯意於二〇〇三年內付予年代之費用為港幣2,789,000元(新台幣12,310,000元)。

5) 由二〇〇〇年十月二十八日起，聯意已為年代在台灣提供衛星設備及技術服務及年代已為聯意在台灣提供中繼頻道衛星節目信號服務。於二〇〇三年一月三十日， 訂約方訂立新協議把上述服務續期一年，由二〇〇三年一月一日起生效。根據新協議：(i)由二〇〇三年二月一日起，年代應付聯意之月費(包括5%銷售稅)將減至港幣669,000元(新台幣3,000,000元)；(ii)聯意應付年代之月費(包括5%銷售稅)將減至港幣334,500元(新台幣1,500,000元)。此項安排已由二〇〇四年一月一日起按相同條款及條件再續期一年。聯意於二〇〇三年內收取年代之費用為港幣8,423,000元(新台幣37,172,000元)，而聯意於二〇〇三年內付予年代之費用則為港幣4,208,000元(新台幣18,571,000元)。

6) 於一九九九年四月十六日，電視廣播(國際)同意分租部分衛星轉發器容量予年代。此分租協議其後為二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇三年內收取年代之費用為港幣5,159,000元(美元663,000)。

7) 於二〇〇二年九月十六日，本公司一共同控制實體－星際傳播股份有限公司(「星際」)與年代訂立協議，據此，星際同意以港幣260,000元(新台幣1,150,000元)之月費(不包括銷售稅)，由二〇〇二年六月十五日起向年代提供多頻道電訊服務，為期一年。後來雙方同意把該協議提前已於二〇〇三年三月五日終止。星際於二〇〇三年內收取年代之費用為港幣563,000元(新台幣2,485,000元)。

8) 於二〇〇三年九月十九日，電視廣播(國際)與本公司兩家非全資附屬公司主要股東之關連人士－ASTRO Entertainment Networks Ltd.(「AENL」)訂立特許協議，據此，電視廣播(國際)會授予AENL若干節目的特許權，特許AENL可在印尼之免費電視台獨家播映，為期兩年，由二〇〇四年一月一或AENL可於二〇〇四年一月一日前取得在印尼免費電視台播放節目之日生效，以較早日期為準。訂約方將進行磋商及訂立載有協議條款之詳盡協議。因特許協議內之期限並非於二〇〇三年內開始，故電視廣播(國際)於二〇〇三年內並無累算收入。

購買、出售或贖回股份

本公司於年內並無贖回本公司任何普通股份。此外，本公司或其附屬公司於年內亦無購買或出售本公司任何普通股份。

主要供應商及客戶

本年度內，本集團從其五大供應商之購貨及向其五大客戶之銷售皆少於其總額之30%。

公司管理

除了獨立非執行董事因需按本公司章程細則輪值告退而未有指定之任期外，本公司於本年度已遵從香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄14之最佳應用守則。

審核委員會

為遵從聯交所上市規則附錄14所規定之最佳應用守則，本公司之審核委員會已於一九九九年一月一日成立，並採納由香港會計師公會發出之「成立審核委員會指引」所列明之職權範圍。

審核委員會就本集團審計範圍內的事項擔任董事局與本公司核數師之間的重要橋樑。審核委員會亦負責檢討內部管理及外部審核工作的效率及風險管理。審核委員會由三位獨立非執行董事組成，分別是利榮森先生，李達三博士及史習陶先生。在這個財政年度內已舉行過兩次會議。

核數師

本年度帳目已經由羅兵咸永道會計師事務所審核，該核數師任滿告退，但表示願意應聘連任。

承董事局命

邵逸夫
行政主席

香港，二〇〇四年三月十七日

五年財政回顧

	1999	2000	2001	2002	2003
營業額(港幣百萬元)	3,252	3,490	3,265	3,162	3,311
除稅前溢利(港幣百萬元)	571	889	663	684	485
稅項(港幣百萬元)	79	141	111	90	25
股東應佔溢利(港幣百萬元)	506	774	589	590	441
每股盈利(港幣元)	1.17*	1.77	1.35	1.35	1.01
無形資產(港幣百萬元)	–	–	–	–	63
固定資產(港幣百萬元)	701	992	1,654	2,166	2,365
共同控制實體(港幣百萬元)	111	107	105	81	23
聯營公司(港幣百萬元)	10	16	19	26	238
在證券之投資(港幣百萬元)	72	48	5	5	4
承資公司借款(港幣百萬元)	24	11	11	11	13
遞延稅項資產(港幣百萬元)	–	–	–	–	24
流動資產(港幣百萬元)	2,670	3,010	2,434	2,009	1,988
流動負債(港幣百萬元)	(884)	(1,077)	(1,002)	(905)	(1,112)
	2,704	3,107	3,226	3,393	3,606
股本(港幣百萬元)	22	22	22	22	22
儲備(港幣百萬元)	2,543	2,962	3,073	3,252	3,274
股東權益(港幣百萬元)	2,565	2,984	3,095	3,274	3,296
少數股東權益(港幣百萬元)	44	45	–	–	84
撥備(港幣百萬元)	–	–	–	–	62
長期負債及退休金責任(港幣百萬元)	95	78	78	63	68
遞延稅項負債(港幣百萬元)	–	–	53	56	96
	2,704	3,107	3,226	3,393	3,606

* *每股盈利乃按照已發行普通股之加權平均數計算。*

核數師報告書

致電視廣播有限公司(*於香港註冊成立之有限公司*)全體股東

本核數師已完成審核第106至第152頁之帳目，該等帳目乃按照香港普遍採納之會計原則編制。

董事及核數師各自之責任

香港公司條例規定董事須編制眞實兼公平之帳目。在編制該等眞實兼公平之帳目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等帳目作出具獨立意見，並按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與帳目所載數額及披露事項有關之憑證，亦包括評審董事於編制帳目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認爲必需之資料及解釋爲目標，以便獲得充分憑證，就該等帳目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等帳目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已爲下列意見提供合理之基礎。

意見

本核數師認爲，上述之帳目足以眞實兼公平地顯示貴公司與貴集團於二○○三年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥爲編制。

羅兵咸永道會計師事務所

香港執業會計師

香港，二○○四年三月十七日

綜合損益帳

截至二○○三年十二月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
營業額	2	3,311,162	3,161,862
銷售成本		(1,692,513)	(1,543,362)
毛利		1,618,649	1,618,500
其他收益	2	37,922	41,083
銷售及分銷成本		(442,818)	(435,518)
總務及行政開支		(574,207)	(489,409)
其他經營(開支)/收入		(106,382)	893
視作出售附屬公司權益之收益	3(b)	27,726	–
出售一附屬公司權益之收益		5,213	–
經營溢利	3	566,103	735,549
融資成本	7	(17,202)	(21,945)
應佔溢利減虧損			
共同控制實體		(47,080)	(28,103)
聯營公司		(16,734)	(1,250)
除稅前溢利		485,087	684,251
稅項	8	(25,378)	(90,064)
除稅後溢利		459,709	594,187
少數股東權益		(18,711)	(4,269)
股東應佔溢利	9	440,998	589,918
股息	10	350,400	416,100
每股盈利	11	港幣1.01元	港幣1.35元

綜合資產負債表

二〇〇三年十二月三十一日結算

	附註	2003 港幣千元	2002 港幣千元
無形資產	12	62,739	–
固定資產	13	2,365,231	2,166,651
共同控制實體	15	22,714	80,879
聯營公司	16	238,234	25,685
投資證券	17	3,658	4,698
承資公司借款	18	13,200	10,887
遞延稅項資產	29	23,551	–
流動資產			
節目及影片版權		605,459	658,734
盤存	19	15,242	21,322
貿易應收款及其他應收款、預付款及按金	20	991,809	965,342
可收回之稅項		13,512	–
抵押銀行存款	22	228	1,618
現金及銀行結存		361,783	362,150
		1,988,033	2,009,166
流動負債			
貿易應付款及其他應付款及應計費用	21 & 25(a)	511,527	575,808
撥備	23	33,073	–
短期貸款	24	549,368	232,786
銀行透支	22	6,532	45,970
長期負債之一年內應償還額	28	5,276	21,499
應付稅項		5,805	28,410
		1,111,581	904,473
流動資產淨額		876,452	1,104,693
		3,605,779	3,393,493
資金來源：			
股本	26	21,900	21,900
儲備	27	3,273,647	3,252,332
股東權益		3,295,547	3,274,232
少數股東權益		83,785	424
撥備	23	62,052	–
長期負債	28	57,265	55,589
退休金責任	25(b)	11,372	7,642
遞延稅項負債	29	95,758	55,606
		3,605,779	3,393,493

費道宜
董事

邵逸夫
董事

資產負債表

二〇〇三年十二月三十一日結算

	附註	2003 港幣千元	2002 港幣千元
固定資產	13	2,036,723	1,678,350
附屬公司	14	336,022	498,452
聯營公司	16	120,883	–
流動資產			
節目及影片版權		526,160	574,316
盤存	19	3,433	4,383
貿易應收款及其他應收款、預付款及按金	20	628,185	573,238
可收回之稅項		13,512	–
現金及銀行結存		149,158	206,004
		1,320,448	1,357,941
流動負債			
貿易應付款及其他應付款及應計費用	21	253,777	252,708
撥備	23	21,175	–
短期銀行貸款，無抵押	24	450,000	30,000
應付稅項		–	25,518
		724,952	308,226
流動資產淨額		595,496	1,049,715
		3,089,124	3,226,517
資金來源：			
股本	26	21,900	21,900
儲備	27	2,962,177	3,141,103
股東權益		2,984,077	3,163,003
撥備	23	10,682	–
遞延稅項負債	29	94,365	63,514
		3,089,124	3,226,517

費道宜
董事

邵逸夫
董事

綜合權益變動表

截至二〇〇三年十二月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
於一月一日之總權益		3,274,232	3,094,625
換算海外附屬公司、共同控制實體及聯營公司財務報表之匯兌差額	27	(3,583)	5,789
未於損益帳確認之(虧損)/收益淨額		(3,583)	5,789
本年度溢利	27	440,998	589,918
股息	27	(416,100)	(416,100)
於十二月三十一日之總權益		3,295,547	3,274,232

綜合現金流量表

截至二〇〇三年十二月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
經營活動			
經營產生之現金流入淨額	34(a)	859,610	783,695
支付利息		(16,443)	(27,036)
支付香港利得稅		(43,490)	(78,716)
支付海外稅項		(1,849)	(9,801)
經營活動之現金流入淨額		797,828	668,142
投資活動			
購置固定資產		(549,264)	(663,443)
贖回在證券之投資		–	50,789
(增加)/提取超過三個月到期之銀行存款		(4,774)	1,212
減少/(增加)貸款予一共同控制實體		41	(94)
增加應收一聯營公司帳款		(11,634)	–
收購附屬公司，扣除購入之現金	34(c)	(2,156)	–
出售一附屬公司，扣除售出之現金	34(d)	(5,497)	–
一共同控制實體投資金額之退還		12,548	–
在一聯營公司之投資		(138,100)	(6,785)
出售固定資產		9,403	4,636
收取利息		3,515	7,169
投資活動之現金流出淨額		(685,918)	(606,516)
理財前之現金流入淨額		111,910	61,626
理財活動	34(b)		
少數股東投入之資本		38,685	–
長期銀行貸款		60,049	2,205
短期貸款		499,115	59,968
償還長期銀行貸款、其他貸款及融資租賃承擔		(75,830)	(22,747)
償還短期貸款		(59,968)	(91,592)
償還一少數股東之貸款		–	(1,156)
解除抵押銀行存款		1,390	5,516
派發股息		(416,100)	(416,100)
理財活動之現金流入/(流出)淨額		47,341	(463,906)
增加/(減少)現金及現金等價物		159,251	(402,280)
一月一日之現金及現金等價物		143,362	549,916
外幣匯率變動之影響		(2,389)	(4,274)
十二月三十一日之現金及現金等價物		300,224	143,362

	附註	2003 港幣千元	2002 港幣千元
現金及現金等價物結餘之分析			
現金及銀行結存		357,009	362,150
銀行透支		(6,532)	(45,970)
須於三個月內償還之短期貸款		(50,253)	(172,818)
		300,224	143,362

1 主要會計政策

編制此等帳目所採用之主要會計政策如下：

(a) 編制基準

本帳目乃按照香港普遍採納之會計原則及香港會計師公會頒布之準則編制。帳目並依據歷史成本常規法編制。

於本年度，本集團採納由香港會計師公會頒布之會計實務準則第12號「所得稅」，此會計實務準則於二〇〇三年一月一日或以後開始之會計期間生效。

(b) 集團會計

(i) 綜合帳目

綜合帳目包括本公司及各附屬公司截至十二月三十一日止之帳目。附屬公司指本公司直接或間接控制董事會之組成、超過半數投票權或持有過半數發行股本之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益帳內。

所有本集團內公司間之重大交易及結餘已於綜合帳目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與本集團應佔該公司資產淨值之差額，連同之前並未在綜合損益帳內支銷或入帳之任何未攤銷商譽或負商譽，或已在儲備記帳之商譽/負商譽，以及任何相關之累積外幣匯兌儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入帳。本公司將附屬公司之業績按已收及應收股息入帳。

(ii) 共同控制實體

共同控制實體指本集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益帳包括本集團應佔共同控制實體本年度業績，而綜合資產負債表則包括本集團應佔共同控制實體之資產淨值及收購產生之商譽 / 負商譽(扣除累計攤銷)。

(iii) 聯營公司

聯營公司為附屬公司或共同控制實體以外，本集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益帳包括本集團應佔聯營公司之本年度業績，而綜合資產負債表則包括本集團應佔聯營公司之資產淨值及收購產生之商譽 / 負商譽(扣除累計攤銷)。

當在聯營公司之投資帳面值到達零，便不再採用權益會計法，除非本集團就該聯營公司已產生承擔或有擔保之承擔。

1 主要會計政策（續）

(iv) 外幣換算

以外幣爲本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌差異均計入損益帳。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益帳則按平均匯率折算。兌換附屬公司、共同控制實體及聯營公司的淨投資及屬資本性質的集團內公司往來結存所產生之匯兌差異則作儲備變動入帳。

(c) 商譽

商譽指收購成本超出於收購日本集團應佔所收購附屬公司、共同控制實體及聯營公司淨資產公平值之數額。

於二〇〇一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。所有收購商譽，以5-10年之期間攤銷。

於二〇〇一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有耗蝕，所產生之任何減值均記入損益帳。

(d) 固定資產

(i) 在建工程

在建工程按成本(包括發展、工程費用、利息及其他與工程有關之直接開支減董事局認爲有需要之累積減值虧損後)列帳。在建工程不作折舊準備。於完成後，其有關之成本已轉撥至土地及樓宇及傢具、裝置及器材。

(ii) 其他固定資產

其他固定資產(即樓宇、租賃房屋裝修、廣播及轉播器材、傢具及裝置及車輛)以成本值減累積折舊及累積減值虧損後列帳。

永久業權土地不作折舊，其他固定資產則以直線法於其估計可用年限內將其成本值減累積減值虧損撇銷。主要之折舊年率如下：

樓宇	2.5% - 5%
租賃房屋裝修	以剩餘租期計算
廣播及轉播器材	7% - 20%
傢具、裝置及器材	5% - 33.3%
車輛	10% - 25%

裝修改良支出均資本化，並按其對本集團之預計可用年期折舊。

(iii) 減值與出售盈虧

在每年結算日，均須研究內外資訊以評估固定資產項內之資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入帳以將資產減至其可收回價值。此等減值虧損在損益帳入帳。

出售固定資產之收益或虧損指出售所得收入淨額與資產帳面值之差額，並於損益帳入帳。

1 主要會計政策（續）

(iv) 融資租賃之資產

「融資租賃」是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值(以較低者為準)撥充資本。每期租金均分攤為資本及財務費用，以達到資本結欠額之常數比率。相應租賃承擔在扣除財務費用後計入長期負債內。財務費用於租約期內在損益帳中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期(以較短者為準)計算折舊。

(e) 投資證券

投資證券按成本值減任何減值虧損準備列帳。

個別投資之帳面值在每個結算日均作檢討，以評估其公平值是否已下跌至低於其帳面值。假如下跌並非短期性，則有關證券之帳面值須削減至其公平值。減值虧損在損益帳中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益帳。

(f) 節目及影片版權

節目按成本減開支及董事局認為需要之準備後列帳。成本包括直接開支及應佔部份之製作費用。節目成本會按本地免費電視市場及海外節目發行及分銷作出分配。在前者情況出現時，成本會於首次播映時支銷，而在後者情況出現時，成本會於首次分銷予分銷商時支銷。而衛星頻道的節目則根據董事局認為合理之一條公式，按其播放次數(最多播放三次)支銷其成本。

影片版權按成本減開支及董事局認為需要之準備後列帳。影片版權則根據一條公式按其協議可播映之次數支銷其成本。

(g) 盤存

盤存包括解碼器材、錄影帶、影像光碟及消耗性供應品，按成本或可變現淨值二者以較低者入帳。影像光碟之成本以加權平均法計算而其他盤存之成本以先進先出法計算。可變現淨值乃按預計售價扣除估計銷售費用計算。

(h) 貿易應收款

凡被視為屬呆帳之貿易應收款，均提撥準備。在資產負債表內列帳之貿易應收款已扣除有關之準備金。

(i) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列帳。在現金流量表中，現金及現金等價物包括手頭現金、銀行通知存款及於購入後三個月內到期之現金投資及銀行透支及須於三個月內償還之短期貸款。

(j) 逆況合約之撥備

當預期從某合約所產生之利益低於履行合約承擔所引致之不可避免成本時，本集團會就這逆況合約確立撥備。

(k) 僱員福利

(i) 僱員應享假期

僱員享有年假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假之估計負債作出撥備。

僱員之病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

1 主要會計政策（續）

(ii) 退休金責任

本集團在世界多個地點營運多項界定福利及界定供款退休計劃，計劃之資產一般由獨立管理之基金持有。

所有香港之長期職員、臨時職員、以個人名義簽約的全職藝員(不包括歌星及以部頭簽約的藝員)，而其服務期限滿六十日或以上者(統稱「合資格人士」)都合資格加入強積金計劃。本集團為於二〇〇三年六月一日前入職之長期職員作出之強積金計劃供款包括強制性及自願性供款兩部份。強制性供款是以個別職員「有關入息」之 5% 計算，但設上限每月為港幣 1,000 元，而自願性供款則以個別職員基本月薪之 10% 減去強制性供款計算。本集團為於二〇〇三年六月一日後入職之長期職員、全職藝員及臨時職員的供款以個別職／藝員「有關入息」之 5% 計算，但設上限每月為港幣 1,000 元。「有關入息」包括薪金、工資、有薪假期、費用、佣金、花紅、酬金及津貼(不包括房屋津貼/福利、任何補償金及長期服務金)。合資格人士在全數享有強積金計劃供款前離職，僱主自願性供款會根據歸屬比例退還予本集團。

除台灣外，為部份海外員工而設之退休計劃皆為界定供款計劃，其供款率則視當地慣例及規例而定。而台灣員工則為界定福利退休計劃之成員。退休成本採用預計單位貸記法評估：根據精算師就計劃每年進行的全面估值的建議，提供退休金的成本在損益帳扣除，令定期成本分攤至僱員服務年期，而員工則毋須供款。退休金責任為估計未來現金流出量之現值，利用高質公司債券及證券平均市場收益率計算。精算盈虧按僱員平均尚餘服務年期確認。

所有計劃之成本均於供款相關期內在損益帳支銷。

(l) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在帳目之帳面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日前已頒布或實質頒布之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算之盈利與帳目所示之盈利二者間之時差，根據預期於可預見將來支付或可收回之負債及資產而按現行稅率計算。採納新訂之會計實務準則第12號構成會計政策之變動，惟往年度之所得稅並未因而重列，因這變動對本年度及往年度之業績並無重大影響。

(m) 或然負債

或然負債指因為過往事件而可能引起之承擔，而其存在只能就本集團控制範圍以外之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為過往事件引致之現有承擔，但由於可能不需要有經濟資源流出，或承擔金額未能可靠衡量而未有記帳。

或然負債不會確認，但會在帳目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，此等負債將被確立為撥備。

1　主要會計政策（續）

(n) 收入之記帳

扣除佣金後之廣告收益會於廣告播出後入帳。

銷售節目版權之收益根據合約條款決定以合約時限平均攤分或在交付有關節目時入帳。

經營衛星及收費電視網絡的訂戶收費以合約時限用直線法攤分以配合交付服務所定之時間。收取訂戶預繳收費會計入資產負債表內之貿易應付款及其他應付款及應計費用中之預收訂戶收費。

租賃錄影帶及銷售雜誌之收益在交付貨品時入帳。銷售動畫製作之收益根據動畫節目之完成階段累積入帳。衛星訊號上傳、放送及其他服務之收益在提供服務時入帳。

股息收入在收取股息之權利確定時入帳。

利息收入在考慮未償還本金額及適用利率後按時間比例確認。

(o) 經營租賃

「經營租賃」是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃付出之款項在扣除出租公司付予之任何獎勵金後，於租賃期內以直線法在損益帳中支銷。

(p) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部份成本。所有其他借貸成本均於發生之年度內在損益帳支銷。

(q) 分部報告

按照本集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分布資料則以次要報告形式呈列。

分部資產主要包括無形資產、固定資產、盤存、應收款項及經營現金，不包括之項目主要為投資證券。分部負債指經營負債，而不包括例如稅項及借款。資本開支包括固定資產(附註13)的添置。

至於地區分部報告，銷售額乃按照客戶所在國家計算。總資產及資本開支按資產所在地計算。

2　營業額、收益及分部資料

本集團之主要業務為免費電視廣播及節目製作、節目發行及分銷、海外衛星收費電視業務、頻道業務及其他相關業務。

營業額包括扣除佣金後之廣告淨收入、版權收益、訂戶收費、與及來自衛星訊號上傳及放送服務、錄影帶租賃、銷售動畫產品及雜誌之收益。

其他收益包括利息收入、廣告製作收入、商品推銷收入、經理人收費、服務收費及設施租賃收費。

2 營業額、收益及分部資料（續）

於本年度入帳的各項主要收益如下：

	2003 港幣千元	2002 港幣千元
營業額		
扣除佣金後之廣告淨收入	2,268,055	2,192,488
版權收益	550,582	476,884
訂戶收費	353,629	382,868
其他	152,624	124,121
	3,324,890	3,176,361
減：預扣稅項	(13,728)	(14,499)
	3,311,162	3,161,862
其他收益		
利息收入	3,491	7,786
其他	34,431	33,297
	37,922	41,083
總收益	3,349,084	3,202,945

主要報告形式 — 業務分部資料

本集團於世界各地經營五項主要業務分部：

免費電視廣播 — 免費播放電視節目及招收廣告及節目製作
節目發行及分銷 — 提供電視節目予家庭錄影帶市場及海外電視業者
海外衛星收費電視業務 — 提供衛星收費電視服務予美國、歐洲及澳洲之訂戶
頻道業務 — 於中國內地、台灣及其他地方編制及分銷電視頻道
其他業務 — 動畫製作、商品分銷服務、互聯網入門網、雜誌出版、衛星訊號上傳及放送服務及其他有關服務

本集團分部之間交易主要包括節目及影片版權發行及提供服務。節目及影片版權發行之條款與第三方訂立之條款相似。提供服務之收費是以成本加成法計算或與第三方訂立之條款相似。

次要報告形式 — 地區分部資料

雖然本集團五項業務分部在世界各地經營，但銷售額來自八個主要地區：

香港 — 免費電視廣播及節目製作、互聯網入門網及雜誌出版
台灣 — 有線電視頻道服務
美國及加拿大 — 電視節目發行及分銷及衛星收費電視業務
澳洲 — 電視節目發行及分銷及衛星收費電視業務
歐洲 — 電視節目發行及分銷及衛星收費電視業務
中國內地 — 電視節目發行及分銷及衛星電視頻道服務
馬來西亞及新加坡 — 電視節目發行及分銷
其他國家 — 主要為電視節目發行及分銷

地區分部之間並無任何銷售。

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2003	2003	2003	2003	2003	2003	2003
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	1,723,846	554,554	231,177	694,282	107,303	-	3,311,162
分部間之銷售	1,461	98,643	71	15,489	10,405	(126,069)	-
	1,725,307	653,197	231,248	709,771	117,708	(126,069)	3,311,162
分部業績(附註)	175,069	362,544	(97,163)	83,258	6,278	3,178	533,164
視作出售附屬公司權益之收益							27,726
出售一附屬公司權益之收益							5,213
融資成本							(17,202)
應佔溢利減虧損							
共同控制實體	-	-	-	(47,080)	-		(47,080)
聯營公司	-	-	-	(16,734)	-		(16,734)
除稅前溢利							485,087
稅項							(25,378)
除稅後溢利							459,709
少數股東權益							(18,711)
股東應佔溢利							440,998
分部資產	3,343,659	215,535	162,231	537,168	122,439		4,381,032
共同控制實體	-	-	-	3,737	18,977		22,714
聯營公司	120,883	-	-	117,351	-		238,234
投資證券	-	3	-	2,117	1,538		3,658
承資公司借款	-	13,200	-	-	-		13,200
未分配資產							58,522
總資產							4,717,360
分部負債	285,635	86,473	111,406	123,171	17,871		624,556
未分配負債							713,472
總負債							1,338,028
資本開支	509,634	13,983	11,022	14,545	2,151		551,335
折舊及攤銷	149,440	5,718	16,386	57,065	8,837		237,446
固定資產之減值	-	-	15,978	-	-		15,978
其他非現金開支	31,857	9,405	54,015	-	-		95,277

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	-	-	148,527	-	24,528		173,055
經營溢利/(虧損)	-	-	(87,673)	-	9,232		(78,441)

2 營業額、收益及分部資料（續）

主要報告形式 — 業務分部資料（續）

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
	2002	2002	2002	2002	2002	2002	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額(附註)							
對外之銷售	1,783,203	484,119	189,360	583,976	121,204	–	3,161,862
分部間之銷售	–	127,210	5,391	15,445	50,294	(198,340)	–
	1,783,203	611,329	194,751	599,421	171,498	(198,340)	3,161,862
分部業績(附註)	489,252	327,886	(60,943)	(26,601)	5,112	843	735,549
融資成本							(21,945)
應佔溢利減虧損							
共同控制實體	–	–	–	(23,089)	(5,014)		(28,103)
聯營公司	–	–	–	(1,250)	–		(1,250)
除稅前溢利							684,251
稅項							(90,064)
除稅後溢利							594,187
少數股東權益							(4,269)
股東應佔溢利							589,918
分部資產	3,036,291	252,140	109,028	573,100	195,001		4,165,560
共同控制實體	–	–	–	61,861	19,018		80,879
聯營公司	–	–	–	25,685	–		25,685
投資證券	–	3	–	3,157	1,538		4,698
承資公司借款	–	10,887	–	–	–		10,887
未分配資產							10,257
總資產							4,297,966
分部負債	252,708	92,494	87,068	160,125	37,025		629,420
未分配負債							393,890
總負債							1,023,310
資本開支	608,020	10,336	12,615	20,258	16,365		667,594
折舊	62,802	6,115	16,869	54,929	26,396		167,111

附註：上述業務分部包括部份正值起動階段之業務(即開始商業營運不多於五年)而其各自之營業額及業績分析如下：

	免費電視廣播	節目發行及分銷	海外衛星收費電視業務	頻道業務	其他業務	抵銷	集團總額
營業額	–	–	118,084	49,424	25,825		193,333
經營虧損	–	–	(54,771)	(61,767)	(6,921)		(123,459)

2 營業額、收益及分部資料（續）

次要報告形式 — 地區分部資料

	營業額	分部業績	總資產	資本開支
	2003	2003	2003	2003
	港幣千元	港幣千元	港幣千元	港幣千元
香港	1,819,702	184,045	3,489,441	523,471
台灣	671,171	145,446	495,230	14,413
美國及加拿大	217,557	9,703	130,682	7,043
澳洲	53,318	(32,410)	17,206	1,670
歐洲	90,149	6,305	104,989	4,295
中國內地	104,237	50,841	28,530	124
馬來西亞及新加坡	326,310	161,275	87,172	-
其他國家	28,718	7,959	27,782	319
	3,311,162	533,164	4,381,032	551,335
視作出售附屬公司權益之收益		27,726		
出售一附屬公司權益之收益		5,213		
經營溢利		566,103		
共同控制實體			22,714	
聯營公司			238,234	
投資證券			3,658	
承資公司借款			13,200	
未分配資產			58,522	
總資產			4,717,360	

	營業額	分部業績	總資產	資本開支
	2002	2002	2002	2002
	港幣千元	港幣千元	港幣千元	港幣千元
香港	1,878,652	487,384	3,240,485	630,255
台灣	570,445	62,812	529,068	19,764
美國及加拿大	193,678	48,131	122,477	2,909
澳洲	48,320	(37,608)	26,228	2,766
歐洲	81,744	7,792	43,239	9,074
中國內地	86,140	22,548	46,282	608
馬來西亞及新加坡	267,055	126,199	106,526	-
其他國家	35,828	18,291	51,255	2,218
	3,161,862	735,549	4,165,560	667,594
共同控制實體			80,879	
聯營公司			25,685	
投資證券			4,698	
承資公司借款			10,887	
未分配資產			10,257	
總資產			4,297,966	

3 經營溢利

(a) 經營溢利已計入及扣除下列項目：

	2003 港幣千元	2002 港幣千元
計入		
出售固定資產收益	1,613	148
匯兌收益淨額	8,467	893
扣除		
核數師酬金	3,309	2,724
付予主要核數師之非核數服務費(主要為稅項服務)	907	774
節目、影片版權及盤存成本	1,151,008	1,031,083
折舊－自置固定資產	235,107	166,842
折舊－租賃固定資產	212	269
固定資產之減值(附註13(a))	15,978	–
逆況合約之撥備(附註23)	95,277	–
商譽之攤銷(附註12)	2,127	–
經營租賃：		
－器材及轉發器	92,884	113,051
－土地及樓宇	108,337	113,996
員工成本，不包括董事酬金(附註4)	1,156,371	1,131,437

(b) 於二○○一年十一月三十日，MEASAT Broadcast Network System (BVI) Ltd.(「MBNS(BVI)」)及Home Net N.V.(「HomeNet」)各自獲發電視廣播互聯網有限公司(「電視廣播互聯網」)所發行4,500,000股未繳股款的股份，每股作價港幣8.60元，分四期平均繳付股款。該等股份在繳付股款前不會擁有任何投票權及收取股息的權利。其中兩期已於二○○三年二月底之前收取，因此分別增加了MBNS(BVI)及HomeNet於電視廣播互聯網的權益至18.42%及7.9%。此項交易已被視為出售本集團於電視廣播互聯網的權益入帳，當中產生溢利港幣27,726,000元。電視廣播互聯網於二○○一年十二月十二日易名為電視廣播出版(控股)有限公司。

4 員工成本

	2003 港幣千元	2002 港幣千元
薪酬工資	1,065,681	1,050,853
未用年假	8,329	772
退休成本 — 界定供款計劃	76,479	76,382
退休成本 — 界定福利計劃	5,882	3,430
	1,156,371	1,131,437

5 董事酬金

	2003 港幣千元	2002 港幣千元
董事袍金	1,298	1,205
薪金及津貼	6,338	2,400
酌情發放之花紅	2,050	1,400
退休金供款	498	240
	10,184	5,245

董事酬金內已包括支付予獨立非執行董事之酬金爲港幣203,000元(2002：港幣115,000元)。

支付董事之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之董事人數 2003	2002
港幣 0元－港幣1,000,000元	8	7
港幣1,000,001元－港幣1,500,000元	1	–
港幣3,500,001元－港幣4,000,000元	2	–
港幣4,000,001元－港幣4,500,000元	–	1
	11	8

年內一名董事，羅仲炳先生放棄公司給予之董事及行政委員會成員酬金爲數達港幣85,000元(2002：港幣85,000元)。

6 五位最高薪酬人士

本年度本集團內五名最高薪酬人士包括二位(2002：一位)董事之酬金已如附註五分析。其餘三位(2002：四位)最高薪酬人士之酬金詳情如下：

	2003 港幣千元	2002 港幣千元
薪金及津貼	8,575	13,089
花紅	1,192	2,149
退休金供款	571	1,006
	10,338	16,244

支付此等人士之酬金總額詳情分析如下：

酬金組別	按酬金組別計算之人士人數 2003	2002
港幣2,500,001元－港幣3,000,000元	1	1
港幣3,500,001元－港幣4,000,000元	2	1
港幣4,000,001元－港幣4,500,000元	–	1
港幣5,500,001元－港幣6,000,000元	–	1
	3	4

7 融資成本

	2003 港幣千元	2002 港幣千元
銀行透支、銀行貸款及其他貸款之利息		
－須於五年內全部償還	14,375	18,710
－毋須於五年內全部償還	2,762	3,180
融資租賃之利息	65	55
已支付地價之利息	2,071	4,151
借貸成本總額	19,273	26,096
減：土地及樓宇資本化之數額	(2,071)	(4,151)
	17,202	21,945

土地及樓宇資本化之借貸成本之資本化比率為每年6.75%(2002：每年6.75%)。

8 稅項

香港利得稅乃按照本年度估計應課稅溢利依稅率17.5%(2002：16%)提撥準備。二○○三年，政府將二○○三/○四年財政年度的利得稅稅率由16%提高至17.5%。海外溢利之稅款，則按照本年度估計應課稅溢利依本集團經營業務地區之現行稅率計算。

在綜合損益帳支銷之稅項如下：

	2003 港幣千元	2002 港幣千元
當期稅項：		
－香港利得稅	7,673	80,841
－海外稅項	6,011	4,434
－往年度準備(剩餘)/不足	(4,674)	1,563
遞延稅項暫時差異的產生及轉回	10,950	3,226
稅率提高產生之遞延稅項	5,418	-
	25,378	90,064

本集團有關除稅前溢利之稅項與假若採用本公司經營地區之稅率而計算之理論稅額之差額如下：

	2003 港幣千元	2002 港幣千元
除稅前溢利	485,087	684,251
按稅率 17.5%(2002：16%)計算之稅項	84,890	109,480
其他國家不同稅率之影響	(55,633)	(44,801)
無須課稅之收入	(7,003)	(706)
不可扣稅之支出	20,878	1,591
未有確認之稅損	17,557	24,579
使用早前未有確認之稅損	(27,456)	(512)
稅收抵免之津貼	(2,326)	-
其他	(6,273)	(1,130)
往年度準備(剩餘)/不足	(4,674)	1,563
稅率提高產生之期初遞延稅項負債淨額之增加	5,418	-
	25,378	90,064

9 股東應佔溢利

為數港幣237,174,000元(2002:港幣466,856,000元)之股東應佔溢利經列入公司帳目內計算。

10 股息

	2003	2002
	港幣千元	港幣千元
已派中期股息每普通股港幣0.20元(2002:港幣0.20元)	87,600	87,600
擬派末期股息每普通股港幣0.60元(2002:港幣0.75元)	262,800	328,500
	350,400	416,100

於二〇〇四年三月十七日舉行之會議上,董事宣派末期股息每普通股港幣0.60元。此項擬派股息並無於本帳目中列作應付股息,惟將於截至二〇〇四年十二月三十一日止年度列作保留盈餘分派。

11 每股盈利

每股盈利乃按集團之股東應佔溢利港幣440,998,000元(2002:港幣589,918,000元)及截至二〇〇三年及二〇〇二年十二月三十一日止年度已發行股份為438,000,000股計算。

12 無形資產

	商譽
	港幣千元
截至二〇〇三年十二月三十一日止年度	
期初帳面淨值	–
收購附屬公司	64,866
攤銷支出	(2,127)
期末帳面淨值	**62,739**
於二〇〇三年十二月三十一日	
成本	64,866
累計攤銷	(2,127)
帳面淨值	**62,739**
於二〇〇二年十二月三十一日	
帳面淨值	–

13 固定資產

(a) 本集團

	在建工程	土地及樓宇	租賃房屋裝修	廣播及轉播器材	傢具、裝置及器材	車輛	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本							
二〇〇三年一月一日	1,321,541	146,256	228,375	1,535,153	324,786	38,556	3,594,667
匯兌差異	–	1,937	1,425	8,189	3,350	328	15,229
添置	138,319	505	3,198	300,142	104,829	4,342	551,335
收購附屬公司	–	–	885	–	5,688	–	6,573
轉帳	(1,459,860)	1,122,169	–	3,800	333,891	–	–
出售一附屬公司	–	(22,026)	(361)	(141,669)	(2,490)	–	(166,546)
出售	–	(3,182)	(136,825)	(229,917)	(166,714)	(5,453)	(542,091)
二〇〇三年十二月三十一日	**–**	**1,245,659**	**96,697**	**1,475,698**	**603,340**	**37,773**	**3,459,167**
累積折舊及減值							
二〇〇三年一月一日	–	11,200	188,500	938,025	259,928	30,363	1,428,016
匯兌差異	–	103	962	5,133	1,661	265	8,124
本年度折舊	–	32,417	14,409	134,435	49,524	4,534	235,319
減值支出	–	–	–	15,927	51	–	15,978
收購附屬公司	–	–	842	–	4,488	–	5,330
轉帳	–	–	–	2,312	(2,312)	–	–
出售一附屬公司	–	(3,440)	(322)	(59,827)	(941)	–	(64,530)
出售撥回	–	(460)	(136,747)	(229,000)	(162,908)	(5,186)	(534,301)
二〇〇三年十二月三十一日	**–**	**39,820**	**67,644**	**807,005**	**149,491**	**29,976**	**1,093,936**
帳面淨值							
二〇〇三年十二月三十一日	**–**	**1,205,839**	**29,053**	**668,693**	**453,849**	**7,797**	**2,365,231**
二〇〇二年十二月三十一日	1,321,541	135,056	39,875	597,128	64,858	8,193	2,166,651

附註：

(i) 於二〇〇三年十二月三十一日，傢具、裝置及器材租賃資產之帳面淨值爲港幣4,000元(2002：港幣107,000元)及車輛租賃資產之帳面淨值爲港幣24,000元(2002：港幣112,000元)。

(ii) 於二〇〇三年十二月三十一日，帳面淨值爲港幣107,292,000元(2002：港幣106,597,000元)之固定資產，已爲本集團之短期貸款及長期負債作抵押。

(iii) 在建工程之費用包括已支付在香港註冊、位於將軍澳第39地段的地價及樓宇發展開支。土地租約期爲四十八年至二〇四七年六月二十七日期滿。於二〇〇三年，此項目已經完成，而其有關之成本已轉至土地及樓宇及傢具、裝置及器材。

(iv) 於二〇〇三年十二月三十一日，土地及樓宇及其他固定資產之資本化利息分別爲港幣19,859,000元(2002：港幣17,788,000元)及港幣5,157,000元(2002：港幣5,157,000元)。

(v) 於年結時，爲數達港幣44,779,000元(2002：港幣198,697,000元)之廣播及轉播器材及爲數達港幣18,802,000元(2002：無)之傢具、裝置及器材因未開始使用而沒有作出折舊準備。

13 固定資產（續）

(a) 本集團（續）

(vi) 本集團在土地及樓宇之權益(按其帳面淨值)分析如下：

	2003 港幣千元	2002 港幣千元
在海外，永久業權	114,732	116,317
在香港，十至五十年租約	1,091,107	18,739
	1,205,839	135,056

(b) 本公司

	在建工程 港幣千元	在香港，十至五十年租約之土地及樓宇 港幣千元	租賃房屋裝修 港幣千元	廣播及轉播器材 港幣千元	傢具、裝置及器材 港幣千元	車輛 港幣千元	總數 港幣千元
成本							
二〇〇三年一月一日	1,321,541	–	147,180	972,916	214,991	26,742	2,683,370
添置	138,319	–	–	277,172	89,800	4,343	509,634
轉自附屬公司	–	–	–	–	210	–	210
轉入附屬公司	–	–	–	(12,174)	(1,975)	–	(14,149)
轉帳	(1,459,860)	1,122,169	–	–	337,691	–	–
出售	–	–	(132,994)	(195,159)	(145,921)	(4,320)	(478,394)
二〇〇三年十二月三十一日	–	1,122,169	14,186	1,042,755	494,796	26,765	2,700,671
累積折舊							
二〇〇三年一月一日	–	–	144,759	645,100	193,160	22,001	1,005,020
本年度折舊	–	31,062	2,421	80,080	33,144	2,733	149,440
轉自附屬公司	–	–	–	–	131	–	131
轉入附屬公司	–	–	–	(12,129)	(1,975)	–	(14,104)
出售撥回	–	–	(132,994)	(194,369)	(144,856)	(4,320)	(476,539)
二〇〇三年十二月三十一日	–	31,062	14,186	518,682	79,604	20,414	663,948
帳面淨值							
二〇〇三年十二月三十一日	–	1,091,107	–	524,073	415,192	6,351	2,036,723
二〇〇二年十二月三十一日	1,321,541	–	2,421	327,816	21,831	4,741	1,678,350

附註：

(i) 在建工程之費用包括已支付在香港註冊、位於將軍澳第39地段的地價及樓宇發展開支。土地租約期爲四十八年至二〇四七年六月二十七日期滿。於二〇〇三年，此項目已經完成，而其有關之成本已轉至土地及樓宇及傢具、裝置及器材。

(ii) 於二〇〇三年十二月三十一日，土地及樓宇之資本化利息爲港幣19,859,000元(2002：港幣17,788,000元)。

(iii) 於年結時，爲數達港幣44,779,000元(2002：港幣198,697,000元)之廣播及轉播器材及爲數達港幣18,802,000元(2002：無)之傢具、裝置及器材因未開始使用而沒有作出折舊準備。

14 附屬公司

	本公司	
	2003	2002
	港幣千元	港幣千元
非上市股份，按成本值	693	693
應收附屬公司帳款(附註)	619,798	554,304
應付附屬公司帳款(附註)	(284,469)	(56,545)
	336,022	498,452

附註：應收或應付附屬公司之帳款為無抵押、免息及無限定還款期。

附屬公司詳情列於附註37。

15 共同控制實體

	本集團	
	2003	2002
	港幣千元	港幣千元
應佔資產淨值	3,737	61,861
貸款予一共同控制實體(附註(a))	18,977	19,018
	22,714	80,879
非上市股份，按成本值	74,007	160,565

附註：

(a) 共同控制實體之貸款為無抵押、免息及無限定還款期。

(b) 共同控制實體詳情如下：

名稱	註冊地點	主要業務及經營地點	佔擁有權
星際傳播股份有限公司	台灣	衛星數碼電視廣播服務／台灣	40%
上海新视线互动多媒体有限公司	中華人民共和國	互聯網入門網／中國內地	50%

16 聯營公司

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
應佔資產淨值	500,001	25,685	–	–
貸款予一聯營公司(附註(a))	115,564	–	115,564	–
應收一聯營公司帳款(附註(b))	5,319	–	5,319	–
應付一聯營公司帳款(附註(c))	(382,650)	–	–	–
	238,234	25,685	120,883	–
非上市股份，按成本値	521,975	39,419	–	–

附註：

(a) 貸款予一聯營公司是附8%年息複利及有承付票作抵押。

(b) 應收一聯營公司之帳款爲無抵押、免息及無限定還款期。

(c) 此帳款是應付予一聯營公司之投資金額，此款項爲無抵押及免息。根據與Intelsat Hong Kong Limited簽訂之認購及股東協議(「協議」)，此款項需於協議簽訂日後在四年內支付。

聯營公司詳情如下：

名稱	註冊地點	主要業務及經營地點	持有之已發行股份詳情	佔擁有權
TVB3 Network Company Limited	泰國	電視製作及提供節目服務／泰國	普通股每股泰幣10銖	40%
Galaxy Satellite TV Holdings Limited	香港	投資控股／香港	普通股每股港幣一元	49%
銀河衛星廣播有限公司	香港	本地收費電視服務／香港	普通股每股港幣一元	#49%

本集團非直接持有之聯營公司

17 投資證券

	本集團	
	2003	2002
	港幣千元	港幣千元
股本證券，按成本値		
非上市	21,354	20,140
減：減值虧損準備	(17,696)	(15,442)
	3,658	4,698

18 承資公司借款

	本集團	
	2003	2002
	港幣千元	港幣千元
承資公司借款	51,084	48,940
減：準備	(37,884)	(38,053)
	13,200	10,887

承資公司之借款，除港幣7,654,000元(2002：港幣6,313,000元)之借款是附息並按加拿大最優惠利率加2%外，其他借款是無抵押、免息及無限定還款期。董事已就被視為未能收回之款項作出撥備。

19 盤存

於二〇〇三年十二月三十一日及二〇〇二年十二月三十一日，所有盤存以成本列帳。

20 貿易應收款及其他應收款、預付款及按金

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
應收款：				
共同控制實體	1,950	53	–	–
聯營公司	–	2,751	–	–
一承資公司	2,105	1,922	–	–
有關連人士(附註(a))	20,388	64,856	–	–
貿易應收款(附註(b))	833,954	773,939	553,498	522,254
減：呆帳準備	(70,912)	(59,058)	(38,335)	(35,257)
預付款、按金及其他應收款	204,324	180,879	113,022	86,241
	991,809	965,342	628,185	573,238

附註：

(a) 於二〇〇三年十二月三十一日，流動資產沒有因貸款而作抵押。於二〇〇二年十二月三十一日，本集團為取得部份短期貸款，將有關連人士應收款港幣13,096,000元作抵押。

(b) 本集團採取信貸政策管理，為本集團大部份符合信貸評估標準的客戶提供四十日至六十日之平均信貸期，其餘客戶則需貨到付款、預付款或須銀行擔保。

20 貿易應收款及其他應收款、預付款及按金（續）

於二〇〇三年十二月三十一日，貿易應收款包括應收聯營公司、一承資公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
即期	400,378	406,356	247,004	245,108
一至兩個月	202,228	182,887	154,217	137,153
二至三個月	124,803	119,576	92,803	88,789
三至四個月	59,698	59,209	40,684	33,789
四至五個月	16,829	18,893	6,786	6,745
五個月以上	43,896	46,135	12,004	10,670
	847,832	833,056	553,498	522,254
貿易應收款：				
第三方	833,954	773,939	553,498	522,254
共同控制實體、聯營公司、一承資公司及有關連人士	13,878	59,117	–	–
	847,832	833,056	553,498	522,254

21 貿易應付款及其他應付款及應計費用

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
應付款：				
共同控制實體	–	2,993	–	–
聯營公司	7,794	16,698	–	–
有關連人士	509	31,718	–	–
貿易應付款	93,666	130,612	54,903	96,644
其他應付款及應計費用	409,558	393,787	198,874	156,064
	511,527	575,808	253,777	252,708

於二〇〇三年十二月三十一日，貿易應付款包括應付共同控制實體、聯營公司及有關連人士之貿易款項之帳齡分析如下：

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
即期	65,009	98,645	45,156	61,194
一至兩個月	29,690	45,117	7,707	26,100
二至三個月	3,158	14,207	1,894	8,526
三至四個月	1,475	3,711	93	732
四至五個月	848	3,173	5	33
五個月以上	1,789	17,122	48	59
	101,969	181,975	54,903	96,644

21 貿易應付款及其他應付款及應計費用（續）

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應付款：				
第三方	93,666	130,612	54,903	96,644
共同控制實體、聯營公司及有關連人士	8,303	51,363	–	–
	101,969	181,975	54,903	96,644

22 銀行存款及透支

(a) 於二〇〇三年十二月三十一日，本集團已將港幣228,000元(2002：港幣1,618,000元)之銀行存款抵押，以擔保授予本集團之若干銀行融資及信貸額。

(b) 於二〇〇三年十二月三十一日，銀行透支港幣6,532,000元(2002：港幣45,970,000元)爲無抵押。

23 撥備

	逆況合約	
	本集團	本公司
	2003	2003
	港幣千元	港幣千元
於二〇〇三年一月一日	–	–
逆況合約之撥備	95,277	31,857
匯兌差異	(152)	–
於二〇〇三年十二月三十一日	95,125	31,857

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
撥備總額之分析				
非流動負債	62,052	–	10,682	–
流動負債	33,073	–	21,175	–
	95,125	–	31,857	–

24 短期貸款

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
短期銀行貸款，有抵押	22,842	85,122	–	–
短期銀行貸款，無抵押	526,526	147,664	450,000	30,000
	549,368	232,786	450,000	30,000

25 退休金責任

	本集團	
	2003	2002
	港幣千元	港幣千元
責任：		
－退休金 － 界定供款計劃(附註(a))	6,188	6,640
－退休金 － 界定福利計劃(附註(b))	11,372	7,642
	17,560	14,282

附註：

(a) 退休金 － 界定供款計劃

沒收供款港幣2,981,000元(2002：港幣4,370,000元)已於年內動用。

於年結時應付供款合計為港幣6,188,000元(2002：港幣6,640,000元)，並列於其他應付款及應計費用內。

(b) 退休金 － 界定福利計劃

本集團根據台灣有關法例設有一界定福利退休計劃，為當地合資格之員工提供福利。

此退休計劃為按照最終薪金計算之界定福利計劃。此等注資計劃之資產獨立於本集團之資產，透過中央信託基金用作投資。此計劃每年由合資格精算師採用預計單位貸記法估值。羅兵咸永道會計師事務所為台灣之界定福利計劃作出最近一次截止二〇〇三年十二月三十一日止之評估。此估值顯示福利計劃可用之資產淨額足可支付過往服務之累積負債。

在資產負債表確認之金額按下列方式釐定：

	本集團	
	2003	2002
	港幣千元	港幣千元
注資責任之現值	29,449	21,278
計劃資產之公平值	(13,974)	(11,214)
	15,475	10,064
未確認精算虧損	(4,103)	(2,422)
資產負債表內之負債	11,372	7,642

在損益帳確認之金額如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
現有服務成本	5,338	3,197
利息成本	911	580
計劃資產之預計回報	(367)	(347)
合計(列於員工成本內)(附註4)	5,882	3,430

25 退休金責任（續）

在資產負債表確認之負債變動如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
於一月一日	7,642	6,224
匯兌差異	162	297
總支出 － 如上列示	5,882	3,430
已付供款	(2,314)	(2,309)
於十二月三十一日	11,372	7,642

所用之主要精算假設如下：

	本集團	
	2003	2002
	%	%
折讓率	3.50	4.00
計劃資產之預期回報率	2.75	3.25
未來薪酬之預期增長率	2.50	3.00

26 股本

	每股面值港幣0.05元之普通股數目	面值
		港幣千元
法定：		
二○○三年一月一日及二○○三年十二月三十一日	1,300,000,000	65,000
發行及實收：		
二○○三年一月一日及二○○三年十二月三十一日	438,000,000	21,900

27 儲備

(a) 本集團

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇三年一月一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
綜合帳目後所得								
－附屬公司	–	–	–	–	(5,773)	–	–	(5,773)
－共同控制實體	–	–	–	–	1,504	–	–	1,504
－聯營公司	–	–	–	–	686	–	–	686
匯兌差異	–	–	–	–	(21,016)	–	21,016	–
本年度溢利	–	–	–	–	–	–	440,998	440,998
轉帳	–	–	(307)	363	–	–	(56)	–
二〇〇二年已派末期股息(附註10)	–	–	–	–	–	–	(328,500)	(328,500)
二〇〇三年已派中期股息(附註10)	–	–	–	–	–	–	(87,600)	(87,600)
二〇〇三年十二月三十一日	**602,026**	**70,000**	**864**	**7,831**	**(26,468)**	**40,118**	**2,579,276**	**3,273,647**
相當於								
二〇〇三年擬派末期股息							262,800	
其他							2,316,476	
二〇〇三年十二月三十一日保留盈餘							**2,579,276**	
本公司及附屬公司	602,026	70,000	864	7,831	(18,303)	40,118	2,642,629	3,345,165
共同控制實體	–	–	–	–	(7,620)	–	(46,933)	(54,553)
聯營公司	–	–	–	–	(545)	–	(16,420)	(16,965)
二〇〇三年十二月三十一日	**602,026**	**70,000**	**864**	**7,831**	**(26,468)**	**40,118**	**2,579,276**	**3,273,647**

27 儲備（續）

(a) 本集團（續）

	股份溢價	普通儲備	資本儲備	法定儲備	外匯浮動儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇二年一月一日	602,026	70,000	1,171	7,468	(10,465)	40,118	2,362,407	3,072,725
綜合帳目後所得								
一附屬公司	–	–	–	–	751	–	–	751
一共同控制實體	–	–	–	–	4,135	–	–	4,135
一聯營公司	–	–	–	–	903	–	–	903
匯兌差異	–	–	–	–	2,807	–	(2,807)	–
本年度溢利	–	–	–	–	–	–	589,918	589,918
二〇〇一年已派末期股息	–	–	–	–	–	–	(328,500)	(328,500)
二〇〇二年已派中期股息(附註10)	–	–	–	–	–	–	(87,600)	(87,600)
二〇〇二年十二月三十一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332
相當於								
二〇〇二年擬派末期股息							328,500	
其他							2,204,918	
二〇〇二年十二月三十一日保留盈餘							2,533,418	
本公司及附屬公司	602,026	70,000	1,171	7,468	8,486	40,118	2,608,158	3,337,427
共同控制實體	–	–	–	–	(9,124)	–	(65,784)	(74,908)
聯營公司	–	–	–	–	(1,231)	–	(8,956)	(10,187)
二〇〇二年十二月三十一日	602,026	70,000	1,171	7,468	(1,869)	40,118	2,533,418	3,252,332

27 儲備（續）

(b) 本公司

	股份溢價	普通儲備	資本贖回儲備	保留盈餘	總數
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇三年一月一日	602,026	70,000	40,118	2,428,959	3,141,103
本年度溢利	–	–	–	237,174	237,174
二〇〇二年已派末期股息(附註10)	–	–	–	(328,500)	(328,500)
二〇〇三年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇三年十二月三十一日	**602,026**	**70,000**	**40,118**	**2,250,033**	**2,962,177**
相當於					
二〇〇三年擬派末期股息				262,800	
其他				1,987,233	
二〇〇三年十二月三十一日保留盈餘				**2,250,033**	
二〇〇二年一月一日	602,026	70,000	40,118	2,378,203	3,090,347
本年度溢利	–	–	–	466,856	466,856
二〇〇一年已派末期股息	–	–	–	(328,500)	(328,500)
二〇〇二年已派中期股息(附註10)	–	–	–	(87,600)	(87,600)
二〇〇二年十二月三十一日	602,026	70,000	40,118	2,428,959	3,141,103
相當於					
二〇〇二年擬派末期股息				328,500	
其他				2,100,459	
二〇〇二年十二月三十一日保留盈餘				2,428,959	

根據一附屬公司之當地法律規章，此附屬公司須將若干出售固定資產之收益及視作出售其聯營公司權益之收益轉撥至資本儲備。出售固定資產收益之資本儲備只可用以彌補經營虧損及轉為股本。隨著當地規章之轉變，出售固定資產收益之資本儲備於年內已轉回至保留盈餘。視作出售其聯營公司權益之收益之資本儲備只可用以彌補經營虧損。

根據一附屬公司之當地法律，此附屬公司須將每年之淨收益，扣除累積虧損後之10%保留作為法定儲備，直至該儲備累積至股本總額為止。法定儲備只可用以彌補經營虧損及轉為股本。

本集團之資本贖回儲備及股份溢價帳是根據香港公司條例之規定而設立。

根據香港公司條例第79B條計算，本公司於二〇〇三年十二月三十一日之可供分派儲備(包括保留盈餘及普通儲備)為港幣2,320,033,000元(2002：港幣2,498,959,000元)。

28 長期負債

	本集團	
	2003	2002
	港幣千元	港幣千元
貸款，有抵押	62,182	76,626
融資租賃承擔	359	462
	62,541	77,088
列為流動負債之一年內應償還額	(5,276)	(21,499)
	57,265	55,589

以上項目之分析如下：

	2003	2002
	港幣千元	港幣千元
銀行貸款		
－須於五年內全部償還	26,937	51,160
－毋須於五年內全部償還	30,888	20,988
	57,825	72,148
其他貸款		
－須於五年內全部償還	4,357	4,478
	62,182	76,626
融資租賃承擔		
－須於五年內全部償還	359	462
	62,541	77,088
列為流動負債之一年內應償還額	(5,276)	(21,499)
	57,265	55,589

於二○○三年十二月三十一日，本集團之銀行貸款及其他貸款（不包括融資租賃負債）之還款期如下：

	銀行貸款		其他貸款	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
－一年內	4,806	21,208	111	102
－第二年	5,081	8,818	4,246	111
－第三至第五年	17,050	21,133	–	4,265
－五年以上	30,888	20,989	–	–
	57,825	72,148	4,357	4,478

28 長期負債（續）

於二〇〇二年十二月三十一日，本集團之融資租賃負債之還款期如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
一一年內	395	245
一第二年	–	245
一第三至第五年	–	57
	395	547
融資租賃之未來融資支出	(36)	(85)
融資租賃負債之現值	359	462

融資租賃負債之現值如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
一一年內	359	189
一第二年	–	211
一第三至第五年	–	62
	359	462

29 遞延稅項

遞延稅項負債/(資產)之變動如下：

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
一月一日	55,606	52,438	63,514	59,245
匯兌差異	893	(58)	–	–
收購附屬公司(附註 34(c))	(660)	–	–	–
在損益帳支銷之遞延稅項(附註 8)	16,368	3,226	30,851	4,269
十二月三十一日	72,207	55,606	94,365	63,514

遞延所得稅負債港幣74,000元(2002：港幣8,000元)並未就原本應就一承資公司之未匯返盈利支付之預扣稅及其他稅項而設立。

29 遞延稅項（續）

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅損作確認。本集團有未確認稅損港幣471,450,000元(2002：港幣498,333,000元)可結轉以抵銷未來應課收入；該等稅損的到期日如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
一年內	**1,862**	–
於二至五年內	**6,950**	82,441
五年後	**74,532**	87,851
無到期日	**388,106**	328,041
	471,450	498,333

年內遞延稅項資產及負債之變動(與同一徵稅地區之結餘抵銷前)如下：

(a) 本集團

遞延稅項負債

	加速稅項折舊		其他		總計	
	2003	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
於一月一日	**64,403**	55,495	**1,297**	5,251	**65,700**	60,746
在損益帳扣除/(記帳)	**71,651**	8,920	**3,325**	(3,953)	**74,976**	4,967
匯兌差額	**(13)**	(12)	**(5)**	(1)	**(18)**	(13)
於十二月三十一日	**136,041**	64,403	**4,617**	1,297	**140,658**	65,700

遞延稅項資產

	撥備		稅損		其他		總計	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
於一月一日	**–**	–	**–**	–	**10,094**	8,308	**10,094**	8,308
在損益帳記帳	**18,169**	–	**29,467**	–	**10,972**	1,741	**58,608**	1,741
收購附屬公司 (附註34(c))	**–**	–	**–**	–	**660**	–	**660**	–
匯兌差額	**(31)**	–	**–**	–	**(880)**	45	**(911)**	45
於十二月三十一日	**18,138**	–	**29,467**	–	**20,846**	10,094	**68,451**	10,094

29 遞延稅項（續）

(b) 本公司

遞延稅項負債

	加速稅項折舊		其他		總計	
	2003	2002	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	62,483	54,261	1,031	4,984	63,514	59,245
在損益帳扣除/(記帳)	69,150	8,222	1,716	(3,953)	70,866	4,269
於十二月三十一日	131,633	62,483	2,747	1,031	134,380	63,514

遞延稅項資產

	撥備		稅損		其他		總計	
	2003	2002	2003	2002	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於一月一日	–	–	–	–	–	–	–	–
在損益帳記帳	5,575	–	29,015	–	5,425	–	40,015	–
於十二月三十一日	5,575	–	29,015	–	5,425	–	40,015	–

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
確認於資產負債表的遞延稅項資產淨額	(23,551)	–	–	–
確認於資產負債表的遞延稅項負債淨額	95,758	55,606	94,365	63,514
	72,207	55,606	94,365	63,514
在資產負債表列帳之金額包括：				
超過12個月後收回之遞延稅項資產	(27,563)	(5,798)	(7,294)	–
超過12個月後償還之遞延稅項負債	106,845	65,700	101,659	63,514

30 或有負債

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
作出擔保以取得銀行融資予：				
－附屬公司(附註(a))	–	–	167,892	86,825
－一承資公司	1,111	1,551	–	–
爲一附屬公司取得履約債券作出擔保(附註(b))	–	88,000	–	88,000
	1,111	89,551	167,892	174,825

附註：

(a) 於二○○三年三月十八日，本公司爲一附屬公司取得備用信用證而向一間台灣銀行作出爲數達新台幣735,000,000元(港幣167,892,000元)的擔保。

(b) 就向香港特別行政區政府發出的履約債券而向銀行提供港幣88,000,000元的擔保經已取消，並由銀河衛星廣播有限公司(銀河衛星)所提供之抵押代替。本集團在二○○三年二月二十日減低其於銀河衛星之實際股本權益至49%。

(c) 管理層預計上述來自日常業務之銀行擔保及其他擔保不會產生重大負債。

31 資本承擔

購買固定資產之承擔數目如下：

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
經批准惟未簽約	169,232	191,550	96,663	138,497
經簽約惟未撥備	73,814	414,174	71,038	382,645
	243,046	605,724	167,701	521,142

上述未包括本集團在共同控制實體之應佔購買固定資產之承擔如下：

	本集團	
	2003	2002
	港幣千元	港幣千元
經簽約惟未撥備	–	2

32 經營租賃承擔

於二〇〇三年十二月三十一日，本集團根據不可撤銷之經營租賃而於未來支付之最低租賃付款總額如下：

	本集團		本公司	
	2003	2002	2003	2002
	港幣千元	港幣千元	港幣千元	港幣千元
土地及樓宇				
一第一年內	42,895	106,986	25,064	91,531
一第二至第五年內	36,155	64,700	18,943	38,866
一五年後	19	34	-	-
	79,069	171,720	44,007	130,397
器材及轉發器				
一第一年內	98,815	92,673	859	-
一第二至第五年內	186,244	256,375	1,875	-
一五年後	81,877	112,501	-	-
	366,936	461,549	2,734	-
	446,005	633,269	46,741	130,397

33 電視廣播牌照

本公司乃根據香港特別行政區政府(「政府」)發牌之條款經營，而該牌照有效期十二年直至二〇一五年十一月三十日。此牌照需於二〇〇九年接受中期檢討。

34 綜合現金流量表附註

(a) 經營溢利與經營產生之現金流入淨額對帳：

	2003	2002
	港幣千元	港幣千元
經營溢利	533,164	735,549
折舊	235,319	167,111
固定資產之減值	15,978	-
商譽之攤銷	2,127	-
出售固定資產收益	(1,613)	(148)
逆況合約之撥備	95,277	-
投資虧損	1,275	-
投資虧損之撥備	192	-
利息收入	(3,491)	(7,786)
匯兌差異	(10,094)	(10,412)
營運資金變動前之經營溢利	868,134	884,314
減少/(增加)節目、影片版權及盤存	60,019	(122,738)
(增加)/減少貿易應收款及其他應收款、預付款及按金	(10,251)	181,278
減少貿易應付款及其他應付款及應計費用	(62,022)	(160,577)
增加退休金責任一界定福利計劃	3,730	1,418
經營產生之現金流入淨額	859,610	783,695

34 綜合現金流量表附註（續）

(b) 年內融資變動情況分析：

	少數股東權益	股本（包括溢價）	長期銀行貸款	其他貸款	融資租賃承擔	短期貸款
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二〇〇三年一月一日結存	424	623,926	72,148	4,478	462	232,786
由少數股東投入資本	38,685	-	-	-	-	-
視作出售附屬公司權益之收益	(27,726)	-	-	-	-	-
收購附屬公司(附註34(c))	54,331	-	-	-	-	-
匯兌差異	(640)	-	1,137	(19)	116	-
本年度償還額	-	-	(75,509)	(102)	(219)	(232,786)
本年度增添額	-	-	60,049	-	-	549,368
	64,650	-	(14,323)	(121)	(103)	316,582
少數股東權益應佔溢利	18,711	-	-	-	-	-
二〇〇三年十二月三十一日結存	**83,785**	**623,926**	**57,825**	**4,357**	**359**	**549,368**
二〇〇二年一月一日結存	-	623,926	87,081	5,481	591	175,947
匯兌差異	(2,689)	-	4,414	10	53	-
本年度償還額	-	-	(21,552)	(1,013)	(182)	(175,947)
本年度增添額	-	-	2,205	-	-	232,786
償還一少數股東之貸款	(1,156)	-	-	-	-	-
	(3,845)	-	(14,933)	(1,003)	(129)	56,839
少數股東權益應佔溢利	4,269	-	-	-	-	-
二〇〇二年十二月三十一日結存	424	623,926	72,148	4,478	462	232,786

34 綜合現金流量表附註（續）

(c) 收購附屬公司

	港幣千元
購入之淨資產	
固定資產	1,243
在證券之投資	378
遞延稅項資產	660
盤存	664
貿易應收款及其他應收款、預付款及按金	23,719
現金及銀行結存	26,972
貿易應付款及其他應付款及應計費用	(10,876)
應付稅項	(212)
匯兌差異	1,422
少數股東權益	(54,331)
	(10,361)
商譽	64,866
	54,505
支付方式	
一前聯營公司之投資	25,377
現金	29,128
	54,505

(d) 出售一附屬公司

	港幣千元
出售之淨資產	
固定資產	102,016
貿易應收款及其他應收款、預付款及按金	7,479
現金及銀行結存	5,497
貿易應付款及其他應付款及應計費用	(15,965)
	99,027
出售之收益	5,213
	104,240
支付方式	
應佔一前附屬公司之資產淨值	(5,009)
應收一前附屬公司帳款	109,249
	104,240

35 重大有關連人士交易

本集團在正常業務範圍內進行之重大有關連人士交易摘要如下：

(a) 由一九九二年五月五日起，本公司之主要股東－邵氏兄弟(香港)有限公司(「邵氏」)已根據一項製作管理協議提供其位於香港之若干製作設施予本公司。於二〇〇一年一月三十一日，本公司與邵氏訂立一項新的製作管理協議，由二〇〇一年二月一日起至二〇〇三年一月三十一日止，為期兩年。每月費用為港幣445,000元。該製作管理協議於二〇〇三年一月三十一日到期後不予延續。本公司於二〇〇三年內已付邵氏之費用為港幣445,000元(2002：港幣5,345,000元)。

(b) 於一九九七年五月十九日及一九九七年十二月十五日，本公司與邵氏分別訂立兩項租賃協議，據此，邵氏出租若干辦公室及泊車位予本公司。此兩項租賃協議之租賃期分別由一九九七年七月一日及一九九七年十一月一日起至二〇〇五年六月三十日止。本公司於二〇〇三年內已付邵氏之租金為港幣17,732,000元(2002：港幣17,732,000元)。

(c) 於二〇〇一年三月三十日，本公司與Chevalier(Network Solutions) Limited(「CNSL」)訂立意向書，內容有關CNSL向本公司之新電視廣播城供應、安裝及保養PABX及結構電纜網路，整筆費用為港幣20,526,000元，並會以分期方式支付。CNSL之控股公司之控權股東亦為本公司之董事。載有意向書所載條款之正式合約已於二〇〇一年十一月訂立。本公司於二〇〇三年內已付CNSL之數額為港幣5,119,000元(2002：港幣8,664,000元)。

(d) Era Films(Hong Kong) Limited(「Era Films」)已透過其代理Red River Agents Limited(「Red River」)按本公司不時刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段。Era Films及Red River均為本公司一非全資附屬公司 — 聯意製作股份有限公司(「聯意」)之少數股東 — 年代網際事業股份有限公司(「年代」)之聯繫人士。本公司於二〇〇三年內之累算收益為港幣424,000元(2002：港幣1,766,000元)。

(e) 聲寶 — 樂聲(香港)有限公司(「聲寶－樂聲」)已透過其代理 Thematic Advertising Limited 及 Standard Advertising HK Limited(兩者均為獨立第三方及不與本公司相關連)按本公司不時刊發之價目表之條款及條件，向本公司購買本公司於香港之頻道之廣告時段及贊助。聲寶 — 樂聲其中一名可控制聲寶 — 樂聲50%投票權之股東(連同其家屬)亦為本公司之董事。本公司於二〇〇三年內之累算收益為港幣88,000元(2002：港幣1,926,000元)。

(f) 由一九九八年起，本公司與一聯營公司，銀河衛星廣播有限公司(「銀河衛星」)訂立多項分特許協議，分特許銀河衛星使用若干辦公室、泊車位及衛星地面站。銀河衛星在本集團於二〇〇三年二月二十日出售51%權益之前乃是本公司之全資附屬公司。銀河衛星於二〇〇三年內已付之特許費用為港幣3,690,000元。

(g) 於二〇〇一年九月四日，本公司與銀河衛星訂立一項頻道供應協議，內容有關本公司以獨家形式向銀河衛星在香港之收費電視平台供應五條頻道予其播放，協議日期由銀河衛星之服務正式作商業啓播時起計，為期五年，同時，協議各方有權選擇於該協議到期日時再續約五年。由於銀河衛星之服務未曾展開，故本公司並未計算由此應得之收入。

(h) 於二〇〇三年二月二十日，銀河衛星就其欠下本公司之債務向本公司發出本金為港幣115,564,000元之承付票，此承付票是要付8%年息的。銀河衛星須把該承付票的本金及其累算利息分別於二〇〇七年二月二十日及二〇〇八年二月二十日分兩期向本公司清付，除非銀河衛星於上述任何一日之前公開上市，否則銀河衛星不必提早清付該承付票的本金及其累算利息餘額。

(i) 由一九九五年一月一日起，年代已充任聯意之獨家分銷商，在台灣分銷聯意之有線電視頻道，並負責代表聯意收取因播放其電視節目之所得收益。於二〇〇〇年十一月十六日，訂約方把該分銷協議續期兩年，由二〇〇一年三月一日起生效。於二〇〇二年三月十三日，聯意與年代就分銷協議訂立增補協議，以更改由二〇〇二年一月一日起聯意應付予年代之佣金金額。該分銷協議於二〇〇三年二月二十八日到期後不予延續。聯意於二〇〇三年內已支付年代之費用為港幣1,798,000元(2002：港幣10,769,000元)。

35 重大有關連人士交易（續）

(j) 由一九九五年起，年代已於聯意經營之有線電視頻道，以及由聯意代理招攬廣告之頻道或雜誌訂購廣告。由二〇〇二年七月一日起，聯意祇負責爲其名下之電視頻道及其獲委爲廣告代理之雜誌招攬廣告。聯意於二〇〇三年內收取年代之數額爲港幣8,590,000元(2002：港幣2,921,000元)。

(k) 由一九九五年起，聯意已充任年代之市場推廣代理，爲年代在台灣經營之若干電視頻道招攬廣告。於二〇〇一年七月十二日，訂約方把該協議續期一年，由二〇〇一年七月一日起生效。根據協議，聯意將從第三方廣告商透過聯意在年代所經營頻道上播放廣告而產生的廣告收入總額中扣除15%作爲佣金，餘款則按月以現金支付予年代。訂約方之間同意聯意將不會就以非現金代價支付費用的廣告收取任何佣金。聯意於二〇〇三年內並無收取(未扣除大額回扣)任何數額(2002：港幣19,681,000元)。聯意於二〇〇三年內並無支付任何大額回扣數額予第三方廣告商(2002：港幣20,340,000元)。

(l) 由一九九八年八月一日起，年代已爲聯意在台灣提供光纖網絡服務。於二〇〇三年三月二十一日，訂約方把該服務協議續期一年，由二〇〇三年一月一日起生效。據此，年代會以港幣295,000元(新台幣1,300,000元)之月費(包括5%銷售稅)爲聯意提供一條容量爲45百萬位元之光纖線、維修及管理十四處光纖結點機房及上傳衛星訊號控制室之費用。於二〇〇三年八月二十八日，訂約方訂立增補協議，據此：(i)協議年期將進一步延長六個月至二〇〇四年六月三十日：及(ii)由二〇〇三年八月一日起，聯意應付予年代之月費將減至港幣174,000元(新台幣765,000元)(包括5%銷售稅)。聯意於二〇〇三年內付予年代之費用爲港幣2,789,000元(2002：港幣6,849,000元)。

(m) 由二〇〇〇年十月二十八日起，聯意已爲年代在台灣提供衛星設備及技術服務及年代已爲聯意在台灣提供中繼頻道衛星節目信號服務。於二〇〇三年一月三十日，訂約方訂立新協議把上述服務續期一年，由二〇〇三年一月一日起生效。根據新協議：(i)由二〇〇三年二月一日起，年代應付聯意之月費(包括5%銷售稅)將減至港幣669,000元(新台幣3,000,000元)；(ii)聯意應付年代之月費(包括5%銷售稅)將減至港幣334,000元(新台幣1,500,000元)。此項安排已由二〇〇四年一月一日起按相同條款及條件再續期一年。聯意於二〇〇三年內收取年代之費用爲港幣8,423,000元(2002：港幣15,586,000元)，而聯意於二〇〇三年內付予年代之費用則爲港幣4,208,000元(2002：港幣7,754,000元)。

(n) 由一九九九年七月一日起，聯意已充任英特發股份有限公司(「英特發」)(直至二〇〇三年二月二十六日止爲年代之聯繫人士，故到該日止爲本公司之關連人士)之廣告代理，爲英特發在台灣出版及分銷之刊物招攬廣告，並負責業務規劃。據此，聯意可收取(扣除以非現金代價支付廣告之現金等值後)廣告收益之某一特定百分比作爲佣金。聯意於二〇〇三年內收取英特發之收益爲港幣797,000元(2002：港幣5,849,000元)。

(o) 聯意與一共同控制實體－星際傳播股份有限公司(「星際」)已訂立數項協議，內容有關星際提供衛星傳送服務予聯意。該等協議已於二〇〇三年九月十五日全部終止。聯意於二〇〇三年內支付予星際之服務費用爲港幣3,799,000元(2002：港幣10,213,000元)。

(p) 於一九九九年四月十六日，本公司一全資附屬公司－電視廣播(國際)有限公司(「電視廣播(國際)」)同意分租部份衛星轉發器容量予年代。此分租協議其後爲二〇〇〇年一月十三日訂立之修訂協議所取代，內容有關更改出租月費及把合約期限改由二〇〇〇年一月一日起開始至二〇〇六年三月三十一日止終止。於二〇〇一年四月二十八日，電視廣播(國際)與年代就經修訂協議訂立一項增補協議，據此，訂約方同意由二〇〇一年三月一日起把電視廣播(國際)分租予年代之轉發器容量由27兆赫減至13.5兆赫。電視廣播(國際)於二〇〇三年內收取年代之費用爲港幣5,159,000元(2002：港幣5,167,000元)。

(q) 於二〇〇二年五月二十一日，電視廣播(國際)與本公司兩家非全資附屬公司主要股東之聯繫人士 — MEASAT Broadcast Network Systems Sdn.Bhd.(「MBNS」)訂立交易備忘錄，據此，電視廣播(國際)會由二〇〇二年四月十六日起至二〇〇四年九月三十日止期間提供電視節目予MBNS擁有及經營之頻道於馬來西亞及汶萊作獨家播放。電視廣播(國際)於二〇〇三年內之累算收入爲港幣82,235,000元。(2002：港幣47,736,000元)。

35 重大有關連人士交易（續）

(r) 於二○○二年六月二十五日，電視廣播(國際)以聯意之代理身分與 MBNS 訂立交易備忘錄，授權MBNS由二○○二年四月十六日起至二○○四年九月三十日止期間，可透過由MBNS及其聯屬公司於馬來西亞及汶萊經營之收費電視服務獨家播放一條華語頻道。聯意於二○○三年內之累算收入為港幣21,767,000元(2002：港幣15,566,000元)。

(s) 於二○○二年六月二十六日，本公司一全資附屬公司 — TVB Satellite TV Entertainment Limited(「TVBSE」)與MBNS訂立交易備忘錄，內容有關由二○○二年四月十六日起至二○○四年九月三十日止期間，提供兩條華語頻道予MBNS，使其及其聯屬公司可於馬來西亞及汶萊經營之收費電視服務播放該等頻道。TVBSE於二○○三年內之累算收入為港幣25,988,000元(2002：港幣11,722,000元)。

(t) 於二○○二年七月八日，MBNS委任TVBSE由二○○二年四月十六日起至二○○四年九月三十日止期間為其廣告代理，負責若干頻道在馬來西亞及汶萊所有廣告及贊助之銷售。TVBSE於二○○三年內之累算收入為港幣26,192,000元(2002：港幣16,500,000元)。

(u) 由一九九八年起，銀河衛星已提供衛星訊號上傳及放送服務予電視廣播(國際)、TVBSE及TVB(Australia)Pty. Ltd.。於二○○三年內已付銀河衛星之服務費用為港幣36,599,000元。

除上文所述外，其他數額對本集團而言屬不重大之有關連人士交易包括：

—出租設施及辦公室之租金收入，

—新聞報導之分特許權收入，

—出售固定資產之收入，

—分租部份衛星轉發器容量之收入，

—分銷影片版權之費用，

—租賃製作地方及設備之租金費用，及

—支付客戶服務咨詢中心之費用。

36 帳目之批准

此帳目已於二○○四年三月十七日經董事局批准。

37 附屬公司

名稱	註冊地點	發行及實收 普通股 股本	優先股 股本	擁有股份之百分比 本集團	本公司	主要業務
# iTVB Holdings Limited	英屬處女群島	HK$10,000	–	100	100	投資控股
Jade Animation International Limited	百慕達	US$12,000	–	100	100	動畫投資、發行及分銷
動佳有限公司	香港	HK$2	–	100	100	未有營業
OHE Facilities Limited	百慕達	US$20,000	–	100	100	暫停營業
TVB Investment Limited	百慕達	US$20,000	–	100	100	投資控股
TVB (Overseas) Limited	百慕達	US$12,000	–	100	100	投資控股
TVB Satellite TV Holdings Limited	百慕達	US$12,000	–	100	100	投資控股
電視廣播(國際)有限公司	香港	HK$2,000,000	–	100	100	投資控股及節目發行
TVBO Production Limited	百慕達	US$12,000	–	100	100	片主及節目發行
Capital Empire Limited	英屬處女群島	US$1,000	–	100	–	片主及節目發行
CC Decoders Ltd.	英國	GBP2	–	100	–	提供解碼器材
Condor Entertainment B.V.	荷蘭	EUR18,400	–	100	–	節目發行及分銷
# Countless B.V.	荷蘭	EUR18,400	–	100	–	暫停營業
東方彩視投資股份有限公司	台灣	NT$1,000,000	–	100	–	投資控股
# Extra Profit Holdings Limited	英屬處女群島	HK$1	–	100	–	投資控股

37 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	發行及實收 優先股 股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
# Fairwork Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
# Golden Star Video Library Sdn. Bhd.	馬來西亞	MYR10,000	–	51	–	暫停營業
+ 英特發股份有限公司	台灣	NT$199,800,000	–	64.76	–	出版雜誌
# iTVE Limited	英屬處女群島	HK$10,000	–	100	–	投資控股
翡翠動畫有限公司	香港	HK$2	–	100	–	提供動畫服務
# 翡翠動畫製作有限公司	香港	HK$500,000	–	100	–	動畫製作及投資控股
Jade Multimedia International Limited	百慕達	US$12,000	–	100	–	動畫投資、發行及分銷
聯意製作股份有限公司	台灣	NT$880,000,000	–	70	–	電視節目製作、錄影廠租賃及廣告
* Oriental Home Entertainment Inc.	加拿大	CAD100	–	100	–	節目發行及分銷
Peony Holding N.V.	荷屬安地列斯群島	US$100	US$6,000	100	–	投資控股及提供節目製作之有關服務
# Request Investments Limited	英屬處女群島	HK$1	–	100	–	投資控股
# Roverly B.V.	荷蘭	EUR18,400	–	100	–	暫停營業
時代華人電視有限公司	香港	HK$4	–	100	–	提供衛星及收費電視節目

37 附屬公司（續）

名稱	註冊地點	發行及實收 普通股 股本	發行及實收 優先股 股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
The Chinese Channel Limited	英國	GBP1,111	–	100	–	提供節目製作之有關服務
The Chinese Channel (France) SAS	法國	EUR37,000	–	100	–	提供衛星及收費電視節目
The Chinese Channel (Holdings) Limited	開曼群島	GBP89,640	–	100	–	投資控股
# Toysters Animation International Ltd.	英屬處女群島	US$1,000	–	55	–	未有營業
TVB (Australia) Pty. Ltd.	澳洲	A$5,500,000	–	100	–	提供衛星及收費電視節目
電視廣播制作資源有限公司	香港	HK$10,000	–	100	–	提供節目製作之有關服務
* TVB Holdings (USA) Inc.	美國	US$6,010,000	–	100	–	投資控股及節目發行及分銷
TVB International Limited	香港	HK$10,000	–	100	–	暫停營業
TVB 澳門有限公司	澳門	MOP25,000	–	100	–	提供節目製作之有關服務
* TVB (Mauritius) Limited	毛里求斯	US$2	–	100	–	投資控股
§ 電視廣播出版(控股)有限公司	香港	HK$8,550,000	–	73.68	–	投資控股
電視廣播出版有限公司	香港	HK$20,000,000	–	73.68	–	出版雜誌
電視廣播(衛星)有限公司	香港	HK$2	–	100	–	提供節目編排及頻道服務

37 附屬公司（續）

名稱	註冊地點	發行及實收普通股股本	發行及實收優先股股本	擁有股份之百分比 本集團	擁有股份之百分比 本公司	主要業務
* TVB Satellite Platform, Inc.	美國	US$3,000,000	–	100	–	提供衛星及收費電視節目
TVB Satellite TV Entertainment Limited	百慕達	US$12,000	–	100	–	提供衛星及收費電視節目
# TVB (Shanghai Holdings) Limited	英屬處女群島	US$1	–	100	–	未有營業
TVB (UK) Limited	英國	GBP2	–	100	–	投資控股
* TVB (USA) Inc.	美國	US$10,000	–	100	–	提供衛星及收費電視節目
TVB Video (UK) Limited	英國	GBP1,000	–	100	–	物業租賃
電視廣播互聯網有限公司	香港	HK$2	–	100	–	互聯網入門網
TVBO Facilities Limited	百慕達	US$12,000	–	100	–	提供節目製作之有關服務
# Zenmora Group Limited	英屬處女群島	US$1,000	–	100	–	投資控股
* 翡翠多媒体设计(上海)有限公司	中華人民共和國，有限公司	US$350,000	–	100	–	動畫設計及製作

所有附屬公司均無發行借貸資本。TVBO Facilities Limited之主要經營地區是在台灣、新加坡、馬來西亞、澳洲、北美洲及歐洲，此外所有附屬公司之註冊地點即其主要經營地區。

* 該等附屬公司帳目非由羅兵咸永道會計師事務所核數，而其對本集團之業績沒有重大影響。

\# 該等附屬公司帳目未經核數。

37 附屬公司（續）

§ 於二〇〇一年十一月三十日，電視廣播出版(控股)有限公司以未繳股款股份方式以每股港幣8.60元發行總共9,000,000普通股(每股面值爲港幣0.10元)予其少數股東，此等股份在繳付股款前不會擁有任何投票權及股息的權利。於二〇〇三年十二月三十一日，4,500,000股普通股之股款經已繳付，其餘之4,500,000股普通股之股款則仍未需繳付。

+ 於年內，本集團於英特發股份有限公司之實質權益增加了29.5%，而其亦成爲附屬公司。收購此業務並無爲本集團截至二〇〇三年十二月三十一日止年度之營業額及業績有重大貢獻。

Television Broadcasts Limited

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong.